Feeding Tomorrow

Annual and Special Meeting

May 17, 2012





Helping Nature Provide

Potash Corporation of Saskatchewan Inc.
Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular



February 21, 2012

Dear Shareholder:

We are pleased to invite you to the Company's twenty-third annual general meeting, which will be held at 10:30 a.m. (local time) on May 17, 2012 in the Grand Salon of TCU Place, 35 — 22nd Street East, Saskatoon, Saskatchewan, Canada.

The Annual and Special Meeting provides us with a valuable opportunity to consider with shareholders matters of importance to the Company and we look forward to your participation. The accompanying Management Proxy Circular describes the business to be conducted at the meeting and provides information on PotashCorp's approach to executive compensation and governance practices. There will also be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

Your participation in the affairs of the Company is important to us. If you are unable to attend the meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy. Please refer to the "General Voting Information" and "Voting Instructions" sections of the accompanying Management Proxy Circular for further information.

We will also webcast the meeting at www.potashcorp.com. We encourage you to visit our website at any time before the meeting as it provides useful information about the Company and details for accessing the webcast.

The Board and management look forward to your participation at the Annual and Special Meeting and thank you for your continued support.

Sincerely,

D. J. HOWE
Board Chair

W. J. DOYLE
President and
Chief Executive Officer

Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan Canada S7K 7G3

 **Potash**Corp

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (such meeting and any adjournments and postponements thereof referred to as the "Meeting") of shareholders of Potash Corporation of Saskatchewan Inc. (the "Corporation"), a corporation organized under the laws of Canada, will be held on:

> May 17, 2012
> 10:30 a.m. (local time)
> Grand Salon, TCU Place
> 35 — 22nd Street East
> Saskatoon, Saskatchewan, Canada

for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011 and the report of the auditors thereon;

2. to elect the Board of Directors for 2012;

3. to appoint auditors for 2012;

4. to consider and, if deemed appropriate, adopt, with or without variation, a resolution (the full text of which is reproduced in Appendix B to the accompanying Management Proxy Circular) authorizing the Corporation to implement a new performance option plan, which is attached as Appendix C to the accompanying Management Proxy Circular;

5. to consider and approve, on an advisory basis, a resolution (the full text of which is reproduced in Appendix D to the accompanying Management Proxy Circular) accepting the Corporation's approach to executive compensation; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

This Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular are available on the Corporation's website (www.potashcorp.com).

DATED at Saskatoon, Saskatchewan this 21st day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph A. Podwika

JOSEPH A. PODWIKA
Secretary

POTASH CORPORATION OF SASKATCHEWAN INC.
SUITE 500, 122 – 1st AVENUE SOUTH, SASKATOON, SK CANADA S7K 7G3

'12 MANAGEMENT PROXY CIRCULAR
What's Inside

General Information

Management of the Corporation provides this Management Proxy Circular to solicit proxies for the Meeting on May 17, 2012.

Common Shares Outstanding

As at February 21, 2012, 858,745,947 common shares in the capital of the Corporation (the "Shares") were outstanding. The Shares trade under the symbol "POT" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

Record Date and Entitlement to Vote

Each shareholder of record at the close of business on March 19, 2012 (the "Record Date") is entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote on each matter voted on at the Meeting.

Holders of 10% or More Shares

To the knowledge of the Corporation's directors and officers, no person or company owns or exercises control or direction over more than 10% of the outstanding Shares.

Additional Information

Financial information relating to the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for the fiscal year ended December 31, 2011.

Additional information relating to the Corporation that is not contained in this Management Proxy Circular, including the Corporation's financial information as well as its most recent Form 10-K together with any document incorporated by reference therein, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Copies may be obtained, free of charge, upon request from the Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

Currency

Unless otherwise specified, all dollar amounts herein are expressed in United States dollars.

Date of Information

Except as otherwise stated, the information contained herein is given as of February 21, 2012.

General Voting Information

Proxy Solicitation

Management of the Corporation is soliciting proxies of all Registered and Beneficial (Non-Registered) Shareholders ("Beneficial Shareholders") primarily by mail, supplemented by telephone or other contact by employees of the Corporation (who will receive no additional compensation), and all such costs will be borne by the Corporation. The services of Georgeson Shareholder Communications Canada, Inc. (the "Proxy Solicitation Agent"), have been retained by the Corporation for the solicitation of proxies in Canada and in the United States and are estimated to cost $28,000.

If you have any questions about the information contained in this Management Proxy Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent by emailing askus@georgeson.com or by calling 1-866-425-8527, for service in English or in French.

Voting

If you hold Shares as of the Record Date you may vote on four items:

(1) the election of directors;

(2) the appointment of auditors;

(3) a resolution authorizing the Corporation to implement a new performance option plan; and

(4) an advisory vote on executive compensation.

The Corporation's Board of Directors (the "Board") and management recommend that you vote **FOR** items (1), (2), (3) and (4).

All matters to be considered at the Meeting will each be determined by a majority of votes cast at the Meeting by proxy or in person. In the event of equal votes, the Meeting chair is entitled to a second or casting vote.

Quorum

Quorum for any meeting of shareholders is one or more persons present and holding or representing by proxy not less than 5% of the total number of outstanding Shares.

Proxy Voting

The persons named in the proxy form must vote or withhold from voting your Shares in accordance with your instructions on the proxy form. Signing the proxy form gives authority to Mr. Dallas J. Howe, Mr. William J. Doyle, Mr. Wayne R. Brownlee or Mr. Joseph A. Podwika, each of whom is either a director or officer of the Corporation, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

(1) FOR the election to the Board, each of the nominees listed on the proxy form;

(2) FOR the appointment of Deloitte & Touche LLP as auditors until the close of the next annual meeting;

(3) FOR the resolution authorizing the Corporation to implement the 2012 performance option plan;

(4) FOR the resolution relating to the advisory vote on executive compensation; and

(5) FOR management's proposals generally.

A proxy must be in writing and must be executed by you or by your attorney authorized in writing, or, if the shareholder is a corporation or other legal entity, by an officer or attorney duly authorized. A proxy may also be completed over the telephone or over the Internet. Please see "Voting Instructions" below for further information.

Amendments and Other Matters

The persons named in the proxy form have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and to other matters that properly come before the Meeting.

As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Transfer Agent

You can contact CIBC Mellon Trust Company*, the Corporation's transfer agent as follows:

By Telephone:

> 1-800-387-0825 (toll-free within Canada and the United States)
> or
> 1-416-682-3860 (from any country other than Canada and the United States)

By Fax:

> 1-514-985-8843 (all countries)

By Mail:

> P.O. Box 700
> Station B
> Montreal, Quebec, Canada H3B 3K3

Through the Internet:

> www.canstockta.com

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*   Shareholder records are maintained by Canadian Stock Transfer Company Inc. as administrative agent for CIBC Mellon Trust Company.

Voting Instructions

REGISTERED SHAREHOLDER VOTING

You are a Registered Shareholder if your Shares are held in your name and you have a share certificate. The enclosed proxy form indicates whether you are a Registered Shareholder.

Voting Options

✋   In person at the meeting; or

📄   By proxy:

    ☎   By Phone or Fax; or

    ✉   By Mail; or

    🖥   On the Internet.

See below for details on each option.

Voting in Person

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Please register with the transfer agent when you arrive at the Meeting.

Voting by Proxy

Registered Shareholders have four options to vote by proxy:

(a) By Telephone (only available to Registered Shareholders resident in Canada or the United States):

Call 1-866-243-5097 from a touch-tone phone and follow the instructions. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

(b) By Fax:

Complete, date and sign the enclosed proxy form and return it by fax to 1-866-781-3111 (toll-free within Canada and the United States) or 1-416-368-2502 (from any country other than Canada and the United States).

(c) By Mail

Complete, date and sign the enclosed proxy form and return it in the envelope provided.

(d) On the Internet

Go to www.proxypush.ca/pot and follow the instructions on screen. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

At any time, CIBC Mellon may cease to provide telephone and Internet voting, in which case Registered Shareholders can elect to vote by mail or by fax, as described above.

The persons already named in the enclosed proxy are either directors or officers of the Corporation. Please see "General Voting Information — Proxy Voting" above. **You have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting.** If you wish to do so, please strike out those four printed names appearing on the proxy form, and insert the name of your chosen proxyholder in the space provided on the proxy form.

You cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the proxy form if you decide to vote by telephone or on the Internet.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

Deadlines for Voting

(a) ***Attending the Meeting —*** If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) ***Using the Proxy Form —*** If you are voting using the proxy form, your proxy form should be received at the Toronto office of CIBC Mellon Trust Company by mail or fax prior to the commencement of the Meeting, or hand-delivered at the registration table on the day of the Meeting prior to the commencement of the Meeting.

(c) ***Telephone or Internet —*** If you are voting your proxy by telephone or on the Internet, your vote should be received by CIBC Mellon Trust Company no later than 11:00 p.m. (Saskatoon time) on Tuesday, May 15, 2012.

Revoking Your Proxy

As a Registered Shareholder who has voted by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3, at any time up to and including the last business day preceding the date of the Meeting, or by depositing it with the Meeting chair on the day of the Meeting. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a Beneficial Shareholder if your Shares are held in a nominee's name such as a bank, trust company, securities broker or other nominee. Generally, the proxy form or voting instruction form sent or to be sent by your nominee indicates whether you are a Beneficial Shareholder.

Voting Options

- In person at the meeting; or
- By voting instructions.

See below for details on each option.

Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of the transfer agent at the table identified as "Beneficial Shareholders". Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or will have already received, a request for voting instructions or a proxy form for the number of Shares held by you.

Each nominee has its own procedures, which should be carefully followed to ensure that your Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or on the Internet). Beneficial Shareholders should contact their nominee for instructions in this regard.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Please follow the procedures of your nominee carefully to do this. The persons already named in the proxy form are either directors or officers of the Corporation. Please see "General Voting information — Proxy Voting" above.

It is important to ensure that any other person you appoint is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Shares.

Deadline for Voting

(a) **Attending the Meeting** — If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Voting Instructions** — Every nominee has its own procedures which should be carefully followed to ensure that your Shares are voted at the Meeting.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee.

Business of the Meeting

Financial Statements

The Consolidated Financial Statements for the fiscal year ended December 31, 2011 are included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission ("SEC") and the Canadian securities regulatory authorities.

Nominees for Election to the Board of Directors

The 13 nominees proposed for election as directors of the Corporation are listed on page 5. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed on page 5. If, for any reason, at the time of the Meeting any of the nominees are unable to serve, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Appointment of Auditors

At the Meeting, shareholders will be asked to vote to reappoint the firm of Deloitte & Touche LLP, the present auditors of the Corporation, as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote to reappoint Deloitte & Touche LLP as auditors of the Corporation.

Adoption of the 2012 Performance Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, adopt, with or without variation, a resolution (the full text of which is reproduced as Appendix B to this Management Proxy Circular) authorizing the Corporation to implement a new performance option plan, which is attached as Appendix C to this Management Proxy Circular.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the resolution to approve the new performance option plan.

Advisory Vote on Executive Compensation

At the Meeting, shareholders will be asked to consider and approve, on an advisory basis, a resolution (the full text of which is reproduced in Appendix D to this Management Proxy Circular) accepting the Corporation's approach to executive compensation disclosed in this Management Proxy Circular.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the advisory resolution on executive compensation.

Board of Directors

For the second consecutive year, PotashCorp's corporate governance practices placed first out of 253 companies in the Globe and Mail's annual review of corporate governance practices in Canada.

Nominees

The 13 directors being nominated for election in 2012 are:

Christopher M. Burley

Donald G. Chynoweth*

Daniel Clauw*

William J. Doyle

John W. Estey

Gerald W. Grandey**

C. Steven Hoffman

Dallas J. Howe

Alice D. Laberge

Keith G. Martell

Jeffrey J. McCaig

Mary Mogford

Elena Viyella de Paliza

*   New director nominee.

**   The Board appointed Mr. Grandey to the Board on September 9, 2011.

The Corporate Governance and Nominating Committee is of the view that these director nominees represent an appropriate mix of expertise and qualities required for the Board. See pages 6 through 12 for information on each director nominee's professional experience, background and qualifications.

Independent Board

The Board has determined that all director nominees, except for Mr. Doyle and Ms. Viyella de Paliza, are independent. See pages 13 and 14 for more details.

Meeting Attendance

Directors attended 100% of Board and committee meetings in 2011. See page 16 for details.

Retirement

In January 2000, the Board approved a retirement policy that directors not stand for re-election after reaching the age of seventy years. Accordingly, Paul J. Schoenhals and E. Robert Stromberg have not been nominated for election in 2012 and will no longer serve on the Board after the Meeting.

Director Compensation

We establish director compensation after considering the advice of independent consultants, with a view to establishing compensation at the median of the applicable Comparator Group. See pages 17 through 20 for more details.

Total fees and retainers earned by all Board members in 2011 were $2,315,211.

"At Risk" Investment

By the time a director has served on the Board for 5 years, he or she must own Shares and/or Deferred Share Units ("DSUs") with a value at least five times the annual retainer paid to directors. One-half of the ownership threshold is required to be achieved within 2½ years.

All director nominees are currently in compliance with the applicable ownership guidelines of the Corporation.

See pages 21 and 22 for details.

Nominees for Election to the Board of Directors

The articles of the Corporation provide that the Board shall consist of a minimum of 6 directors and a maximum of 20 directors, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, there will be 13 directors.

Proxies solicited hereby, unless otherwise specified, will be voted for the following proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the bylaws of the Corporation and applicable corporate law, hold office until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the bylaws of the Corporation or applicable corporate law. In an uncontested election, any nominee for director who fails to receive votes in favor of his or her election representing at least a majority of the votes cast (added together with the votes withheld) will tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. Except in extenuating circumstances, it is expected that the Corporate Governance and Nominating Committee will recommend to the Board that the resignation be

accepted and effective within a period of 90 days and that the action taken be publicly disclosed. To the extent possible, the committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

The following table highlights the specific experience, attributes and qualifications that led to the Board's conclusion that the person should serve as a director of the Corporation. Specifically, it states the names and ages of all the persons to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their present principal occupation or employment, their business experience over the last five years (including, where applicable, current and past directorships of public companies over the last five years), the period during which present directors of the Corporation have served as directors, their principal areas of expertise and their independence status. The table also discloses the value of at-risk holdings for each of them as at February 21, 2012 and their overall Board and committee meeting attendance in 2011.

For further detailed information on director independence, attendance, at-risk holdings and compensation, please see the tables and narrative following this table.



Christopher M. Burley
Age: 50
Calgary, Alberta, Canada
Director since 2009
Independent(1)

Mr. Burley is a Corporate Director and former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc., an investment banking firm. A graduate of the Institute of Corporate Directors' Education Program, he has more than 21 years experience in the investment banking industry. He is a member of the board of directors of Parallel Energy Trust and the United Way of Calgary.

Principal Areas of Expertise/Experience: Finance Investment Banking Governance	**Value of At-Risk Holdings(2):** February 2012(3): $1,612,403
Board Committee Membership: Audit Corporate Governance and Nominating	**Board & Committee Attendance(4):** 100%



Donald G. Chynoweth
Age: 51
Calgary, Alberta, Canada
Independent[1]

Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M, one of the world's leading engineering and construction groups. He is a graduate of the University of Saskatchewan, with 30 years of management experience in business, politics, investment and business development. He sits on the boards of AltaLink, L.P. and the Calgary Chamber of Commerce.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Global/International Commerce Security Public Policy	February 2012[3]: $0
Board Committee Membership: n/a	**Board & Committee Attendance[4]:** n/a



Daniel Clauw
Age: 61
Forqueux, France
Independent[1]

Mr. Clauw is owner and Chief Executive Officer of Strategie Conseil Developpement (SCD) SAS, France, a private fund and advisor to the chemical industry. He was formerly a senior executive with YARA International, most recently as Executive Vice President and Chief Operating Officer. Mr. Clauw has degrees in chemistry and physics and a financial degree from IFG Paris.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Fertilizer/Chemical Industry Global/International Commerce Global Senior Executive Management	February 2012[3]: $376,880
Board Committee Membership: n/a	**Board & Committee Attendance[4]:** n/a



William J. Doyle
Age: 61
Saskatoon, Saskatchewan,
  Canada
Director since 1989
Non-Independent[1]

Mr. Doyle is President and Chief Executive Officer of the Corporation. He joined PotashCorp as President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. He is on the boards of Canpotex Limited, The Fertilizer Institute and International Plant Nutrition Institute, as well as President of the International Fertilizer Industry Association. He is also a member of the Canadian Council of Chief Executives and the C.D. Howe Institute. Mr. Doyle is a graduate of Georgetown University in Washington, DC and is a member of its Board of Directors as well as a director of the Executives' Club of Chicago and the Big Shoulders Fund.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Fertilizer/Mining/Chemical Industry Global Agriculture/International Commerce Global Senior Executive Management	February 2012[3]: $93,870,777
Board Committee Membership:	**Board & Committee Attendance[4]:**
None	100%



John W. Estey
Age: 61
Glenview, Illinois, USA
Director since 2003
Independent[1]

Mr. Estey is President and Chief Executive Officer of S&C Electric Company, a global provider of equipment and services for electric power systems. He is a member of the Board of Governors of the National Electrical Manufacturers Association, a director of the Executives' Club of Chicago and the Southwire Company and a member of the Board of Trustees of the Adler Planetarium.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Global/International Commerce Business Management Compensation	February 2012[3]: $3,412,310
Board Committee Membership:	**Board & Committee Attendance[4]:**
Compensation (chair) Safety, Health & Environment	100%



Gerald W. Grandey
Age: 65
Saskatoon, Saskatchewan,
  Canada
Director since 2011
Independent[1]

Mr. Grandey was formerly Chief Executive Officer of Saskatoon-based Cameco Corporation. He is a director of Canadian Oil Sands Limited and of Sandspring Resources Ltd. He also serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business and the Board of Governors of the Colorado School of Mines Foundation.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Mining Industry Global/International Commerce Global Senior Executive Management	February 2012[3]: $60,959
Board Committee Membership:	**Board & Committee Attendance[4]:**
n/a	100%



C. Steven Hoffman
Age: 63
Lincolnshire, Illinois, USA
Director since 2008
Independent[1]

Mr. Hoffman is a former senior executive of IMC Global Inc. With over 22 years of global fertilizer sales and marketing management experience, he retired as Senior Vice President and President, Sales and Marketing of IMC Global upon completion of the IMC Global and Cargill Fertilizer merger, creating the Mosaic Company. He is a former Chairman and President of the Phosphate Chemicals Export Association, Inc. ("PhosChem") and a former Chairman of Canpotex Limited.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Fertilizer/Mining/Chemical Industry Global Agriculture/International Commerce Business Management	February 2012[3]: $978,732
Board Committee Membership:	**Board & Committee Attendance[4]:**
Audit Safety, Health & Environment	100%



Dallas J. Howe
Age: 67
Calgary, Alberta, Canada
Director since 1991
Independent[1]

Mr. Howe is owner and Chief Executive Officer of DSTC Ltd., a technology investment company. He is a director of Advanced Data Systems Ltd., Viterra Inc., the C.D. Howe Institute and a Fellow of the Institute of Corporate Directors. A director of the Crown corporation from 1982 to 1989, he joined the Corporation's Board in 1991 and was elected Chair in 2003.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
Agriculture e-Commerce/Technology Governance	February 2012[3]: $20,675,378
Board Committee Membership:	**Board & Committee Attendance[4]:**
Board Chair Corporate Governance and Nominating	100%



Alice D. Laberge
Age: 55
Vancouver, British Columbia,
　Canada
Director since 2003
Independent[1]

Ms. Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Limited. She is a director of the Royal Bank of Canada, Russel Metals Inc., Delta Hotels Limited, Silverbirch Management Ltd and St. Paul's Hospital Foundation in Vancouver and has served as a director of Catalyst Paper Corporation. She is a member of the Board of Governors of the University of British Columbia.

Principal Areas of Expertise/Experience:	Value of At-Risk Holdings[2]:
e-Commerce/Technology Finance Accounting	February 2012[3]: $3,295,036
Board Committee Membership:	**Board & Committee Attendance[4]:**
Audit (chair) Corporate Governance and Nominating	100%



Keith G. Martell
Age: 49
Saskatoon, Saskatchewan,
    Canada
Director since 2007
Independent[1]

Mr. Martell is Chairman and Chief Executive Officer of First Nations Bank of Canada, a Canadian chartered bank primarily focused on providing financial services to the Aboriginal marketplace in Canada. He is a Chartered Accountant, formerly with KPMG LLP. He is a director of the Saskatoon Friendship Inn and the Canadian Chamber of Commerce and serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business. He is a former director of the Public Sector Pension Investment Board of Canada and The North West Company Inc., and a former trustee of the North West Company Fund. He is also a trustee of Primrose Lake Trust.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Finance/Accounting First Nations Business Management	February 2012[3]: $982,654
Board Committee Membership:	**Board & Committee Attendance[4]:**
Audit Compensation	100%



Jeffrey J. McCaig
Age: 60
Calgary, Alberta, Canada
Director since 2001
Independent[1]

Mr. McCaig is Chairman and Chief Executive Officer of the Trimac Group of Companies, a North American provider of bulk trucking and third-party logistics services. Prior to that, he practiced law, specializing in corporate financing and securities. He is Chairman and director of Bantrel, an engineering, procurement and construction company and a director of The Standard Life Assurance Company of Canada, Orbus Pharma Inc. and a director and co-owner of the Calgary Flames Hockey Club[5].

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Transportation Industry Legal Business Management	February 2012[3]: $14,847,307
Board Committee Membership:	**Board & Committee Attendance[4]:**
Audit Compensation	100%



Mary Mogford
Age: 67
Newcastle, Ontario, Canada
Director since 2001
Independent[1]

Ms. Mogford is a Corporate Director and a former Ontario Deputy Minister of Finance and Deputy Minister of Natural Resources. She is a director of Nordion Inc. and an honorary member of the boards of the Hospital For Sick Children and Trent University. She is a Fellow of the Institute of Corporate Directors and an accredited director under the ICD/Rotman School of Business Directors' Education Program. She has also previously served as a director of Falconbridge, Sears Canada and nine other public company boards.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Finance Public Policy Governance	February 2012[3]: $6,307,484
Board Committee Membership:	**Board & Committee Attendance[4]:**
Corporate Governance and Nominating (chair) Compensation	100%



Elena Viyella de Paliza
Age: 57
Dominican Republic
Director since 2003
Non-Independent[1]

Ms. Viyella de Paliza is President of Inter-Quimica, S.A., a chemicals importer and distributor, Monte Rio Power Corp. and Indescorp, S.A. She is a member of the board of the Inter-American Dialogue and Past President of the Dominican Business Council, the Dominican Stock Exchange, Dominican Manufacturers Association and the National Agribusiness Board.

Principal Areas of Expertise/Experience:	**Value of At-Risk Holdings[2]:**
Fertilizer Industry Finance/Business Management Global/International Commerce	February 2012[3]: $4,799,518
Board Committee Membership:	**Board & Committee Attendance[4]:**
Safety, Health and Environment	100%

The terms of Paul Schoenhals, who has served since 1992 and Robert Stromberg, who has served since 1991 will expire at the Meeting. Neither Messrs. Schoenhals or Stromberg have been nominated for election at the Meeting.

---

(1) See "Director Independence and Other Relationships" on pages 13 and 14.

(2) See "At Risk Investment and Year Over Year Changes" on pages 21 and 22 for additional detail.

(3) Based on the closing price per Share on the New York Stock Exchange of $47.11 on February 21, 2012.

(4) See "Attendance of Directors" on page 16 for additional detail.

(5) Mr. McCaig is a director of Orbus Pharma Inc. ("Orbus"). On or about May 17, 2010, Orbus commenced proposal proceedings pursuant to the provisions of the *Bankruptcy and Insolvency Act* (Canada) by filing a notice of intention to make a proposal. A proposal was submitted and approved by the creditors of Orbus on September 28, 2010 and the proposal was approved by the court on October 18, 2010. The proposal was implemented in accordance with the terms and conditions approved by the creditors of Orbus and the court. During 2010, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec issued cease trading orders in relation to the securities of Orbus for the failure by Orbus to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect.

Board Tenure



Number of Directors (y-axis: 0 to 5.5)

Years on the Board (x-axis: 0-4, 5-9, 10-14, 15-19, 20-25)

■ as at February 21, 2012   ■ as at May 17, 2012

As at February 21, 2012, the Corporation's average Board tenure is 11.3 years. Following the Annual Meeting, should all director nominees be elected, the average Board tenure will be 8.2 years.

In January 2000, the Board approved a retirement policy that directors not stand for re-election after reaching the age of seventy years. In compliance with this policy, Messrs. Schoenhals and Stromberg are not seeking re-election this year.

Pursuant to the "PotashCorp Governance Principles", the Chief Executive Officer of the Corporation must also resign from the Board immediately upon retirement or otherwise resigning as Chief Executive Officer. Also, and in addition to the Corporation's majority voting policy, the "PotashCorp Governance Principles" state that a director should offer to resign in the event of a change in principal job responsibilities or in the event of any other significant change in his or her circumstances, including one where continued service on the Board might bring the Corporation into disrepute. For greater certainty, a determination by the Board that a director is no longer independent shall be considered a significant change in such director's circumstances. The Corporate Governance and Nominating Committee will consider the change in circumstance and recommend to the Board whether the resignation should be accepted.

Director Independence and Other Relationships

	Committees[5] (Number of Members)			
	Audit[1] (5)	**Compensation**[1] (5)	**CG&N**[1] (4)	**SH&E**[2] (5)
Management Director — Not Independent				
William J. Doyle				
Outside Director — Not Independent				
E. Robert Stromberg[3] (family business relationship)				√
Elena Viyella de Paliza (family business relationship)				√
Outside Director — Independent				
Christopher M. Burley	√		√	
John W. Estey		Chair		√
Gerald W. Grandey				
C. Steven Hoffman	√			√
Dallas J. Howe (Board Chair)			√	
Alice D. Laberge[4]	Chair		√	
Keith G. Martell[4]	√	√		
Jeffrey J. McCaig	√	√		
Mary Mogford		√	Chair	
Paul J. Schoenhals[3]		√		Chair

(1) All members are independent. All Audit Committee members are independent under additional regulatory requirements applicable to them. The Corporate Governance and Nominating Committee Charter, the Compensation Committee Charter and the Audit Committee Charter each require that each member of the respective committee be independent.

(2) A majority of the Safety, Health and Environment Committee members are independent.

(3) Mr. Schoenhals, who is an independent director, will continue to serve as Chair of the Safety, Health and Environment Committee and as a member of the Compensation Committee until the expiration of his term as director at the Meeting. Mr. Stromberg, who is not independent (family business relationship), will continue to serve as a member of the Safety, Health and Environment Committee until the expiration of his term as director at the Meeting.

(4) Audit Committee financial expert under the rules of the SEC.

(5) As a result of the appointment of Mr. Grandey to the Board on September 9, 2011 and as a result of the nomination of Mr. Chynoweth and Mr. Clauw for election to the Board at the Meeting (all of whom are independent), the composition of the Corporation's committees may change following the Meeting.

The Board has determined that all of the directors of the Corporation and proposed nominees, with the exception of Mr. Doyle, Mr. Stromberg and Ms. Paliza, are independent within the meaning of the "PotashCorp Governance Principles", National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), applicable rules of the SEC and the NYSE corporate governance rules.

For a director to be considered independent, the Board must determine that the director does not have any material relationship with the Corporation, either directly or indirectly (e.g. as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Pursuant to the "PotashCorp Governance Principles" and the "PotashCorp Core Values and Code of Conduct", directors and executive officers of the Corporation inform the Board as to their relationships with the Corporation and provide other pertinent information pursuant to questionnaires that they complete, sign and certify on an annual basis. The Board reviews such relationships to identify impairments to director independence and in connection with disclosure obligations under Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act").

As permitted by the NYSE corporate governance rules, the Board has adopted Categorical Standards to assist it in making determinations of director independence. These standards are set out in the "PotashCorp Governance Principles", the full text of which is available on the Corporation's website, www.potashcorp.com, and are outlined in Schedule A to this Management Proxy Circular under "Independence Standards". Mr. Doyle is the Chief Executive Officer ("CEO") of the Corporation and is therefore not independent. Mr. Doyle is also a director of Canpotex Limited. The Corporation had sales of approximately $1,956 million to Canpotex Limited in 2011.

A son of Mr. Stromberg, Jeffrey Stromberg, is a major indirect shareholder of Micro Oil Inc. ("Micro Oil"), a privately held process oil blender and supplier based in Saskatoon, Saskatchewan. Another son of Mr. Stromberg, David Stromberg, is the president of Micro Oil and a major indirect shareholder. Receipts and payments in the amounts of Cdn$2,516,910, Cdn$1,950,894 and Cdn$751,603 were transacted between the Corporation and Micro Oil in 2011, 2010 and 2009, respectively. In years where transactions with Micro Oil exceeded US $1,000,000, these transactions exceeded 2% of Micro Oil's gross revenues. Micro Oil and the Corporation have entered into a confidentiality agreement relating to the development of oil processes used by the Corporation. Mr. Stromberg has no interest in the business of his adult sons, nor does Mr. Stromberg have a direct or indirect interest in the transactions between the Corporation and Micro Oil which are carried out in the ordinary course of business. Even though he does not meet the aforementioned independence standards, through his prominence in the Saskatchewan business community and his professional qualifications and experience, Mr. Stromberg has been a valued member of the Board. His presence on the Board has not played any role in the Corporation's decision to transact business with Micro Oil. The Corporation has made this decision on the basis of the best interests of the Corporation.

Ms. Paliza's father and brother are executive officers of Fertilizantes Santo Domingo, C. por A ("Fersan"), a fertilizer bulk blender and distributor of agrichemicals based in the Dominican Republic, which is a customer of the Corporation. In 2011, receipts and payments in the amount of USD$38,450,419 were transacted between the Corporation and Fersan, which exceeded 2% of Fersan's gross revenues in 2011. The transactions between the Corporation and Fersan in 2010 and 2009 also exceeded 2% of Fersan's gross revenues in 2010 and 2009, respectively. Although a former employee of Fersan, Ms. Paliza has no direct or indirect interest in transactions between the Corporation and Fersan and all such transactions are completed on normal trade terms. Even though she does not meet the aforementioned independence standards, Ms. Paliza provides a valuable contribution to the Board through her industry knowledge and experience, and international business perspective. Her presence on the Board has not played any role in the Corporation's decision to transact business with Fersan. The Corporation has made this decision on the basis of the best interests of the Corporation.

In determining the independence of its other directors, the Board evaluated business and other relationships that each director had with the Corporation. In doing so, it determined as immaterial (i) any relationships falling below the thresholds set forth in paragraph (c)(i) or described in paragraph (d) of our Categorical Standards and not otherwise required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Exchange Act, including certain relationships of Mr. Chynoweth, Mr. Estey and Mr. McCaig, (ii) any relationships falling below the transaction thresholds set forth in paragraph (c)(ii) of our Categorical Standards, including certain relationships of Mr. Estey and Mr. Martell, (iii) any relationship of a family member with the Company's external auditors falling outside the scope of paragraph (a)(v) of our Categorical Standards, including such a relationship of Mr. Clauw, and (iv) any business relationship between the Corporation and an entity as to which the director in question has no relationship other than as a director thereof, including certain directorships of Mr. Howe and Ms. Laberge.

In addition to the independence requirements, the Corporation has established an additional requirement that there shall be no more than two board interlocks at any given time. As of the date of this Management Proxy Circular, there are no interlocking public company directorships among the Board members.

The "PotashCorp Governance Principles" also contain limitations on the number of other directorships that directors and the Chief Executive Officer of the Corporation may hold. Directors who are employed as Chief Executive Officers, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in addition to the Corporation's Board. Other directors should not serve on more than four boards of public companies in addition to the Corporation's Board. The Chief Executive Officer of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the Chief Executive Officer of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any public company, the Chief Executive Officer of the Corporation must review and discuss the appointment with the Board Chair of the Corporation.

Board, Committee & Director Assessment

Pursuant to the "PotashCorp Governance Principles", the Board has adopted a 6-part effectiveness evaluation program for the Board, each Committee and each individual director which is outlined in Appendix A under "Board Assessments" and summarized in the following table.

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board	• Board members complete a detailed questionnaire which: (a) provides for quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas. • Responses are reviewed by the Corporate Secretary and the Chair of the Corporate Governance and Nominating Committee. • The Board also reviews and considers any proposed changes to the Board Charter.	• A summary report is prepared and provided to the Board Chair, the Corporate Governance and Nominating Committee and the CEO. • The summary report is reported to the full Board by the Corporate Governance and Nominating Committee Chair. • Matters requiring follow-up are identified and action plans are developed and monitored on a go-forward basis by the Corporate Governance and Nominating Committee.
Full Board (Periodically)	Management	• Members of senior management who regularly interact with the Board and/or its Committees are surveyed to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. • Survey includes a questionnaire and one-on-one interviews between the management respondents and the Chair of the Corporate Governance and Nominating Committee.	• Results are reported by the Chair of the Corporate Governance and Nominating Committee to the full Board and the Corporate Secretary.
Board Chair (Annual)	All Members of the Board	• Board members assess and comment on the Board Chair's discharge of his duties. The CEO provides specific input from his perspective, as CEO, regarding the Board Chair's effectiveness. • Individual responses are received by the Chair of the Corporate Governance and Nominating Committee.	• A summary report is prepared by the Chair of the Corporate Governance and Nominating Committee and provided to the Board Chair and the full Board. • The Board reviews and considers any proposed changes to the Board Chair position description.
Board Committees (Annual)	All Members of each Committee	• Members of each Committee complete a detailed questionnaire to evaluate how well their respective Committee is operating and to make suggestions for improvement. • The Corporate Secretary receives responses and reviews them with the appropriate Committee Chair. • The Board reviews and considers any proposed changes to the Committee Charters.	• A summary report is prepared and provided to the Board Chair, the Chair of the Corporate Governance and Nominating Committee, the appropriate Committee and the CEO. The summary report for each Committee is then reported to the full Board by the appropriate Committee Chair. • The Committee Chair assumes responsibility to follow-up on any matters raised in the assessment and take action, as appropriate.
Committee Chair (Annual)	All Members of each Committee	• Members of each Committee assess and comment on their respective Committee Chair's discharge of his or her duties. • Responses are received by the Corporate Secretary and the Committee Chair under review.	• A summary report is provided to the appropriate Committee and to the full Board. • The Board reviews and considers any proposed changes to the Committee Chair position descriptions.
Individual Directors (Annual)	Each Director	• Each director formally meets with the Board Chair (and if desired, the Chair of the Corporate Governance and Nominating Committee) to engage in a full and frank discussion of any and all issues either wish to raise, with a focus on maximizing each director's contribution to the Board and his or her respective Committees. • Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.	• The Board Chair employs a checklist, discussing both short-term and long-term goals, and establishes action items for each director to enhance his or her personal contributions to the Board and to overall Board effectiveness. • The Board Chair shares peer feedback with each director as appropriate and reviews progress and action taken. • The Board Chair discusses the results of the individual evaluations with the Chair of the Corporate Governance and Nominating Committee and reports summary findings to that Committee and to the full Board.

Attendance of Directors

The following table provides a summary of attendance at Board and Committee meetings held during fiscal 2011.

Type of Meeting Held	Number of Meetings
Board of Directors	8
Audit Committee ("AUD")	7
Compensation Committee ("COMP")	5
Corporate Governance and Nominating Committee ("CG&N")	4
Safety, Health and Environment Committee ("SHE")	5

Director	Board meetings attended		Committee meetings attended		Total Board/Committee meetings attended	
Christopher M. Burley	8 of 8	100%	7 of 7 AUD 4 of 4 CG&N	100% 100%	19 of 19	100%
William J. Doyle[1]	8 of 8	100%			8 of 8	100%
John W. Estey	8 of 8	100%	5 of 5 COMP (Chair) 5 of 5 SHE	100% 100%	18 of 18	100%
Gerald W. Grandey[2]	2 of 2	100%			2 of 2	100%
C. Steven Hoffman	8 of 8	100%	7 of 7 AUD 5 of 5 SHE	100% 100%	20 of 20	100%
Dallas J. Howe[1]	8 of 8 (Chair)	100%	4 of 4 CG&N	100%	12 of 12	100%
Alice D. Laberge	8 of 8	100%	7 of 7 AUD (Chair) 4 of 4 CG&N	100% 100%	19 of 19	100%
Keith G. Martell	8 of 8	100%	7 of 7 AUD 5 of 5 COMP	100% 100%	20 of 20	100%
Jeffrey J. McCaig	8 of 8	100%	7 of 7 AUD 5 of 5 COMP	100% 100%	20 of 20	100%
Mary Mogford	8 of 8	100%	5 of 5 COMP 4 of 4 CG&N (Chair)	100% 100%	17 of 17	100%
Paul J. Schoenhals[3]	8 of 8	100%	5 of 5 COMP 5 of 5 SHE (Chair)	100% 100%	18 of 18	100%
E. Robert Stromberg, Q.C. [3]	8 of 8	100%	5 of 5 SHE	100%	13 of 13	100%
Elena Viyella de Paliza	8 of 8	100%	5 of 5 SHE	100%	13 of 13	100%
Aggregate Attendance	98 of 98	100%	35 of 35 AUD 16 of 16 CG&N 25 of 25 COMP 25 of 25 SHE	100% 100% 100% 100%	199 of 199	100%

(1) In addition to the committees of which he is a member, Mr. Howe, as Board Chair, regularly attends other committee meetings as well. Mr. Howe attended 21 of the 21 committee meetings held in 2011. At the invitation of applicable committees, Mr. Doyle attended all or a portion of many of the committee meetings held in 2011, including a majority of the Compensation and CG&N committee meetings. In an effort to provide directors with a more complete understanding of the issues facing the Corporation and in line with the Corporation's core values, directors are encouraged to attend committee meetings of which they are not a member.

(2) Appointed to the Board on September 9, 2011.

(3) The terms of Messrs. Schoenhals and Stromberg expire at the Meeting.

Pursuant to the "PotashCorp Governance Principles", the Board meets in executive session, with only independent directors present during each meeting of the Board. The presiding director at the executive session is Dallas J. Howe, the Board Chair, or, in his absence, a director selected by majority vote of those present. Sessions are of no fixed duration and participant directors are encouraged to raise and discuss any issues of concern. The Board's committees also have a practice of meeting in camera without management present at each meeting of the committees. Directors are expected to attend each Annual Meeting. Each director nominee serving at the time of the Corporation's 2011 Annual Meeting of Shareholders was present at that meeting.

Director Compensation

2011 Director Compensation Package

We establish director compensation after considering the advice of independent consultants, with a view to establishing compensation at the median of the applicable Comparator Group (see "Compensation — Compensation Discussion and Analysis — Compensation Principles"). Only non-employee directors (the "outside directors") are compensated for service on the Board.

Cash Compensation

The annual retainers for outside directors and the Board Chair were increased by $15,000 in 2011 after considering the recommendations of our independent compensation consultant. This increase took effect in July 2011. Accordingly, each outside director was paid a retainer at an annual rate of $160,000 in the first half of 2011 and $175,000 beginning in July 2011. Each outside director also received a travel fee of $500 per day where travel was required on a day or days on which a meeting did not occur. Prior to July 1, 2011, outside directors received $15,000 per year for service as the Chair of the Compensation Committee or Chair of the Audit Committee and $10,000 per year if they served as the Chair of the SH&E Committee or the Corporate Governance & Nominating Committee. Effective July 1, 2011, these fees were amended so that each outside director serving as a Chair of a standing committee received $15,000 per year. With the exception of the respective Chairs, each Committee member received an additional $5,000 per year effective July 1, 2011. Prior to July 1, 2011, only Audit and Compensation Committee members received an additional $5,000. Each outside director who was a member of a Board Committee received a per diem fee of $1,500 for committee meetings he or she attended, provided such meetings were not held the same day as a Board meeting. Outside directors were also reimbursed for expenses incurred in discharging their responsibilities. Mr. Howe, as Board Chair, was paid a retainer at an annual rate of $345,000 in the first half of 2011, which was increased to $360,000 beginning in July 2011, and did not receive per diem or travel fees.

As described below, each outside director can defer, in the form of DSUs up to 100% of the annual retainer payable to such director in respect of serving as a director, which would otherwise be payable in cash.

Stock-Based Compensation

Effective November 20, 2001, we adopted the Deferred Share Unit Plan (the "DSU Plan"), which allows outside directors to defer, in the form of DSUs up to 100% of the annual retainer payable to such director in respect of serving as a director that would otherwise be payable in cash. Each DSU has an initial value equal to the market value of a Share at the time of deferral. The DSU Plan is intended to enhance our ability to attract and retain highly qualified individuals to serve as directors and promote a greater alignment of interests between such directors and our shareholders. The DSU Plan also provides for discretionary grants of DSUs, which the Board discontinued on January 24, 2007 in connection with an increase to the annual retainer.

Each DSU is credited to the account of an individual director and fully vests upon an award, but is distributed only when the outside director has ceased to be a member of the Board, provided that the director is neither our employee nor an employee of any of our subsidiaries. At such time, the director will receive a cash payment equal to the market value of a number of Shares purchased on the open market equal to the number of DSUs recorded in the director's account (reduced by the amount of applicable withholding taxes). While the Compensation Committee, with Board approval, has the discretion to distribute Shares in lieu of cash, the Committee and Board have determined that all distributions pursuant to the DSU Plan will be made in cash. DSUs earn dividends in the form of additional DSUs at the same rate as dividends are paid on Shares.

The number of DSUs credited to the director's account with respect to director retainer fees that the director elects to allocate to the DSU Plan is determined as of the last trading day of each calendar quarter and is equal to the quotient obtained by dividing (a) the aggregate amount of retainer fees allocated to the DSU Plan for the relevant calendar quarter by (b) the market value of a Share on such last trading day (determined on the basis of the closing price on the TSX for participants resident in Canada and on the basis of the closing price on the NYSE for all other participants).

In 2011, the following outside directors elected to receive all or a portion of 2011 director retainer fees in the form of DSUs: Mr. Burley, Mr. Grandey, Mr. Hoffman, Ms. Laberge, Mr. Martell, Mr. McCaig and Ms. Mogford.

The outside directors were not granted any stock options in 2011 and have not been granted any stock options since the Board's decision in 2003 to discontinue stock option grants to outside directors.

Stock Ownership Guidelines

The Board believes that the economic interests of directors should be aligned with those of shareholders. To achieve this, all directors are required to hold Shares and/or DSUs with a value at least five times their annual retainer. One-half of the ownership threshold is required to be achieved within two and one-half years, and full compliance is required within five years of joining the Board. The Board may make exceptions to this standard where, as a result of the unique financial circumstances of a director, compliance would result in an unacceptable hardship. As of February 21, 2012, all of our directors were in compliance with the applicable requirements described above.

If a director's Share ownership falls below the minimum guidelines due to a decline in the Share price, such director will have three years to restore compliance. For purposes of determining compliance during this three-year period, the director's Shares will be valued at the higher of cost or market value.

Other Benefits

Directors participate in our Group Life insurance coverage (Cdn$50,000), Accidental Death and Dismemberment coverage (Cdn$100,000), Business Travel Accidental coverage (Cdn$250,000) and Supplemental Business Travel Medical coverage ($250,000) per calendar year.

The following table sets forth the compensation earned by our outside directors during fiscal 2011 as prescribed in accordance with Item 402(k) of Regulation S-K. The table in footnote (2) below sets forth further details, including the amount of each director's 2011 annual retainer and committee meeting and other fees received in the form of cash and DSUs.

2011 Non-Employee Director Compensation[1]
(see explanatory notes)

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2][3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[6]	Total ($)
Christopher M. Burley	146,750	44,620	—	—	—	150	191,520
John W. Estey	101,500	109,026	—	—	—	4,818	215,344
Gerald W. Grandey[7]	2,000	54,226	—	—	—	—	56,226
C. Steven Hoffman	14,000	177,879	—	—	—	4,528	196,407
Dallas J. Howe	352,500	26,419	—	—	—	3,196	382,115
Alice D. Laberge	135,750	77,127	—	—	—	150	213,027
Keith G. Martell	12,000	181,250	—	—	—	2,902	196,152
Jeffrey J. McCaig	13,500	198,376	—	—	—	3,929	215,804
Mary Mogford	102,000	111,460	—	—	—	150	213,610
Paul J. Schoenhals	194,500	13,405	—	—	—	3,771	211,675
E. Robert Stromberg, Q.C.	181,000	12,132	—	—	—	2,575	195,707
Elena Viyella de Paliza	182,000	10,871	—	—	—	2,151	195,022

[1] Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

[2] The following table sets forth each director's annual retainer, meeting and other fees for fiscal year 2011 that were earned or paid in the form of cash or deferred in the form of DSUs.

Remuneration of Directors
For the Fiscal Year Ended December 31, 2011

Name	Annual Retainer Cash ($)	Annual Retainer DSUs ($)	Committee Meeting and Other Fees ($)	Total Remuneration ($)	Percentage of Total Remuneration in DSUs (%)
Christopher M. Burley	131,250	43,750	15,500	190,500	22.97
John W. Estey	92,500	92,500	9,000	194,000	47.68
Gerald W. Grandey[7]	—	54,211[7]	2,000	56,211	96.44
C. Steven Hoffman	—	175,000	14,000	189,000	92.59
Dallas J. Howe	352,500	—	—	352,500	—
Alice D. Laberge	120,250	64,750	15,500	200,500	32.29
Keith G. Martell	—	177,500	12,000	189,500	93.67
Jeffrey J. McCaig	—	177,500	13,500	191,000	92.93
Mary Mogford	92,500	92,500	9,500	194,500	47.56
Paul J. Schoenhals	185,000	—	9,500	194,500	—
E. Robert Stromberg, Q.C.	170,000	—	11,000	181,000	—
Elena Viyella de Paliza	170,000	—	12,000	182,000	—
Total	1,314,000	877,711	123,500	2,315,211	37.91

[3] Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, for DSUs received in 2011 pursuant to the DSU Plan.

[4] As of December 31, 2011, the total number of all DSUs held by each outside director was as follows: Mr. Burley, 4,219.9668; Mr. Estey, 69,327.0402; Mr. Grandey, 1,292.0222; Mr. Hoffman, 14,153.8752; Mr. Howe, 111,061.3382; Ms. Laberge, 52,863.3985; Mr. Martell, 18,031.4176; Mr. McCaig, 90,026.2117; Ms. Mogford, 80,892.9313; Mr. Schoenhals, 56,350.2263; Mr. Stromberg, 51,000.5321; and Ms. Viyella de Paliza, 44,810.5894.

The grant date fair value of each grant of DSUs received by each director in 2011, as adjusted, where applicable, to give effect to the 2011 Stock Split, was as follows:

Name	February 10, 2011 (Dividend)	March 31, 2011 (Deferred Fees)	May 5, 2011 (Dividend)	June 30, 2011 (Deferred Fees)	August 5, 2011 (Dividend)	September 30, 2011 (Deferred Fees)	November 7, 2011 (Dividend)	December 31, 2011 (Deferred Fees)
Christopher M. Burley	$111 (1.79 units)	$10,313 (178.08 units)	$242 (4.64 units)	$10,313 (181.24 units)	$251 (4.72 units)	$11,563 (249.75 units)	$266 (5.47 units)	$11,563 (281.66 units)
John W. Estey	$2,237 (36.27 units)	$21,875 (371.20 units)	$4,726 (90.41 units)	$21,875 (383.84 units)	$4,759 (89.64 units)	$24,375 (563.98 units)	$4,805 (98.80 units)	$24,375 (590.48 units)
Gerald W. Grandey	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a	$10,461 (225.96 units)	$15 (0.31 units)	$43,750 (1,065.75 units)
C. Steven Hoffman	$349 (5.67 units)	$41,250 (699.98 units)	$783 (14.99 units)	$41,250 (723.81 units)	$835 (15.73 units)	$46,250 (1,070.11 units)	$911 (18.73 units)	$46,250 (1,120.40 units)
Dallas J. Howe	$3,692 (59.86 units)	— —	$7,678 (146.90 units)	—	$7,550 (142.22 units)	—	$7,499 (154.20 units)	—
Alice D. Laberge	$1,713 (27.78 units)	$15,313 (264.43 units)	$3,582 (68.53 units)	$15,313 (269.11 units)	$3,540 (66.69 units)	$17,063 (368.55 units)	$3,541 (72.82 units)	$17,063 (415.64 units)
Keith G. Martell	$479 (7.77 units)	$42,500 (733.92 units)	$1,048 (20.05 units)	$42,500 (746.91 units)	$1,081 (20.37 units)	$46,250 (999.00 units)	$1,141 (23.47 units)	$46,250 (1,126.65 units)
Jeffrey J. McCaig	$2,872 (46.58 units)	$42,500 (733.92 units)	$6,025 (115.27 units)	$42,500 (746.91 units)	$5,976 (112.56 units)	$46,250 (999.00 units)	$6,002 (123.43 units)	$46,250 (1,126.65 units)
Mary Mogford	$2,626 (42.58 units)	$21,875 (377.75 units)	$5,489 (105.00 units)	$21,875 (384.44 units)	$5,423 (102.15 units)	$24,375 (526.50 units)	$5,422 (111.49 units)	$24,375 (593.78 units)
Paul J. Schoenhals	$1,873 (30.37 units)	—	$3,896 (74.53 units)	—	$3,831 (72.16 units)	—	$3,805 (78.24 units)	—
E. Robert Stromberg, Q.C.	$1,695 (27.49 units)	—	$3,526 (67.46 units)	—	$3,467 (65.31 units)	—	$3,443 (70.81 units)	—
Elena Viyella de Paliza	$1,487 (24.11 units)	—	$3,124 (59.77 units)	—	$3,128 (58.92 units)	—	$3,132 (64.41 units)	—

[5] As of December 31, 2011, none of the outside directors held outstanding options except as set forth in the table below. The following table provides information relating to outstanding stock options held by each of our outside directors as of December 31, 2011 and stock option exercises by each of our outside directors during 2011.

Name	Number of Securities Underlying Unexercised Options Exercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares Acquired on Exercise of Stock Options During 2011[b]	Value Realized Upon Exercise of Stock Options During 2011 ($)[c]
Dallas J. Howe	—	—	—	54,000	2,460,131
Jeffrey J. McCaig	27,000	Cdn.5.81	11/20/2012	27,000	1,106,403
Mary Mogford	27,000	Cdn.5.81	11/20/2012	27,000	1,131,245
E. Robert Stromberg, Q.C.	—	—	—	54,000	2,460,131

(a) As of December 31, 2011, the aggregate before tax value of unexercised options that are currently exercisable held by each outside director was as follows: Mr. McCaig, $990,931 and Ms. Mogford, $990,931. The aggregate value of unexercised options was converted to U.S. dollars using the average Canadian exchange rate of 0.9891 for fiscal year 2011.

(b) The number of shares retained by each director following the exercise of the options is as follows: Mr. Howe, 54,000; Mr. McCaig, 22,310 and Ms. Mogford, 14,500.

(c) The value realized upon exercise was converted to U.S. dollars using the average Canadian exchange rate of 0.9891 for fiscal year 2011.

(6) Reports the cost of tax gross-ups for taxable benefits and life insurance premiums paid for the benefit of each director.

(7) Mr. Grandey's compensation reflects his service on the Board from the date of his appointment on September 9, 2011.

"At Risk" Investment and Year Over Year Changes

The following table provides ownership information as at February 21, 2012 and February 22, 2011, respectively.

	Director Since	Year	Common Shares (#)	DSUs (#)[1]	Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)[2]	Value of Common Shares/DSUs Needed to Meet 2012 Ownership Guideline ($)	Ownership Guideline Compliance[3]	Equity at Risk Multiple of 2011 Annual Retainer	Shares Deemed to be Beneficially Owned (#)[4][5]
Christopher M. Burley	2009	2012	30,000	4,226	34,226	1,612,403	925,000	YES	8.7	30,000
		2011	30,000	3,312	33,312	1,889,259				30,000
		Change	—	+914	+914					—
Donald G. Chynoweth		2012	—	n/a	—	—	875,000	YES (to be satisfied by May 17, 2017)	—	—
		2011	n/a	n/a	n/a	n/a				n/a
		Change	n/a	n/a	n/a					n/a
Daniel Clauw[6]		2012	8,000	n/a	8,000	376,880	875,000	YES (to be satisfied by May 17, 2017)	2.2	8,000
		2011	n/a	n/a	n/a	n/a				n/a
		Change	+8,000	n/a	+8,000					+8,000
William J. Doyle[7]	1989	2012	1,992,587	—	1,992,587	93,870,777	n/a	n/a	n/a	9,256,445
		2011	1,776,789	—	1,776,789	100,761,768				9,380,151
		Change	+215,798	n/a	+215,798					-123,707
John W. Estey	2003	2012	3,000	69,432	72,432	3,412,310	975,000	YES	17.5	3,000
		2011	3,000	67,137	70,137	3,977,565				3,000
		Change	—	+2,295	+2,295					—
Gerald W. Grandey	2011	2012	—	1,293	1,293	60,959	875,000	YES (to be satisfied by September 9, 2016)	0.3	—
		2011	n/a	n/a	n/a	—				—
		Change	—	+1,293	+1,293					—
C. Steven Hoffman	2008	2012	6,600	14,175	20,775	978,732	925,000	YES	5.3	6,600
		2011	6,600	10,488	17,088	969,181				6,600
		Change	—	+3,687	+3,687					—
Dallas J. Howe	1991	2012	327,645	111,229	438,874	20,675,378	1,800,000	YES	57.4	327,645
		2011	273,645	110,616	384,261	21,791,556				327,645
		Change	+54,000	+613	54,613					—
Alice D. Laberge	2003	2012	17,000	52,943	69,943	3,295,036	975,000	YES	16.9	17,000
		2011	18,000	51,336	69,336	3,932,137				18,000
		Change	-1,000	+1,607	+607					-1,000
Keith G. Martell	2007	2012	2,800	18,058	20,858	982,654	925,000	YES	5.3	2,800
		2011	1,800	14,361	16,161	916,493				1,800
		Change	+1,000	+3,697	+4,697					+1,000
Jeffrey M. McCaig[8]	2001	2012	225,000	90,162	315,162	14,847,307	925,000	YES	80.3	252,000
		2011	198,000	86,067	284,067	16,109,522				252,000
		Change	+27,000	+4,095	+31,095					—
Mary Mogford	2001	2012	52,873	81,015	133,888	6,307,484	975,000	YES	32.3	79,873
		2011	38,373	78,690	117,063	6,638,746				92,373
		Change	+14,500	+2,325	+16,825					-12,500
Paul J. Schoenhals	1992	2012	14,055	56,435	70,490	3,320,810	975,000	YES	17.0	14,055
		2011	14,055	56,124	70,179	3,979,924				14,055
		Change	—	+311	+311					—
E. Robert Stromberg, Q.C.	1991	2012	151,775	51,077	202,852	9,556,421	900,000	YES	53.1	151,775
		2011	166,404	50,796	217,200	12,317,470				220,404
		Change	-14,629	+281	-14,348					-68,629
Elena Viyella de Paliza	2003	2012	57,000	44,878	101,878	4,799,518	900,000	YES	26.7	57,000
		2011	57,000	44,625	101,625	5,763,295				57,000
		Change	—	+253	+253					—
Total		**2012**	**2,888,335**	**594,923**	**3,483,258**	**164,096,669**				**10,206,193**
		2011	**2,583,666**	**573,552**	**3,157,218**	**179,046,916**				**10,403,029**
		Change	**+304,669**	**+21,371**	**+326,040**					**-196,836**

(1) DSUs do not carry any voting rights. The number of DSUs held by each director has been rounded down to the nearest whole number.

(2) Based on the closing price per Share on the NYSE of $56.71 on February 22, 2011 and $47.11 on February 21, 2012.

(3) By the time a director has served on the Board for 5 years, he or she must own Shares and/or DSUs with a value at least five times the annual retainer paid to directors. One-half of the ownership threshold is required to be achieved within 2 ½ years. If a director's Share ownership falls below the minimum guidelines due to a decline in the Share price, such director will have three years to restore compliance. For purposes of determining compliance during the three-year period, the director's Shares will be valued at the higher of cost or market value.

(4) For 2012, the number of Shares indicated above as deemed to be beneficially owned by the nominated directors includes Shares purchasable by such directors within 60 days of February 21, 2012 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 7,263,858 Shares; Mr. McCaig 27,000 Shares; and Ms. Mogford 27,000 Shares. No stock options have been granted to the Corporation's non-employee directors since November 2002.

For 2011, the number of Shares indicated above as deemed to be beneficially owned by the nominated directors includes Shares purchasable by such directors within 60 days of February 22, 2011 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 7,603,362 Shares; Mr. Howe 54,000 Shares; Mr. McCaig 54,000 Shares; Ms. Mogford 54,000 Shares; and Mr. Stromberg 54,000 Shares. No stock options have been granted to the Corporation's non-employee directors since November 2002.

(5) No Shares beneficially owned by any of the directors are pledged as security.

(6) Shares held by Strategie Conseil Developpement.

(7) Includes 59,694 Shares held in the William & Kathy Doyle Foundation, 571,350 Shares held in the WJ Doyle Revocable Trust, 692,184 Shares held in the Doyle Family LLC, 102,533 Shares held in the Doyle Family Stock Trust I, 135,155 Shares held in the Doyle Family Stock Trust II, 62,312 Shares held in the Doyle Family Stock Trust III,123,000 Shares held in the B. Doyle 2010 Distribution Trust, 123,000 Shares held in the E. Doyle 2010 Distribution Trust and 123,000 Shares held in the R. Doyle 2010 Distribution Trust.

(8) Includes 53,504 shares held in The Jeffrey & Marilyn McCaig Family Foundation.

Appointment of Auditors and Report of Audit Committee

PotashCorp strongly values the importance of accurate and transparent financial disclosure and effective internal controls on financial reporting. To that end, PotashCorp is continually working to maintain sound accounting practices, internal controls and risk management practices. PotashCorp's standing Audit Committee actively assists the Board in fulfilling its oversight responsibilities to ensure (i) the integrity of PotashCorp's financial statements, (ii) PotashCorp's compliance with legal and regulatory requirements, (iii) the qualification and independence of PotashCorp's independent auditors and (iv) the effective performance of PotashCorp's independent auditors. Under the Audit Committee Charter adopted by the Board, the Audit Committee has responsibility for the oversight of PotashCorp's financial reporting and audit processes and related internal controls on behalf of the Board.

Letter from and Report of the Audit Committee

To Our Fellow Shareholders:


A. Laberge, Chair


C. Burley


S. Hoffman


K. Martell


J. McCaig

We are proud that PotashCorp has been recognized for its excellence in financial reporting, including the Canadian Institute of Chartered Accountants' Award of Excellence for Financial Reporting for the third consecutive year.

During 2011, we met 7 times. At these meetings, we met with senior members of PotashCorp's financial management team. Additionally, we had multiple private sessions with various members of the executive team, including PotashCorp's Chief Financial Officer, Vice President, Internal Audit, General Counsel and their designees. At these meetings, we hold candid discussions regarding PotashCorp's financial disclosures, financial and risk management and other legal, accounting, auditing and internal control matters.

Deloitte & Touche LLP, PotashCorp's independent auditor, reports directly to us and we have the sole authority to appoint, oversee, evaluate and discharge the independent auditors and to approve fees paid for their services. At our meetings, we candidly discuss PotashCorp's financial reporting with Deloitte & Touche LLP, often without management present. We review, with Deloitte & Touche LLP, the results of its audits as well as its review of PotashCorp's internal control over financial reporting and the overall quality of PotashCorp's financial reporting. We believe that these candid discussions with those involved in the company's financial reporting assist us in overseeing the functioning of PotashCorp's financial reporting.

Audit Committee Charter

At least annually, we review PotashCorp's Disclosure Controls and Procedures, our Committee Charter and the PotashCorp Core

Values and Code of Conduct. This review gives us an opportunity to analyze our responsibilities under these documents and to ensure that the documents comply with current regulatory requirements. Both the Audit Committee Charter and the PotashCorp Core Values and Code of Conduct are available to shareholders and others on PotashCorp's website, www.potashcorp.com. The Audit Committee Charter is also attached as Appendix F to this proxy circular.

Report of Audit Committee

In overseeing the audit process, we received the independent auditor's written disclosures and a letter dated February 10, 2012, as required by the applicable requirements of the Public Company Accounting Oversight Board, describing all relationships between the auditors and PotashCorp that might bear on the auditors' independence and the auditors' judgment that they are, in fact, independent. We discussed with the independent auditors their independence and the written disclosures. We also reviewed the organizational structure, procedure and practices that support the objectivity of the internal audit department and reviewed the Internal Audit Department Charter. We reviewed with both the independent and the internal auditors their audit plans and scope, as well as the identification of audit risks.

We also discussed, with and without management present, the results of the independent auditor examination required by applicable standards, and the results of the internal audit examinations.

In our meetings with financial management, internal audit and the independent auditors, we reviewed the unaudited interim financial statements and interim earnings releases and approved the unaudited interim financial statements for the applicable quarter. We also reviewed and approved the quarterly MD&A.

We reviewed and discussed the MD&A and the audited financial statements of PotashCorp as at and for the fiscal year ended December 31, 2011, with management and the independent auditors, including the quality and acceptability of PotashCorp's financial reporting practices and the completeness and clarity of the related financial disclosures. Management is responsible for the preparation of PotashCorp's financial statements and the independent auditors are responsible for auditing those financial statements.

We reviewed the processes involved in evaluating PotashCorp's internal control environment and we also oversaw and monitored the 2011 compliance process related to the certification and attestation requirements of Section 404 of the *Sarbanes-Oxley Act of 2002*.

Based on review and discussions with management and the independent auditors discussed above, we recommended to the Board that the audited consolidated financial statements and MD&A be included in PotashCorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the SEC and Canadian securities regulatory authorities. The Audit Committee also recommended the reappointment of the independent auditors.

Risk Management

PotashCorp faces many risks including financial, regulatory, operational, compliance, accounting and reputational risks. Management is responsible for the day-to-day management of risk. We monitor PotashCorp's risk management process quarterly, focusing primarily on financial and regulatory compliance risk. We also have oversight responsibility for PotashCorp's compliance with legal and regulatory requirements. We receive regular reports of PotashCorp's ethics and compliance activities, including a review of management's compliance risk assessment and the efforts undertaken to mitigate ethics and compliance risks during the year, including an overview of the corporate ethics and compliance training program and quantitative and qualitative accounts of compliance matters which have been reported to PotashCorp. In addition to ensuring that there are mechanisms for the anonymous

submission of ethics and compliance reports generally, we have established specific procedures for:

- the receipt, retention and treatment of complaints received by PotashCorp regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of PotashCorp of concerns regarding questionable accounting or auditing matters.

In 2011, we regularly received updates and reports on PotashCorp's transition to International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), which was effected in 2011. We also received presentations in the areas of information technology, taxation and pension and retiree benefits.

Conclusion

We are proud of PotashCorp's financial reporting processes and procedures and continue to work hard to accurately disclose financial information and maintain effective internal controls on financial reporting.

By the Audit Committee:

Alice D. Laberge (Chair)
Christopher M. Burley
C. Steven Hoffman
Keith G. Martell
Jeffrey J. McCaig

Audit Committee Membership

The Board has determined that the following directors, each of whom served as members of the Audit Committee during the year ended December 31, 2011, are independent according to the Board's independence standards as set out in the "PotashCorp Governance Principles" (which is available on PotashCorp's website, www.potashcorp.com), National Instrument 52-110 "Audit Committees" ("NI 52-110"), applicable rules of the SEC and the corporate governance rules of the NYSE. See also "Board of Directors — Director Independence and Other Relationships" on pages 13 and 14.

Alice D. Laberge (Chair)
Christopher M. Burley
C. Steven Hoffman
Keith G. Martell
Jeffrey J. McCaig

The Board has determined that Ms. Laberge and Mr. Martell each qualify as an "audit committee financial expert" under SEC rules and all members of the Audit Committee have the requisite accounting and/or related financial management expertise required under NYSE rules. In addition, the Board has determined that each member of the Audit Committee is "financially literate" within the meaning of and required by NI 52-110.

The following is a brief description of the qualifications, education and experience for each current member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Ms. Laberge has acquired significant financial experience and exposure to accounting and financial issues as a Corporate Director, the former President, Chief Executive Officer and Chief Financial Officer of Fincentric Corporation, Chief Financial Officer of MacMillan Bloedel Limited and a director and audit committee member of various public companies. In her positions with previous companies she was actively involved in assessing the performance of the companies' auditors. Ms. Laberge completed her Masters of Business Administration at the University of British Columbia.

As a Corporate Director and former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc. and with more than 21 years' experience in the investment banking industry, Mr. Burley has gained significant experience relevant to the performance of his responsibilities as an audit committee member. Mr. Burley is also the former Managing Director and Chief Financial Officer of Smith Barney Canada Inc., where his duties included responsibility for the firm's Canadian regulatory filings and compliance. Mr. Burley completed his Masters of Business Administration at the University of Western Ontario.

As a former senior executive and officer of IMC Global Inc., Mr. Hoffman acquired financial experience through supervision of the principal accounting officers of the Sales and Marketing departments and evaluation of the financial statements of IMC Global. He also served on the Audit Committee of Canpotex Limited, the international marketing company for Saskatchewan potash producers. Mr. Hoffman received his Bachelor of Business Administration Degree at Stephen F. Austin State University and completed the Financial Literacy Program at the University of Toronto in 2008.

Mr. Martell has acquired significant financial experience as Chairman and Chief Executive Officer of First Nations Bank of Canada, as a past director of the Public Sector Pension Investment Board of Canada (where he was the Chair of the Audit Committee), as a past director of The North West Company Inc. and as a past trustee of The North West Company Fund. Mr. Martell is a Chartered Accountant and has ten years of public practice with KPMG LLP. He received his Bachelor of Commerce degree from the University of Saskatchewan.

Mr. McCaig has gained experience relevant to the performance of his responsibilities as an Audit Committee member as Chairman and Chief Executive Officer of Trimac Holdings. Prior to that he practiced law, specializing in corporate financing and securities. Mr. McCaig also has a Masters of Science in Management from the Sloan Program, Stanford University and a Bachelor of Economics degree from Harvard College in Cambridge, Massachusetts.

Appointment of Our Auditors

Appointment of Auditors

The Board, on recommendation from the Audit Committee, recommends the re-appointment of Deloitte & Touche LLP as auditors. Deloitte & Touche LLP (or its predecessors) have been PotashCorp's auditors since PotashCorp's initial public offering in 1989. Deloitte & Touche LLP, as the independent auditors, report directly to the Audit Committee. The Audit Committee oversees the work and reviews the performance of the independent auditors and makes recommendations to the Board regarding the appointment or discharge of the independent auditors.

Proxies solicited hereby will be voted to reappoint the firm of Deloitte & Touche LLP, the present auditors, as auditors of PotashCorp to hold office until the next annual meeting of shareholders, unless the shareholder signing such proxy specifies otherwise. The affirmative vote of a majority of Shares voted on such matter is required to reappoint the firm of Deloitte & Touche LLP as auditors of PotashCorp.

A representative of Deloitte & Touche LLP is expected to attend the Meeting. At that time the representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

Pre-Approval Policy for External Auditor Services

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit Committee has adopted procedures for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services — these are identified in the annual Audit Service Plan presented by the external auditor and require annual approval. The Audit Committee monitors the audit services engagement at least quarterly.

(2) Pre-approved list of non-audit services — non-audit services which are reasonably likely to occur have been identified and

receive general pre-approval of the Audit Committee, and as such do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services — all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Chair of the Audit Committee, to whom pre-approval authority has been delegated.

Auditor's Fees

For the years ended December 31, 2011 and December 31, 2010, Deloitte & Touche LLP received the following fees:

	Year Ended December 31,	
	2011	2010
Audit Fees	$3,568,680	$2,683,986
Audit Related Fees	382,241	231,300
Tax Fees	95,573	35,532
All Other Fees	—	—

Audit Fees

Deloitte & Touche LLP billed PotashCorp $3,568,680 and $2,683,986 for 2011 and 2010, respectively, for the following audit services (i) audit of the annual consolidated financial statements of PotashCorp for the fiscal years ended December 31, 2011 and 2010; (ii) review of the interim financial statements of PotashCorp included in quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2011 and 2010; (iii) audits of individual statutory financial statements; (iv) the provision of consent letters; and (v) the provision of comfort letters.

Audit-Related Fees

Deloitte & Touche LLP billed PotashCorp $382,241 and $231,300 for 2011 and 2010, respectively, for the following services (i) accounting consultations regarding financial accounting and reporting standards and (ii) employee benefit plan audits.

Tax Fees

Deloitte & Touche LLP billed PotashCorp $95,573 and $35,532 for 2011 and 2010, respectively, for the following services (i) tax compliance; (ii) tax planning; and (iii) tax advice, including minimizing tax exposure or liability.

All fees paid to the independent auditors for 2011 were approved in accordance with the pre-approval policy.

Corporate Governance

PotashCorp, its Board and its management are committed to the highest standards of corporate governance and transparency. The Corporation has a standing Corporate Governance and Nominating Committee (the "CG&N Committee"). The CG&N Committee Charter is available to shareholders and others on the Corporation's website at www.potashcorp.com.

The Board, through the CG&N Committee, continually evaluates and enhances the Corporation's corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance and the transparency of public company disclosure.

Letter from and Report of the Corporate Governance & Nominating Committee

To Our Fellow Shareholders:









| M. Mogford, Chair | C. Burley | D. Howe | A. Laberge |

We are pleased to report that PotashCorp continues to be recognized by external third-parties for leadership in corporate governance and shareholder engagement. We are proud of the Corporation's achievements to date, some of which are outlined below; however we continue to strive to be at the forefront of best governance practices. While monitoring external trends and commentary, we continuously review matters and are guided by doing the right thing for our company and shareholders. Our governance practices, the role of the CG&N Committee and some of our current areas of focus are described in more detail below.

Statement of Corporate Governance Practices

In Canada, we comply with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces of Canada and disclose our corporate governance practices in accordance with NI 58-101 in reference to the benchmarks set out in National Policy 58-201 "Corporate Governance Guidelines".

In the United States, we comply with the provisions of the *Sarbanes-Oxley Act of 2002* and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to a foreign private issuer. There are no significant differences between the Corporation's corporate governance practices and those required of U.S. domestic issuers under the NYSE listing standards.

A core responsibility of the CG&N Committee is to oversee the Corporation's compliance with these regulatory requirements. Details

of the Corporation's corporate governance practices are described in Appendix A to this Management Proxy Circular. Furthermore, in accordance with the requirements of NI 58-101, the text of the Corporation's Board of Directors Charter is attached as Appendix E.

To assist with compliance and the achievement of best corporate governance practices, the Board has adopted the "PotashCorp Governance Principles" and "PotashCorp Core Values and Code of Conduct" which can be found together with other governance related documents, on the Corporation's website: www.potashcorp.com, and are available in print to any shareholder who requests a copy.

The Board exercises its duties directly and through its Committees. The Board has four standing committees: the Audit Committee, the CG&N Committee, the Compensation Committee and the Safety, Health and Environment Committee. The report of the Compensation Committee is contained in the section "Compensation" and the report of the Audit Committee can be found in the section "Appointment of Auditors and Report of Audit Committee". The Safety, Health and Environment Committee is responsible for the review and recommendation of policies, management systems and performance objectives for the safety, health and environmental matters that affect the Corporation. The Safety, Health and Environment Committee Charter and the 2011 Annual Report, which outlines the Corporation's activities and achievements in the areas of safety, health and the environment, are both available on our website at www.potashcorp.com.

Role of the CG&N Committee and Governance Procedures

As part of PotashCorp's commitment to establishing best corporate governance practices, the CG&N Committee actively assists the Board throughout the year by, among other things: (i) continually evaluating and enhancing the Corporation's corporate governance practices; (ii) overseeing the Corporation's compliance with regulatory requirements; (iii) facilitating the director nomination process, including the recruitment and recommendation of director candidates; (iv) managing the annual review of Board and Committee performance; (v) implementing a comprehensive program of director orientation and on-going education; and (vi) pursuing an innovative outreach strategy for shareholder and stakeholder engagement.

During 2011, our Committee met 4 times. In connection with the CG&N Committee's responsibility for developing and implementing best Board governance practices and in overseeing compliance with current and emerging governance requirements and trends, the Chair of the CG&N Committee works closely with the Corporate Secretary, the Associate General Counsel and the Vice President of Investor and Public Relations to ensure the CG&N Committee stays aware of developments and trends in best governance practices here in North America and internationally. A checklist of regulatory requirements applicable to the Corporation is also maintained and reviewed on a frequent basis.

2011 Governance Activities

For the second consecutive year, PotashCorp's advisory say on pay ("Say on Pay") vote was overwhelmingly supported by our shareholders with the approval of over 97% of those shareholders present at last year's annual meeting in person or by proxy. PotashCorp also reviewed its shareholder outreach practices with a view to enhancing opportunities for constructive dialogue and engagement with shareholders. In this regard, investor surveys and innovative videos featuring discussions by the Board Chair and the Chair of the Compensation Committee were made available on the PotashCorp website to provide information to and solicit feedback from investors on the topic of executive compensation. Additional website videos were added throughout the year, featuring the CEO, CFO and COO responding to stakeholder questions as well as the new Vice President of Human Resources and Administration and the new Vice President of Safety, Health and Environment discussing the Corporation's goals and performance in their respective areas of management.

Additionally, the CG&N Committee continued to review the Board "needs matrix" and director succession plan. The Committee also implemented a twice yearly process for continuing review of the Corporation's "Pledge to Saskatchewan" introduced in 2010.

External Recognition

Recent recognition from external third-parties includes:

- Globe and Mail — Winner of the 2011 and 2010 Board Games (a review of corporate governance practices in Canada).

- Canadian Coalition for Good Governance ("CCGG") — Winner of the Gavel Award for Best Practices in Shareholder Engagement (2010) and for Best Disclosure of Board Governance Practices and Director Qualifications (2008).

- CICA — Award of Excellence for Financial Reporting and Corporate Reporting in Mining (2011 and 2010) and honorable mention in Electronic Disclosure (2010).

- IR Magazine — Canada's Best Investor Relations Website (2011 and 2010), Canada's Best Investor Relations — Sector Leader for Basic Materials (2011), Best IR Website in North America (2010) and Canada's Best Investor Relations for a Corporate Transaction (2011).

Nomination Processes

A core responsibility of the CG&N Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals to the Board for nomination for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and address related matters.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment. The CG&N Committee and the Board do not adhere to any quotas in determining Board membership, however the Board's formal Processes for Director Succession and Recruitment expressly encourages the promotion of diversity. As a result, while the emphasis on filling board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee's diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment. Additionally, the CG&N Committee believes that the Board should be comprised of directors who possess experience and expertise in one or more of the following areas:

- fertilizer industry
- agriculture
- accounting
- chemical industry
- compensation/human resources
- corporate governance
- e-commerce/technology
- finance
- general business management

- global agriculture
- global/international commerce
- global senior executive management
- investment banking
- legal
- mining industry
- public policy
- transportation industry

On an on-going basis, the CG&N Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. The CG&N Committee identifies the mix of expertise and qualities required for the Board. The Chair of the CG&N Committee, in consultation with the CG&N Committee, the Board Chair and the CEO maintain an evergreen list of potential candidates and their biographical information. When it becomes apparent that a vacancy on the Board will arise, either from mandatory or elective retirement or otherwise, the CG&N Committee reviews the list of potential candidates against the skill set of incumbent Board members and the range of experience and expertise necessary for the Board. In completing this analysis, the CG&N Committee utilizes a skills matrix. Those who have the requisite qualifications and meet the Corporation's standards are ranked by the CG&N Committee in order of preference and are contacted to determine their interest in serving on the Board. The CG&N Committee may also engage the services of a search firm to assist in the identification of director candidates.

Prior to joining the Board, new directors are informed of the degree of energy and commitment the Corporation expects of its directors.

In accordance with the provisions of section 137 of the *Canada Business Corporations Act* (the "CBCA"), shareholders holding in the aggregate not less than 5% of the Corporation's outstanding shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the CBCA for a description of the procedures to be followed. For additional information regarding shareholder proposal, see "2013 Shareholder Proposals."

Shareholders who do not meet the threshold criteria for making, or otherwise choose not to make, a formal proposal may at any time suggest nominees for election to the Board. Names of and supporting information regarding such nominees should be submitted to: Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 —1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

In an uncontested election, any director nominee who fails to receive votes in favor of his or her election representing at least a majority of the votes cast (added together with the votes withheld)

shall tender his or her resignation for consideration by the CG&N Committee. Except in extenuating circumstances, it is expected that the CG&N Committee will recommend to the Board that the resignation be accepted and become effective within 90 days and that the action taken be publicly disclosed. To the extent possible, the CG&N Committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

2011 Nomination Activities

In 2011, Gerald W. Grandey of Saskatoon, Saskatchewan, was appointed to the Board as part of the director selection, evaluation, nomination and succession planning process described above. As the former CEO of Cameco Corporation, Mr. Grandey brings significant global management experience in the natural resources sector. For this year's Meeting, Donald G. Chynoweth and Daniel Clauw have been nominated as directors. The appointment of Mr. Grandey and nomination of Mr. Chynoweth and Mr. Clauw are consistent with the CG&N Committee's mandate of developing a diverse, talented, experienced and high-functioning Board.

Board, Committee and Individual Director Assessments

The CG&N Committee oversees with the Board Chair and management the review of the performance of the Board, its Committees and individual directors. This assessment process is described in greater detail in Appendix A "Board Assessments".

Director Orientation and Continuing Education

The Board has adopted a written New Director Orientation Policy. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. The New Director Orientation Policy is described in greater detail in Appendix A under "Orientation".

The Board also recognizes the importance of continuing education for directors. This process is described in greater detail in Appendix A under "Continuing Education".

2011 Director Education Activities

During 2011 and 2012, the Board, its Committees and individual directors participated in presentations and received educational information and/or materials on a variety of matters and topics, including those set out in the table below.

	Topic	Presented/ Hosted By	Attended By
2011			
January 27	ICD Shareholder Engagement Panel	Institute of Corporate Directors ("ICD")	Mary Mogford
January 25	Update on Regulatory Matters	Internal Counsel	All CG&N Committee Members
January 25	Emerging Trends in Compensation Matters	Towers Watson	All Compensation Committee Members
April 2	Work Place Safety Conference	BST Solutions	Robert Stromberg
April 12	Director Series Panel on Sustainability	Deloitte & Touche LLP	Mary Mogford
May 9	Aboriginal Engagement Strategy	Management and Consultants	All Directors
May 10	Update on Regulatory Matters	Internal Counsel	All CG&N Committee Members
May 24	ICD Board Diversity Town Hall	ICD	Keith Martell (Moderator)
June 8-9	ICD National Conference — Corporate Governance and Shareholder Engagement	ICD	Mary Mogford (Panelist) Chris Burley
July 26	Update on Regulatory Matters	Outside Counsel — Stikeman Elliott LLP	All Directors
July 27	Public Relations Presentation	StrategyCorp	All Directors
July 27	Overview of the Phosphate Market	Management	All Directors
July 27	Emerging Trends in Compensation Matters	Towers Watson	All Compensation Committee Members
September 8-9	Aurora Plant Mine Tour and Seminar	Management	All Directors
September 22-23	11th Annual Global Business Forum — Global Economic Issues	Global Business Forum	Dallas Howe
October 6-7	Annual Board Room Summit — Corporate Governance	Corporate Board Member, NYSE Euronext	Mary Mogford

	Topic	Presented/ Hosted By	Attended By
October 6	Women on Board Knowledge Series	Women on Board	Dallas Howe (Guest Speaker — Key Challenges for Boards)
October 21	Berle Centre Colloquium on Corporate Governance	University of Seattle Law School	Mary Mogford
October 25	Director Compensation	ICD	Mary Mogford (Panelist)
November 1	Canadian Board Diversity Panel	Canadian Board Diversity Council	Mary Mogford (Panelist)
November 7	Presentation on Sustainability Performance	Management	All Audit Committee Members
November 7	Update on Regulatory Matters	Internal Counsel	All CG&N Committee Members
November 7	Emerging Trends in Compensation Matters	Towers Watson	All Compensation Committee Members
November 8	Customer Relations Tour in Yuma, Arizona	Management	All Directors
November 9	Presentation on Governmental, Regulatory and Public Affairs Efforts on Behalf of the Fertilizer Industry	Ford West, President, The Fertilizer Institute	All Directors
November 9	Presentation on Foreign Corrupt Practices Act	Management	All Directors
November 15	ICD Luncheon	ICD Saskatchewan	Jerry Grandey (guest speaker) Bill Doyle
November 17	PWC Directors Dialogue	Price Waterhouse Coopers	Alice Laberge
2012			
January 24	Presentation on Sustainability and Integrated Reporting	Valerie Chort, Deloitte & Touche LLP	All CG&N Committee Members

Educational reading materials on matters of significance to the Corporation and the industries in which we operate are periodically included in the materials provided to directors in advance of meetings. Directors are also canvassed for suggestions on educational presentations and reports, and may request that presentations be made by management or external advisors on issues of particular interest.

Shareholder Outreach

Reaching out to stakeholders and listening to their opinions is a core value of PotashCorp. The Board values and is continually seeking new opportunities to engage in constructive dialogue with shareholders and other stakeholders on a wide range of topics including compensation, sustainability, safety, health and the environment and other important governance matters.

In connection with the Corporation's executive pay practices and its Say on Pay Vote, PotashCorp continued its shareholder outreach program through innovative videos on the Corporation's website, including those featuring the Board Chair and the Chair of the Compensation Committee discussing PotashCorp's approach to executive compensation, together with an investor survey for shareholders to give direct feedback to the Board on the topic of executive compensation. In forming this year's resolution for the advisory Say on Pay vote and in evaluating its shareholder outreach program, the Corporation reviewed the model policies set forth on these topics by the CCGG and believes its practices and policies to be consistent therewith.

New videos to facilitate stakeholder engagement were added to the PotashCorp website in 2011, including those featuring: (i) the CEO, CFO and COO responding to top stakeholder questions; (ii) the new Vice President of Human Resources and Administration discussing PotashCorp's priorities in the recruiting and succession planning process; and (iii) the new Vice President of Safety, Health and the Environment discussing PotashCorp's development of safety policy and environmental performance goals.

The Board and CG&N Committee continue to explore opportunities to connect with the Corporation's shareholders and stakeholders by way of both traditional in-person forums as well as innovative social media and internet mediums. In particular, to ensure timely and meaningful feedback, the Corporation has developed shareholder engagement practices, which include: (i) *ad hoc* meetings with institutional investors, large shareholders and shareholder advocacy groups; (ii) quarterly conference calls with the investment community to review financial and operating results; and (iii) presentations by members of our senior management team at broker-sponsored industry investor conferences (accessible to our shareholders via webcasts on our website at www.potashcorp.com).

In 2011, PotashCorp added a number of Twitter accounts to enable engagement with a broader group of stakeholders on topics including news and updates on financial reporting and general corporate information, recruitment and career opportunities at PotashCorp and local Saskatchewan project and community investment news.

As part of its long-established process for engagement beyond the Annual Meeting, the Board invites shareholders and stakeholders to communicate with its members, including the Chair or non-management directors specifically, by directing communications by email to directors@potashcorp.com or in writing to:

PotashCorp Board of Directors
c/o Corporate Secretary
Suite 500, 122-1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

Matters relating to the Corporation's accounting, internal accounting controls or auditing matters are referred to the Audit Committee. Other matters are referred to the Board Chair. Additionally, to facilitate communications between the Corporation's shareholders and the Board, it is a PotashCorp policy that all directors standing for re-election and all new director nominees are expected to attend the Meeting. In 2011, all such directors and nominees were in attendance.

Independence

Each of the four directors who currently comprise the CG&N Committee is independent according to the Board's independence standards as set out in the "PotashCorp Governance Principles" (which is available on the Corporation's website), NI 58-101, applicable rules of the SEC and the corporate governance rules of the NYSE. See also "Board of Directors — Director Independence and Other Relationships".

Conclusion

PotashCorp is dedicated to the pursuit of the best governance practices and ensuring optimal board membership and performance through our nomination and Board renewal processes. We also remain committed to on-going director education and to constructive and innovative engagement with our shareholders and stakeholders.

By the CG&N Committee:

Mary Mogford (Chair)
Christopher M. Burley
Dallas J. Howe
Alice D. Laberge

Compensation

Executive compensation continues to be a focal point for investors and an important responsibility of PotashCorp. Our overarching goal in setting executive compensation is to link our executive pay with our financial performance. Even as disclosure obligations have become more comprehensive, PotashCorp believes that both transparent and concise disclosure of all facets of our executive compensation program greatly benefit our shareholders and our compensation program as a whole. In order to make our compensation disclosure easier to understand, we focus on the highlights of our program in the following "Letter from and Report of the Compensation Committee". A more detailed discussion is contained in the "Compensation Discussion and Analysis" ("CD&A") disclosure that follows the letter and begins on page 37. We encourage you to read this letter and the CD&A, and we welcome your feedback on the elements of our compensation as well as the contents of our disclosure.

Letter from and Report of the Compensation Committee

To Our Fellow Shareholders:







| J. Estey, Chair | K. Martell | J. McCaig | M. Mogford | P. Schoenhals |

Our Responsibilities

The Board is responsible for executive compensation, with support by the standing Compensation Committee, referred to as the "Committee" throughout this "Compensation" section. Together, we are committed to getting compensation right, both for our shareholders and for our company's long-term success. We employ an independent compensation consultant, Towers Watson, that primarily provides the Committee with input on the philosophy and competitiveness of the design of certain of our compensation programs. Towers Watson does not provide services to management without the prior approval of the Committee Chair. Under the Committee's Charter, we are responsible for all compensation issues relating to our directors and senior officers, oversight of the management development and succession planning process and also have a broad role in overseeing the company's human capital, including compensation and benefits. For a discussion of the responsibilities and procedures of the Committee, the approval process for the compensation of our Chief Executive Officer and other Named Executive Officers (as defined below) and the Committee's 2011 Annual Work Plan, which summarizes the actions taken and matters reviewed by the Committee during 2011, see Appendix G.

During 2011, the Committee was composed of five directors: John W. Estey (Chair), Keith G. Martell, Jeffrey J. McCaig, Mary Mogford and Paul J. Schoenhals, each of whom the Board determined has the knowledge and experience to effectively perform his or her responsibilities. Mr. Schoenhals will serve on the Committee until the expiration of his current term at the time of the Meeting. The members of the Committee have expertise in, among other areas, business management and finance, and four of the members are current or former principal executive officers. The Committee held 5 meetings in 2011 and meets without management present at each meeting. The Board has determined that each of the directors who served as a member of the Committee during the year ended December 31, 2011, is independent according to the Board's independence standards as set out in the "PotashCorp Governance Principles" (which is available on our website, www.potashcorp.com), NI 58-101, the applicable rules of the SEC and the NYSE corporate governance rules. For additional information regarding director independence, see "Board of Directors — Director Independence and Other Relationships" on pages 13 and 14 of this Management Proxy Circular.

The Committee has reviewed and discussed the CD&A contained in this Management Proxy Circular with management and, based on this review and discussion, recommends that the CD&A be included in our annual report on Form 10-K for the year ended

December 31, 2011 and in this Management Proxy Circular. In addition, the Committee believes that our executive compensation practices are aligned with the CCGG's Principles of Executive Compensation.

Our Executive Compensation Philosophy

We believe our executive compensation philosophy is straightforward:

- We set corporate objectives aligned with shareholder interests.

- We design pay packages to incent and reward performance aligned with our corporate objectives. Specifically:

  - Components of the pay package have different time horizons as do our corporate objectives.

  - Total direct cash compensation is targeted at the median of comparable companies, with above median compensation tied to above median performance and below median compensation tied to below median performance.

  - The majority of pay is at risk based on individual and company performance.

- The at-risk components of the package are designed to pay in proportion to performance and no reward is to be given for performance short of the threshold.

- The compensation design should not incent undue risk taking.

- The compensation plans are designed to create an ownership mentality in executives.

- There should be an appropriate level of value sharing between shareholders and executives with shareholders receiving returns before executives receive incentive compensation.

- We test the outcomes of our compensation packages to measure their reasonableness and our success in aligning pay and performance.

Our Executive Compensation Package

There are six primary components of our executive compensation package. Our compensation design begins with base salary typically set at the median of our Comparative Compensation Information (as discussed in the CD&A). In order to align pay with performance, the majority of our executives' pay is at risk. For example, in 2011, 86% of our CEO's pay was at risk and 76% of our NEO compensation was at risk. The following table contains a brief summary of the components and how they meet the above criteria.

Category	Component	Design
Base Salaries		• The only fixed component of total direct compensation • Typically set annually and at median of Comparative Compensation Information
At Risk Compensation	Short-Term Incentive Plan ("STIP")	• Annual cash bonus — one-year performance cycle • Payout is based on Board-established cash flow return metric • No payout for achieving less than 50% of target; maximum payout is capped at two times target regardless of the cash flow return achieved, subject to adjustment (±30%) based on individual performance
	Medium-Term Incentive Plan ("MTIP")	• Three-year performance cycle (the 2009 MTIP began on January 1, 2009 and ended on December 31, 2011; the 2012 MTIP began on January 1, 2012 and will end on December 31, 2014) • One-half of payout based on absolute Total Shareholder Return ("TSR") and the other half based on TSR relative to peer group index • No payout if minimum performance objectives are not achieved; maximum payout on each component is capped at 150% of target • Maximum price escalation is capped at three times the starting price over the three years for the 2009 MTIP and four times the starting price over the three years for the 2012 MTIP
	Performance Option Plan ("POP")	• Option vesting based on the amount by which our cash flow return on investment exceeds the weighted average cost of capital over a three-year performance cycle • Value of options based on Share appreciation over ten-year option period • Practice of one option grant per year following shareholder approval at the annual meeting of shareholders; no off-cycle option grants during the year.
Retirement Plans		• Same base plan for all salaried employees • Supplemental plans designed to deliver average benefits based on Comparative Compensation Information
Severance		• Change in control payments generally require "double trigger" of change in control and termination or significant change in executive's duties • Only three legacy change in control contracts

Executive Compensation Aligned With the Company's Objectives

At PotashCorp, we believe that accountability adds value. To that end, we annually set targets that reflect the interests of our shareholders and then measure our performance and issue a Summary Annual Report, discussing actual performance against these objectives. Here is how we design our compensation plans to help drive achievement of our goals and objectives:

Objective 1: Create superior shareholder value.

- At-risk incentive compensation plans include short-term, medium-term and long-term cycles and are based on TSR, share appreciation or a related measure.

Objective 2: Be the supplier of choice to the markets we serve.

- The STIP is based on Board-approved annual goals for sales, productivity and profitability. The only way to achieve target or higher STIP payments is to meet those goals, which, in turn, requires meeting the needs of customers throughout the period.

Objective 3: Build strong relationships with and improve the socioeconomic well-being of our communities.

- Our company has a policy of investing 1% of consolidated income before income taxes (on a five-year rolling average) in the communities in which we work and other philanthropic programs. We actively encourage all employees, particularly executives, to participate in philanthropic programs in our communities, and we offer significant gift-matching opportunities for our employees. To make this significant investment in our communities, it is important to sustain earnings on a consistent basis.

Objective 4: Attract and retain talented, motivated and productive employees who are committed to our long-term goals.

- Target compensation for executives is competitive with the industry average. Executives are motivated to achieve strong results through opportunities to earn above target compensation based on company and individual performance. The long-term performance of the company has been strong and the compensation plans have appropriately rewarded that performance with compensation above the industry average.

- Employees are also motivated to be promoted into roles where they are eligible for the full set of executive compensation components.

Objective 5: Achieve no harm to people and no damage to the environment.

- At our plant locations, one-half of the annual STIP payout depends on performance in relation to local metrics, a significant portion of which relates to safety and environmental

performance. As a result, employees are strongly motivated to achieve the local safety and environmental goals to achieve target or higher STIP payments.

Managing Risk

Risk management begins with an active Board and management team engaged in analyzing the many risks our company faces and working with company leaders to manage those risks. Compensation programs can help mitigate risk-taking, but risks cannot be managed solely by remote control through these programs.

We believe that our compensation programs help guard against undue risk-taking by capping the compensation payments from the company, even in the case of extraordinary performance. See "Our Executive Compensation Package" on page 33. In 2010, Towers Watson analyzed our programs from a risk-management perspective and concluded that our plans were not reasonably likely to have a material adverse effect on our company. As part of its risk assessment, Towers Watson considered elements such as our Policy on Recoupment of Unearned Compensation, our significant Share ownership requirements and significant percentage of compensation made in the form of long-term and medium-term awards, all of which align incentives with appropriate risk taking. In December 2011, Towers Watson performed a review of its 2010 assessment and, based on this review, concluded that (1) the methodology used in 2010 was consistent with market practice in 2011 in terms of how an assessment of this nature would be conducted and (2) there were no material changes in 2011, including any changes in program design or policies, that would necessitate another comprehensive risk assessment in 2011. The Committee agreed with the conclusions of Towers Watson and determined that PotashCorp's compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Corporation. At the recommendation of Towers Watson, we intend to engage our compensation consultant to conduct periodic comprehensive risk assessments. For additional information regarding risk management, see "Risk Management" in our 2011 Annual Report.

Ownership Mentality

Our executive compensation programs are designed to align the interests of our management with those of our shareholders. Each executive has a Share ownership minimum that needs to be maintained and all executives currently satisfy the applicable minimum ownership levels. In addition, the MTIP and POP pay awards based on Share price performance over extended periods.

Value Sharing Between Shareholders and Executives

As can be seen from the design of our plans, one of our key principles is that our shareholders should earn a return before our

executives can earn incentive compensation, and the payouts to executives are in proportion to our shareholders' return. In addition, it is important that compensation be affordable to our company. To measure affordability, our independent compensation consultant measures the Realized Pay (as described below under "Test the Outcomes") earned by our five most-highly compensated officers as a percentage of PotashCorp's net income. This percentage over the three years ended December 31, 2010 was the lowest among our Comparator Group (as described in our CD&A) at just 0.6%.

Test the Outcomes

Pay for performance starts with plan design. Even though the individual components of our pay programs are designed to align pay with performance, we believe that it is important to regularly measure how successful we have been in achieving this objective.

For this purpose, company performance is measured as the composite of TSR growth, earnings per Share growth, and cash flow per Share growth over the prior three years.

Company performance is compared to that of our peer group to determine a performance percentile rank. The pay used in the analysis is the pay realized or realizable ("Realized Pay") over that same three-year period, with Realized Pay being the sum of salary, actual STIP payouts, actual MTIP payouts over that three-year period, and the most recent year-end in-the-money value of equity-based awards made in the three-year period. Realized Pay is compared to that in the peer group measured on the same basis to determine a Realized Pay percentile rank.

The composite company percentile rank is then compared to the Realized Pay percentile rank to see how well they correlate. The objective is to have the result fall within an alignment zone that is no more than one standard deviation away from complete alignment of Realized Pay and company performance.

We believe the results of the last three three-year measurement periods demonstrate excellent pay-for-performance alignment over a period that included the downturn in business due to the global financial crisis. The results are shown as follows:



CEO Performance and Pay

One of our important annual responsibilities is the assessment of Mr. Doyle's performance and setting his compensation. In January 2011, based on assessment of his work in 2010, we awarded Mr. Doyle a 4% base salary increase to $1,182,000, which was his second base salary increase since January 1, 2008, and a bonus of $2,000,000, 176% relative to target. The detailed assessment of Mr. Doyle's performance in 2011 relative to his goals is set forth in the CD&A beginning on page 47. Based on that assessment, the Committee recommended, and the independent members of the Board approved, a 3.2% increase in Mr. Doyle's base salary to $1,220,000 for 2012 and a bonus for 2011 of $1,240,000, 105% relative to target.

Highlights of Recent Compensation Plan Updates

Recently, we took the following actions, among others, which we believe will attract, motivate and retain effective leaders and promote shareholder value:

- In 2011, we reviewed our MTIP and assessed its effectiveness in incentivizing our executive officers. In connection with this review, we implemented various changes in the 2012 MTIP discussed under "Incentive Plan Compensation — Medium-Term Incentive Plan" in the CD&A.

- In early 2012, based on a review during 2011, we added a change in control provision to the STIP. For additional information on this change in control provision see "Incentive Plan Compensation — Short-Term Incentive Plan" in the CD&A.

Shareholder Engagement

Listening to our shareholders is one of our core values. In fact, shareholder input was sought and used in the design of the POP. From the outset of the POP in 2005, we have given shareholders an annual binding vote on this plan — the most significant component of our pay package. The binding vote is done on an annual basis and, at the end of each year, any ungranted options are cancelled. The POP has received overwhelming shareholder support every year since its inception.

Since 2010, building on our status as one of the first companies in North America to adopt an advisory "Say on Pay" vote, we have implemented some new features to our shareholder outreach program on our web site, including video interviews with our Board Chair and Committee Chair on executive compensation topics, links to key portions of our CD&A and a shareholder survey seeking input on our executive compensation programs. Shareholders may provide input through the survey and indicate their level of support for our programs. In 2011, our "Say on Pay" resolution received overwhelming shareholder support with over 97% affirmative votes.

In this regard, the Board and Committee value the feedback from the "Say on Pay" vote. After considering the results of the 2011 vote, the Board and Committee worked to continue the design and implementation of compensation programs that promote the creation of shareholder value and further our executive compensation philosophy in a challenging economic environment.

Succession Planning

One major responsibility of the Committee is to oversee our company's management succession planning. Twice each year, we review the progress, examine any gaps in succession plans and discuss ways to improve succession planning. Once each year, we meet with our CEO to discuss succession plans for our CEO and other senior executive officers. In addition, the Board regularly interacts with our company's senior management team. A number of times each year, the Board has social events at which we are able to meet a large number of the management employees and build relationships with the people who represent the future of our company. As a result of this active succession planning process, in 2011, 92% of senior staff openings were filled by qualified internal candidates who had been developed for the promotions they received.

Directors

The annual retainers for outside directors and the Board Chair were increased by $15,000 to $175,000 and $360,000, respectively, after considering the recommendations of Towers Watson, placing the total compensation for outside directors at the median of the Comparative Compensation Information. This increase took effect in July 2011. Much like our executive officers, directors must attain specific Share ownership requirements, which result in each of our directors holding a significant 'at-risk' investment. For additional information on director compensation, see "Board of Directors — Director Compensation" beginning on page 17.

Compensation Committee Interlocks and Insider Participation

During 2011, none of the members of the Committee served, or has at any time served, as an officer or employee of our company or any of our subsidiaries. In addition, none of our executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the Board or the Committee. Accordingly, the Committee members have no interlocking relationships required to be disclosed under SEC rules and regulations.

In addition, no two directors serve together on both the PotashCorp Board and any other public company boards or any committee thereof.

Conclusion

We are committed to the success of the company and believe that our executive compensation philosophy and package supports our business strategies and promotes superior shareholder value. Through our program, we have been able to attract, retain and motivate successful executive officers. We hope that this summary of our philosophy and approach to executive compensation has helped you see why we believe our program is right for our shareholders and for our company's long-term success. We encourage you to read the CD&A, which follows this summary, for additional details on our executive compensation. As always, we invite you to provide any input you may have regarding our executive compensation philosophy and package through our shareholder outreach program discussed above.

By the Compensation Committee:

John W. Estey (Chair)
Keith G. Martell
Jeffrey J. McCaig
Mary Mogford
Paul J. Schoenhals

February 21, 2012

Compensation Discussion and Analysis

This CD&A discusses the structure, policies, principles and elements of our executive compensation program as well as the process related to and individuals involved in our executive compensation decisions. A table of contents for the CD&A is set forth below:

Compensation Structure and Policies

We design executive compensation policies, as described below, to attract, motivate and retain qualified executives. Our "Named Executive Officers" are those individuals who served as our Chief Executive Officer ("CEO"), Chief Financial Officer, as well as those other individuals included in the "Executive Compensation — Summary Compensation Table" and the related compensation tables beginning on page 53. Detailed information about the compensation awarded to our Named Executive Officers in 2009, 2010 and 2011 can be found in such tables.

We believe that the most effective compensation program is one that is competitive within the marketplace, rewards the achievement of specific annual, long-term and strategic goals by the company and aligns the interests of executives with shareholders by rewarding performance above established goals with the ultimate objective of increasing shareholder value. To accomplish these objectives, most compensation is variable and fluctuates based on individual and corporate performance. To align variable compensation with shareholder interests, we link the amount of variable compensation to TSR and internal performance measures historically linked with TSR. In addition, we have adopted a recoupment policy pursuant to which the Board can require reimbursement of an executive officer's incentive compensation or cancel an executive officer's unvested

performance option awards if the Board learns of misconduct by the executive officer that contributed to a restatement of our company's financial statements.

See the discussion under "Managing Risk" in the immediately preceding Letter from and Report of the Compensation Committee for a summary of the analysis of the risks associated with our compensation policies generally.

In February 2011, we effected a stock split (the "2011 Stock Split"), pursuant to which each shareholder of record at the close of business on February 16, 2011 received two additional Shares for each Share then held. Unless stated otherwise, all figures that relate to the numbers and values of Shares in this CD&A reflect the 2011 Stock Split, as applicable.

Compensation Principles

- To emphasize performance-based compensation, for each position studied, we maintain total cash compensation levels (salary and annual short-term incentive targets) at the median (50th percentile) of the relevant group of comparable companies.

- We determine competitive and median levels of compensation with the assistance of independent compensation consultants that prepare analyses of external competitive compensation. Such analyses typically consist of (1) a group of publicly traded U.S. and Canadian companies with similar industry characteristics, revenues and market capitalization (the "Comparator Group") and/or (2) additional executive compensation surveys of U.S.-based companies with similar industry and revenue size (the "Additional Surveys"). We refer to the Comparator Group and the Additional Surveys collectively as the "Comparative Compensation Information". See the discussion under "Compensation Consultants and Comparator Groups" beginning on page 45.

- We provide the opportunity to achieve compensation above the median through medium-term and long-term incentive plans (performance units and stock options) if our performance exceeds the median performance of comparable companies. We design these plans, including our performance-based option plans, with measures (TSR and internal performance measures historically linked with TSR) that require company performance above the median, relative to other basic materials companies, to deliver total compensation above the median. Since 2009, we have used the DAXglobal Agribusiness Index (the "DAX Ag") as a benchmark for determining relative performance. We believe the companies that make up the DAX Ag, which includes many of our direct competitors, provide a good source for measuring the performance of the agribusiness sector and the global nature of our business.

- We establish the overall value of retirement and welfare benefits at approximately the median of comparable companies.

Elements of Executive Compensation: Overview

Our executive compensation consists of six main elements: base salary, short-term incentives, performance units issued under the MTIP, which measures a performance period of three years, performance stock options issued as long-term incentives under the POP, retirement benefits and severance benefits.

We combine these elements, particularly base salary, and the short, medium and long-term incentives, to provide a total compensation package designed to attract highly qualified individuals and provide strong incentive to align efforts and motivate executives to deliver company performance that creates sustained shareholder value. The total value of the compensation package is weighted towards the variable incentive components. In particular, medium-term and long-term incentive targets comprised about 61% and short-term incentive targets comprise about 15% of total potential compensation value in 2011. The total value of our CEO's compensation package is weighted even more heavily towards medium- and long-term incentive compensation.

The following charts set forth the relative weight of 2011 compensation attributable to base salary, short-term incentive targets and medium- and long-term incentive targets for our CEO and our Named Executive Officers.

Our CEO Compensation



Base Salary
14%

Medium- and
Long-term
Incentives
(Target)
72%

Short-term
Incentives
(Target)
14%

Our Named Executive Officer Compensation



Base Salary
24%

Medium- and
Long-term
Incentives
(Target)
61%

Short-term
Incentives
(Target)
15%

We establish corporate performance goals for each variable incentive component. For short-term incentives, we set corporate and operating group financial and operating goals annually. The MTIP incorporates absolute and relative TSR targets over a three-year period, with potential payout occurring only at the end of the three-year period. The performance periods under the MTIP do not overlap. As a result, awards, if earned, are paid out only once every three years. Our long-term incentive program grants performance stock options under the POP, which we refer to as performance options because the plan includes a performance target required for vesting of the options in addition to the inherent requirement of stock appreciation for the vested options to have value. Vesting is determined at the end of a three-year period based upon a target for cash flow return on investment compared to the weighted average cost of capital. The option term is generally ten years from the date of grant.

More detail on each element and its purpose within the total executive compensation program is described in the following table and below in this report.

Current Compensation	Form	Eligibility	Performance Period
Base salary • For executive officers, we typically set base salary targets at the median of the Comparative Compensation Information, adjusted to reflect individual performance and internal equity.	Cash	All salaried employees	Annual
Short-term incentives • We base STIP awards on achievement of predetermined goals for corporate and/or operating group performance.	Cash	All executives and most salaried staff and union and non-union hourly employees	1 year
Medium-term incentives • Units are issued using a formula based on a price equal to the average closing Share price for the last 30 trading days immediately preceding the initial date of the MTIP award. • Each award under the MTIP vests and is paid out at the end of the three-year performance period. One-half of the units vest based on our TSR, and one-half of the units vest based on our TSR relative to the TSR of the DAX Ag.	Performance Share Units	All executives and senior management (approximately 74 individuals)	3 years

Current Compensation	Form	Eligibility	Performance Period
Long-term incentives • Options granted under our POP vest based on the amount by which our cash flow return on investment exceeds the weighted average cost of capital during the three-year performance period. • The value of options is based on Share price appreciation during the ten-year option period.	Performance Options	All executives, senior management and other selected managers (approximately 270 individuals)	3 year vesting 10 year option term

Post-Retirement and Termination Compensation	Form	Eligibility	Measurement Period
Retirement benefits			
Canadian Pension Plan • Benefits are based on the participant's required contributions (up to 5.5% of earnings) and equivalent matching contributions by our company.	Cash	All Canadian salaried staff and certain union and non-union hourly employees	Pensionable service period
Canadian Supplemental Plan • Benefits are based on 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by years of pensionable service, minus the benefit payable due to employer contributions under the Canadian Pension Plan. Certain senior executives' benefits and benefits for accrued service prior to January 1, 2011 are calculated differently.	Cash	Selected senior executives (28 individuals)	Pensionable service period to a maximum of 35 years
U.S. Pension Plan • Benefits are based on 1.5% of the participant's final average compensation, which is calculated using the highest paid 60 consecutive months of service out of the last 120 months, multiplied by years of service accrued after December 31, 1998. Participants with service accrued prior to January 1, 1999 under previous plans will have a portion of their benefit calculated pursuant to such plans.	Cash	All U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years
U.S. Supplemental Plan • Benefits are intended to provide participants with the same aggregate benefits they would have received under the U.S. Pension Plan had there been no legal limitations on those benefits. Separate limits on includable compensation apply to benefits earned under this plan.	Cash	Eligible U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years
Severance benefits			
General severance benefits • Two weeks of salary for each complete year of service, subject to a minimum of four weeks and a maximum of 52 weeks, are generally awarded in connection with termination without cause.	Cash	All salaried employees	Upon termination of employment
Change in control severance benefits • Benefits are awarded in connection with involuntary termination within two years of a change in control.	Cash, Insurance and Other Benefits	Selected senior executives (3 individuals)	Upon termination of employment

In addition to the above elements of compensation, certain U.S. employees participate in our 401(k) plans (the "401(k) Plans"), and certain Canadian employees participate in our savings plan (the "Savings Plan"). Pursuant to the 401(k) Plans and the Savings Plan, we make company contributions for the benefit of participants. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to such plans, see "Executive Compensation — Summary Compensation Table" beginning on page 53. We do not have non-qualified deferred compensation plans or arrangements pursuant to which our Named Executive Officers may elect to defer current compensation. Where appropriate, we design our compensation arrangements to provide relief from Section 162(m) of the Internal Revenue Code.

Salary

Purpose: _A necessary component of compensation to retain qualified employees._

We have established a system of tiered salary levels for senior executives (vice president and above). We assign senior executive positions to an appropriate salary tier that reflects the position's internal value to our company and equitable considerations based on comparisons to salaries for relevant positions in the Comparative Compensation Information. Within the assigned salary tier, the Committee typically establishes salary guidelines at levels that approximate the median (the 50th percentile) of the Comparative Compensation Information. Individual executive salaries for executives that report directly to our CEO are recommended by our CEO and subject to approval by our CEO and the Committee. Our CEO's salary is subject to approval by the Committee and the Board. Our executives, including our Named Executive Officers, are generally eligible for only one salary increase per year.

Incentive Plan Compensation

We design our incentive plans with performance periods of varying durations. We provide executives with annual incentives through the STIP, three-year incentives through the MTIP and ten-year incentives through the POP. Our incentive plans do not provide mechanisms by which executives can monetize unvested equity awards or, except as described in "Medium-Term Incentive Plan" beginning on page 41, obtain value prior to the end of the relevant performance period. We believe that, in the aggregate, the range of performance periods in our incentive plans creates a strong alignment between the interests of our executive officers and shareholders.

The Committee analyzes our incentive plans based on actual and potential performance scenarios to ensure that the value of the incentive awards granted to our Named Executive Officers is appropriately linked to our performance. For a summary of how our incentive plans are designed to align with performance, see the table on page 33 in the preceding Letter from and Report of the

Compensation Committee. In 2011, at the request of the Committee, Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to the performance of our company. For purposes of the study, pay included base salary, the payout value or, if not yet paid, the 2010 year-end value of incentive awards granted during the measurement period and the aggregate annual change in the value of stock options during the measurement period. Company performance was measured based on TSR growth, growth in earnings per Share and growth in cash flow per Share during the measurement period. The study concluded that during the three years ended December 31, 2010, the pay of our Named Executive Officers coincided with the performance of our company relative to the Comparator Group. Towers Watson conducted similar studies each year since 2007 and obtained results that are consistent with the results of the 2011 study.

We believe the results of these Towers Watson studies demonstrate an alignment between our Named Executive Officers' compensation and our company's performance, reflecting the Committee's compensation philosophy of providing the opportunity to achieve compensation above the median through medium-term and long-term incentive plans if our company's performance exceeds the median performance of comparable companies.

Short-Term Incentive Plan

Purpose: _To develop strong corporate management by providing annual financial incentives to achieve corporate success; to attract, retain, motivate and reward productive employees who support corporate and operational goals._

Our STIP provides for incentive awards based on an individual's performance and responsibilities and our company's financial and operational results. The plan provides incentives to individuals during a near-term performance period, which we set at one year, and focuses on successful fulfillment of short-term corporate and operational goals.

We assign participants an incentive award target, expressed as a percentage of salary. In addition, we typically establish targets at the median of the Comparative Compensation Information. Achievement of the target is determined by our adjusted cash flow return, as defined in the STIP. We use cash flow as a financial measure because we believe it is strongly correlated with long-term TSR, although the results of our adjusted cash flow return may not be fully reflected in our TSR at year-end due to market conditions or other factors. In addition, we believe that it is useful as an indicator of our ability to service our debt, meet other payment obligations and make strategic investments. In this way, the use of cash flow return as a performance measure under our STIP further supports the alignment between our Named Executive Officers' compensation and our company's performance.

For senior executives, including our Named Executive Officers, unadjusted incentive awards can range from 0% to 200% of salary, depending upon an executive's responsibilities and actual cash flow return above the minimum threshold return as compared to the target return. Because the value of the awards under the STIP are capped at specified percentages of participants' salaries, the Committee can more readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in company performance. Individual incentive awards are also subject to adjustment (±30%) based on the executive's individual performance, provided that total adjusted awards approximate total awards at mid-point. Under the terms of the plan, we generally make no payments if our cash flow return is less than 50% of the target set by the Board for that year.

We generally set cash flow return targets that are challenging to achieve. In 2009, our cash flow return was below the threshold level required and no awards were paid to our Named Executive Officers and other corporate employees. In 2010, our cash flow return was above target resulting in payouts at 179.6% of target.

In 2011, our cash flow return was above target resulting in payouts at 128.74% of target. For information regarding each Named Executive Officer's 2009, 2010 and 2011 STIP awards, see "Executive Compensation — Summary Compensation Table" beginning on page 53.

The following table sets forth our performance under the STIP for each of the last three years:

	2011	2010	2009
Cash Flow Return Target	23.23%	13.88%	47.26%
Actual Cash Flow Return[1]	26.56%	19.40%	12.72%
Adjusted Cash Flow Return Ratio[2]	1.1437	1.3981	0.2692

[1] For a description of how cash flow return is calculated under the STIP, see "Executive Compensation — Summary Compensation Table — Non-Equity Incentive Plan Compensation" beginning on page 55.

[2] Due to rounding, dividing actual cash flow return by the cash flow return target may not result in the exact adjusted cash flow return ratio.

The Committee believes that the payout for 2011 under the STIP is appropriate in a year in which TSR declined, due to PotashCorp's strong financial performance in the face of challenging economic conditions. Our TSR declined by 19.5% during a year of significant market volatility, but did outperform our peer group. We also delivered cash provided by operating activities of $3.5 billion, a company record, and net income of $3.51 per share, the second highest in our history. The Committee believes this strong financial performance, together with underlying fundamentals for fertilizer demand, will continue to support our objective of creating superior shareholder value.

On February 21, 2012, we amended and restated the STIP. Among the changes made to the Amended and Restated STIP was the addition of a change in control provision whereby STIP participants would receive a lump sum payment for the pro-rata portion of the year that elapsed through the date of a change in control.

Medium-Term Incentive Plan

Purpose: *To align the interests of our executive officers and shareholders; to reward executive officers and key employees for superior performance over a three-year performance period and for their continued contributions to our success.*

Our MTIP aligns the interests of our executives and key employees with those of our shareholders by linking the vesting of awards to TSR over three-year performance periods. TSR measures the capital appreciation in our Shares, including dividends paid during a performance period, and thereby simulates the actual investment performance of our Shares.

Under the MTIP, we award participants a number of units based on the participant's salary at the later of the beginning of the performance period and the date of initial participation in the plan (multiplied by a factor of up to three to reflect the number of years such participant would participate in the plan), a target award percentage and the average Share price over the 30 trading days immediately preceding the applicable performance period.

One-half of the MTIP units vest based on increases in our TSR. The remaining one-half of the units vest based on the extent to which our TSR matches or exceeds the TSR of the common shares of a group of peer companies. MTIP participants generally are required to continue in a qualifying position throughout the applicable performance period as a condition to vesting. However, if a participant's employment terminates earlier due to the participant's retirement, disability or death, or we terminate a participant's employment without just cause, the participant is entitled to a cash payment in settlement of a pro rata number of units, with vesting based on the achievement of performance objectives as of the date of termination. A participant who resigns or whose employment is terminated for just cause forfeits all rights to any units granted under the plan. In addition, under the terms of the MTIP, no dividends accrue or are otherwise payable to holders of units.

We settle vested units in cash based on the average Share price over the last 30 trading days of the applicable performance period. The price used to determine the cash payout may not exceed a predetermined percentage of the market value of a Share as at the beginning of the performance period. Because the value of the units granted under the MTIP are capped, the Committee can readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in company performance.

The 2009 MTIP performance period began on January 1, 2009 and ended on December 31, 2011. The peer group of companies for the 2009 MTIP consisted of the companies that are included in the DAX Ag. The target award percentages ranged from 20% to 70% under the 2009 MTIP depending upon the executive's position and potential for contribution to our success.

Depending on the achievement of the performance objectives, 0% to 150% of the units granted under the 2009 MTIP could have vested. Achievement of the target performance objectives — a TSR of 50% and a TSR that is 130% of the DAX Ag — would have entitled a participant to 100% of the units awarded under the plan. Between 100% and 150% of the units would have vested if actual performance exceeded target performance. The maximum 150% of the units could have vested based on a TSR of 75% or more and a TSR that was 145% of the DAX Ag performance. No units would have vested if the minimum performance objectives — a TSR of 5% and a TSR that matches the DAX Ag performance — had not been achieved.

Under the 2009 MTIP, the price used to determine the cash payout could not exceed 300% of the market value per Share at the beginning of the performance period, which was $21.645 per Share.

The following tables set forth the percentage of units granted under the 2009 MTIP, which vested over the three-year performance period ended December 31, 2011, based on the performance of our Shares and the performance of our Shares relative to the DAX Ag.

Vesting of 2009 MTIP Units based on our TSR	
Opening Share Price	$ 21.645
Closing Share Price	$ 41.490
Dividends Paid/Share	$ 0.51
Total Shareholder Return	94.04%
Vesting Percentage	150.00%
Vesting of 2009 MTIP Units based on relative TSR	
PotashCorp TSR	94.04%
DAX Ag TSR	95.44%
PotashCorp TSR/DAX Ag TSR	98.53%
Vesting Percentage	0%

As set forth in the table above, 75% of the performance units vested based on our performance during the 2009 MTIP performance period. The total vesting percentage reflects the vesting of one-half of the units at 150.00% based on our TSR and the vesting of one-half of the units at 0% based on our TSR relative to the TSR of the DAX Ag. The vested performance units were settled and paid out in cash in an amount equal to $41.490 per unit, which is the average closing Share price for the last 30 trading days of 2011.

On February 21, 2012, we approved our 2012 MTIP. The performance period for our 2012 MTIP began on January 1, 2012 and will end on December 31, 2014. The 2012 MTIP is substantially similar to the 2009 MTIP, except that the 2012 MTIP:

- pursuant to a change in control provision, provides that MTIP participants receive a lump sum payment for the pro-rata portion of the performance period that elapsed through the date of a change in control (at the greater of actual or target performance);

- includes a detrimental activity clawback provision with respect to participants who retire prior to the end of the performance cycle, which permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant has engaged in a detrimental activity (including competitive activities, solicitation of our employees or disclosure of our confidential information) on or before the one-year anniversary of the participant's retirement;

- includes target award percentages ranging from 20% to 140%, depending upon the executive's position and potential for contribution to our success; and

- caps the maximum price escalation at four times the starting price over the three-year performance period.

Long-Term Incentives (Performance Option Plan)

Purpose: To align the interests of our executive officers and shareholders; to provide incentives to executive officers and key employees to promote long-term shareholder interests.

We provide our executives with long-term incentives through our POP. Our POP awards options to senior executives and other key employees for superior performance over a three-year performance period. Options vest based on metrics with a demonstrated relationship to total shareholder return. The options have a ten-year term from the date of grant, providing incentives to executives to promote long-term shareholder interests.

We make one option grant per year following shareholder approval of the POP at the annual meeting of shareholders. We have determined not to make off-cycle option grants during the year. The number of options that the Board grants annually is that number of options that will result in the appropriate total compensation for each management level, as determined by company performance and by reference to the Comparative Compensation Information. Options not granted are cancelled at the end of the calendar year in which the POP is approved by shareholders.

In order to deliver a level of total compensation that is consistent with the level of corporate performance achieved, data on

compensation provided by the Comparative Compensation Information is typically analyzed on an annual basis to determine the 25th, 50th, and 75th percentile compensation levels for our management positions. We link these compensation study results and the vesting schedule to determine option grant levels that will deliver the appropriate compensation for the performance delivered. We strive to set the target value of each Named Executive Officer's option grant at a level that, including such Named Executive Officer's other compensation, will deliver compensation relative to our performance as measured against the Comparative Compensation Information.

On May 12, 2011, our shareholders approved the 2011 POP under which we could award, after February 22, 2011 and before January 1, 2012, options for the issuance of up to 3,000,000 Shares pursuant to the exercise of options to eligible officers and employees. As of February 21, 2012, options to acquire 1,130,600 Shares, or approximately 0.13% of the total outstanding Shares (assuming exercise of such stock options), were issued and outstanding under the 2011 POP. Options not granted under the 2011 POP were cancelled at the end of 2011.

For 2012, we are requesting shareholder approval of an amount of 3,000,000 options to be available for grant under the provisions of the 2012 POP. We expect that this amount is sufficient for one annual grant to be made after the Meeting and before January 1, 2013.

Under the POP, the exercise price of an option shall not be less than the quoted market closing price of our Shares on the last trading day immediately preceding the date of grant. Option vesting is determined by achieving corporate performance goals that historically have correlated with our TSR and the relative performance of our TSR to the TSR of our peer index and is based on average annual cash flow return on investment ("CFROI") compared to weighted average cost of capital ("WACC"). We measure performance over a three-year period. A vesting schedule determines the percentage of options vested at the end of the three-year period and ties the level of total compensation to our performance. No options vest if the three-year average CFROI-to-WACC comparison ("CFROI-WACC") is 0% or less, and maximum vesting requires the three-year average CFROI-WACC to be 2.5% or greater. An option's maximum term is currently ten years from the date of grant.

In connection with the development of our first POP in 2005, the Committee worked with Aon Hewitt (formerly Hewitt Associates) to use 10-year historical data to analyze the correlation between CFROI minus our WACC and our TSR performance relative to the performance of the U.S. Basic Materials Index (the "DJUSBMI") performance. Having established a strong correlation between our CFROI-WACC and TSR performance levels relative to the

performance of the DJUSBMI, the Committee and Hewitt Associates developed a schedule based upon our CFROI-WACC levels to vest appropriate amounts of Shares at different performance levels. Consultants at Towers Watson also reviewed and confirmed this methodology.

In connection with our transition to the DAX Ag as a peer index, Towers Watson reviewed our existing POP vesting schedule against the performance of the DAX Ag. In particular, Towers Watson analyzed the historical CFROI and WACC of the companies that comprise the DAX Ag to determine the expected performance range of the DAX Ag. The results of Towers Watson's review confirmed that our POP vesting schedule is appropriate and requires above-median performance to deliver above-median compensation. Moreover, no options vest if CFROI-WACC is negative during the applicable performance period.

The following table sets forth the percentage of stock options granted under the 2007 POP, the 2008 POP and the 2009 POP that vested for the three-year performance periods ended December 31, 2009, December 31, 2010 and December 31, 2011, respectively.

	2009 POP	2008 POP	2007 POP
CFROI-WACC to Achieve Maximum Vesting	2.50	2.50	2.50
Actual CFROI-WACC[1]	9.63	15.27	16.04
Actual Vesting Percentage	100%	100%	100%

(1) Actual CFROI-WACC reflects the average of the annual CFROI-WACC for the three years during the applicable performance period. For a description of how CFROI-WACC is calculated and for the full POP vesting schedule, see "Executive Compensation — Grants of Plan-Based Awards — Option Awards" on page 57.

During the three-year performance periods ended December 31, 2009, December 31, 2010 and December 31, 2011, we achieved performance sufficient to vest 100% of the stock options granted under each of the 2007 POP, 2008 POP and the 2009 POP, respectively. The 100% vesting of stock options reflected our exceptional performance relative to target during each performance period. The Compensation Committee believes that 100% vesting under our POP requires superior performance during the applicable performance period and believes that our POP vesting schedule appropriately links vesting of stock options to our performance relative to our peers.

See "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End — Outstanding Stock Options" on page 59 for information on the number of outstanding stock options under each of our existing stock option plans.

Post-Retirement and Termination Compensation

Retirement Benefits

Purpose: *To supplement the income of our employees after their retirement.*

We provide post-retirement benefits to employees generally and typically do not consider an employee's past compensation in determining eligibility for post-retirement benefits. For a description of our pension plans, see "Executive Compensation — Pension Benefits" beginning on page 59. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to such plans, see "Executive Compensation — Summary Compensation Table" beginning on page 53. We do not grant extra years of credited service under our pension plans except as discussed under "Change in Control Agreements" below and otherwise as appropriate in exceptional circumstances.

As calculated in accordance with IFRS for financial statement reporting purposes, the following table sets forth our total balance sheet liability under the Canadian Supplemental Plan and the U.S. Supplemental Plan for all current and former executive officers and other covered employees as of December 31, 2011 and December 31, 2010.

	December 31, 2011	December 31, 2010
Total Supplemental Plan Liability	$68.4 million	$53.1 million

General Severance Benefits

Purpose: *To provide appropriate benefits that reflect the potential difficulty in obtaining comparable employment in a short period of time and provide for a complete separation between the terminated employee and our company.*

Our current severance policy for termination without cause, which is generally applicable to salaried employees, including our Named Executive Officers, is to provide notice of impending termination, or payment of salary in lieu of notice, equivalent to two weeks for each complete year of service (subject to a minimum of 4 weeks and a maximum of 52 weeks). Such policy is superseded by specific termination provisions contained in any applicable written agreement and may be subject to adjustment. Payment of severance benefits is discretionary except as may be required by law.

Change in Control Agreements

Purpose: *Historical agreements with certain senior executives.*

Effective December 30, 1994, we and, where applicable, PCS Sales entered into change in control agreements with certain senior executives, including Mr. Doyle and Mr. Brownlee. At that time, it was thought that such arrangements with senior executives were

appropriate. Subsequently, we have not entered into new change in control agreements. However, on December 31, 2010, we entered into an amendment with Mr. Doyle to remove the golden parachute excise tax "gross-up" provision of his change in control agreement and to make certain other technical changes to comply with Section 409A of the Internal Revenue Code. The initial term of each 1994 change in control agreement was through December 31, 1997. The term of each agreement has automatically renewed for successive one-year periods since December 31, 1997 and continues to be subject to automatic renewal for successive one-year terms until the employee reaches age 65 or unless either party gives notice of termination.

Benefits pursuant to the change in control agreements require both a change in control and an involuntary termination of the executive's employment within two years following a change in control. Termination includes ceasing to be employed for any reason, including constructive dismissal, except by reason of death, disability, resignation or voluntary retirement, or dismissal for dishonest or willful misconduct. The severance benefit entitlements upon termination of employment following a change in control of our company are:

- a lump-sum payment of three times the executive's current base salary and average bonus for the last three years;

- a lump-sum payment of the pro-rata target bonus for the year in which the termination occurs;

- immediate vesting and cash out of all outstanding MTIP awards;

- a credit of three additional years of service under the Canadian Supplemental Plan;

- a three-year continuation of medical, disability and group term life insurance, provided that these benefits terminate upon obtaining similar coverage from a new employer or upon commencement of retiree benefits; and

- financial or outplacement counseling to a maximum of Cdn$10,000.

Each change in control agreement further provides that all outstanding non-exercisable options granted to the executive become exercisable upon the occurrence of a change in control. In the event no public market for the Shares exists, we (or PCS Sales, as the case may be) will compensate the executive for the value of his options based on a Share value approved by our shareholders upon a change in control, or, if no such value has been approved, the market value of the Shares when last publicly traded.

For additional information about the above change in control agreements, including the definitions of change in control and termination, see the Forms of Agreement dated December 30, 1994, filed as Exhibit 10(p) to our annual report on Form 10-K for the year ended December 31, 1995.

Policy on Recoupment of Unearned Compensation

The Board has approved a policy on Recoupment of Unearned Compensation. Under the policy, if the Board learns of misconduct by an executive that contributed to a restatement of our company's financial statements, the Board can take action it deems necessary to remedy the misconduct. In particular, the Board can require reimbursement of incentive compensation or effect the cancellation of unvested performance option awards if (1) the amount of the compensation was based on achievement of financial results that were subsequently restated, (2) the executive engaged in misconduct that contributed to the need for the restatement and (3) the executive's compensation would have been a lesser amount if the financial results had been properly reported.

Compensation Consultants and Comparator Groups

To gather information about competitive compensation practices, the Committee relies on the input and recommendations of independent compensation consultants and data provided by broad-based executive compensation surveys. The Committee obtains the advice and recommendations of its independent compensation consultants as the Committee deems appropriate. Although this information is an important tool in the Committee's processes, the decisions made by the Committee are solely the responsibility of the Committee and reflect other factors and considerations, discussed earlier in this CD&A.

In 2005, the Committee engaged Towers Watson as executive compensation consultants. Towers Watson reports to the Chair of the Committee and provides input to the Committee on the philosophy and competitiveness of the design and award values for certain of our executive and director compensation programs. Towers Watson also assists in the evaluation of compensation arrangements associated with certain strategic opportunities. In its role as executive compensation consultants, in 2011, Towers Watson attended Committee meetings at which executive compensation matters were discussed.

In accordance with our adherence to the best practice of retaining independent executive compensation consultants, any work other than executive compensation consulting services performed for us by Towers Watson must be approved in advance by the Chair of the Committee. The following table sets forth the fees we paid to Towers Watson in 2010 and 2011.

	Year ended December 31, 2011	Year ended December 31, 2010
Fees attributable to executive and director compensation consulting services[1]	$321,423	$403,998
Fees attributable to other services[2]	$110,000	$110,000

[1] Includes $40,917 and $38,434 for 2011 and 2010, respectively, attributable to compensation consulting services for executives, other than named executive officers, requested by management and approved by the Committee, including calculation of stock and option award grant date fair value amounts in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation — Stock Compensation".

[2] Includes $110,000 and $110,000 paid to an affiliate of Towers Watson in 2011 and 2010, respectively, for certain other services, including prescription drug benefit plan design and advice. These services were discussed with, and approved by, the Committee in advance of retaining this affiliate of Towers Watson.

The Committee uses executive compensation analyses prepared by Towers Watson and other independent compensation consultants. Such analyses typically consist of (1) the Comparator Group, which includes a group of 17 publicly traded U.S. and Canadian companies, selected on the basis of a number of factors, including similar industry characteristics, revenues and market capitalization, and/or (2) additional executive compensation surveys of U.S.-based companies with similar industry and revenue size gathered by three compensation consulting services, or the Additional Surveys.

Due to the constraints placed on the company's resources during the unsolicited takeover bid by BHP Billiton during the second half of 2010, we did not perform benchmark studies in establishing 2011 compensation. Rather, for 2011 compensation we implemented a 4% increase in base salary, generally in line with company-wide merit pay increases. There were no changes to target STIP awards and 2011 POP awards from corresponding 2010 levels.

We periodically review our Comparator Group to ensure that the companies included in the group share similar industry characteristics, revenues and market capitalization. In 2011, we reviewed our Comparator Group and made minor revisions to the list of companies used for comparison. Three companies included in our 2010 list were removed because they no longer shared similar industry characteristics, revenues or market capitalization with us. Additionally, Goldcorp Inc. and Teck Resources Limited were added to the Comparator Group in 2011. The 18 companies included in the Comparator Group in 2010 were:

Agrium Inc.	Martin Marietta Materials, Inc.
Air Products and Chemicals, Inc.	Monsanto Company
Arch Coal Inc.	The Mosaic Company
Ashland Inc.	Newmont Mining Corporation
Barrick Gold Corporation	Peabody Energy Corporation
Cameco Corporation	PPG Industries, Inc.
CF Industries Holdings, Inc.	Praxair, Inc.
Eastman Chemical Company	The Valspar Corporation
Ecolab Inc.	Vulcan Materials Company

The 17 companies included in the Comparator Group in 2011 were:

Agrium Inc.
Air Products and Chemicals, Inc.
Arch Coal Inc.
Ashland Inc.
Barrick Gold Corporation
Cameco Corporation
CF Industries Holdings, Inc.
Eastman Chemical Company
Ecolab Inc.

Goldcorp Inc.
Monsanto Company
The Mosaic Company
Newmont Mining Corporation
Peabody Energy Corporation
PPG Industries, Inc.
Praxair, Inc.
Teck Resources Limited

Executive Share Ownership Guidelines

We strongly support Share ownership by our executives. In November 2004, we introduced minimum shareholding guidelines, to be met by November 2009 for the then-current executive officer group. Any individual promoted or appointed into a position subject to these guidelines has a five-year period from the date of promotion or appointment within which to meet the Share ownership guidelines. The Share ownership guidelines reflect the value of Shares held and can be met through direct or beneficial ownership of Shares, including Shares held through our qualified defined contribution savings plans. Options and performance units (under the MTIP) are not included in the definition of Share ownership for purposes of the guidelines.

Each officer, including each Named Executive Officer, has a Share ownership guideline, and compliance with these Share ownership guidelines is reviewed at Compensation Committee meetings. If an officer's Share ownership falls below the minimum guidelines due to a decline in the Share price, such officer will have three years to restore compliance. For purposes of determining compliance during this three-year period, the officer's Shares will be valued at the higher of cost or market value.

The ownership guidelines are as follows:

Title	Share Ownership Guideline
Chief Executive Officer	5 times base salary
Chief Financial Officer, Chief Operating Officer, Senior Vice Presidents and Division Presidents	3 times base salary
Designated Senior Vice Presidents and Vice Presidents	1 times base salary

As of February 21, 2012, each of our Named Executive Officers holds Shares with a value in excess of the applicable Share ownership guidelines. The table below sets forth, for each Named Executive Officer, the number and value of Shares held, the value of Shares required to meet the ownership guidelines and the value of Shares held as a multiple of the Named Executive Officer's base salary.

Named Executive Officer	Number of Shares Held	Value of Shares Held	Value Required to Meet Guidelines	Value Held as Multiple of Salary
William J. Doyle	1,992,587.078[1]	$93,870,777	$5,910,000	76.94x
Wayne R. Brownlee	713,030.235	$33,590,854	$1,632,000	58.81x
G. David Delaney	122,774.152	$ 5,783,890	$1,519,764	10.87x
Joseph A. Podwika	29,809.417	$ 1,404,321	$1,189,188	3.37x
Stephen F. Dowdle	60,641.330	$ 2,856,813	$1,153,440	6.75x

(1) Includes 59,694 Shares held in the William & Kathy Doyle Foundation, 571,350 Shares held in the WJ Doyle Revocable Trust, 692,184 Shares held in the Doyle Family LLC, 102,533 Shares held in the Doyle Family Stock Trust I, 135,155 Shares held in the Doyle Family Stock Trust II, 62,312 Shares held in the Doyle Family Stock Trust III, 123,000 Shares held in the B. Doyle 2010 Distribution Trust, 123,000 Shares held in the E. Doyle 2010 Distribution Trust and 123,000 Shares held in the R. Doyle 2010 Distribution Trust.

Chief Executive Officer Compensation

The Committee reviews annually our CEO's salary, any awards under our STIP and MTIP and any grant of options under our option plans and makes its recommendations to the Board. With the assistance of Towers Watson, the Committee analyzes the relationship between our company's performance and our CEO's annual earnings. Our CEO's annual salary is determined primarily on the basis of his individual performance and our company's performance. While no mathematical weighting formula is used, the Committee considers all factors that it deems relevant, including our financial results, our TSR and performance relative to similar companies within our industry, survey compensation data obtained from our compensation consultants, the duties and responsibilities of our CEO, our CEO's individual performance relative to written objectives established at the beginning of each year, current compensation levels and the effect of significant upturns or downturns in our performance. Awards pursuant to the STIP and MTIP and under the option plans are made in accordance with the plans as outlined above. If minimum targets set under the STIP and MTIP and option plans are not met, our CEO does not receive compensation pursuant to those plans.

With the assistance of Towers Watson, the Committee also references the compensation of CEOs in the Comparative Compensation Information. The comparison of our CEO compensation to the compensation of CEOs in the Comparative Compensation Information incorporates many factors, including the relative sales and market capitalization of the companies, their profitability and shareholder return history, the duties of the CEO

and any other extenuating or special circumstances. In general, we set our CEO cash compensation at the median of that range.

In January 2012, the Committee and the independent members of the Board reviewed all of the factors mentioned above, including individual and company performance, for the purpose of determining Mr. Doyle's 2012 compensation. Mr. Doyle's 2011 performance goals and achievements were considered by the Committee and the independent members of the Board in determining his 2012 base salary and his 2011 short-term incentive bonus award.

Although the Committee and the independent members of the Board did not utilize any specific weighting in analyzing Mr. Doyle's 2011 performance goals, generally, eleven performance goals were fully achieved and were viewed positively in determining Mr. Doyle's compensation, and two performance goals were not fully achieved and were viewed negatively in determining Mr. Doyle's compensation.

Based on the above noted factors, including Mr. Doyle's overall performance, the Committee and the independent members of the Board approved a 3.2% increase in Mr. Doyle's base salary from $1,182,000 for 2011 to $1,220,000 for 2012 and awarded Mr. Doyle a short-term incentive bonus award of $1,240,000 for 2011 performance.

More specific information on Mr. Doyle's individual performance goals and achievements (and their relationship to our corporate goals) is provided in the following table.

■ Achieved   ◘ Partially Achieved   □ Did Not Achieve

CORPORATE GOAL: Maximize long-term shareholder value.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
1. *Continue to drive the "Potash first" strategy by staying on top of all global opportunities while at the same time being open to strategic alternatives for phosphate and nitrogen should an attractive alternative present itself.*	■	We initiated and continued to actively pursue global potash opportunities and strategic developments in potash, phosphate and nitrogen. We kept the Board informed and engaged regarding these opportunities and developments.
2. *Meet the budget approved for 2011 including earnings per Share of $2.95 (adjusted to give effect to the 2011 Stock Split) and cash flow per Share of $3.86 (adjusted to give effect to the 2011 Stock Split).*	■	Actual 2011 earnings per Share was 19% above our target. Actual 2011 cash flow per Share was 10% above our target.
3. *Outperform our peer group and the DAX Ag index.*	◘	In 2011, our common stock outperformed the peer group average, but underperformed the DAX Ag index with an annual total shareholder return of approximately -19.5% compared to a peer group average of -22.8% and a DAX Ag total shareholder return of approximately -10.2%.

CORPORATE GOAL: Maximize long-term shareholder value.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
4. *Grow the revenue base and bottom line for our company through strategic use of capital.*	■	In 2011, we spent approximately $2.2 billion on capital projects, with the majority on our potash capacity expansions. We also announced plans to build a 136,000 square foot regional distribution center in Hammond, Indiana. In addition, we continued work on our 45,000 tonne ammonia expansion project at Augusta and committed to resume our ammonia production at Geismar in 2012.
5. *Lead management's effort to make sure it does its part in the pursuit of the best possible corporate governance for our company.*	■	We believe excellence in corporate governance continues to center on transparency and accountability. In this regard, Mr. Doyle personally engaged numerous stakeholders, including shareholders, the analyst community, media and employees in personal meetings and conference calls. Mr. Doyle also supported and participated in the company's shareholder engagement initiatives. Once again, our commitment to excellence in corporate governance was recognized by external monitors. In 2011, we received high marks from external evaluators of corporate governance, finishing first among 253 companies in the Globe and Mail's corporate governance rankings. PotashCorp was also recognized in the Harvard Business Review as a leader in corporate governance. The Canadian Institute of Chartered Accountants recognized the quality of our corporate reporting and disclosure practices with three awards, including the Award of Excellence for Financial Reporting, as well as the Award for Excellence for Corporate Reporting in Mining.
6. *Provide an updated communications strategy and process that will assure PotashCorp's continued success so we can be responsive to unanticipated events and new or changed realities in our operating environment.*	■	In 2011, we retained a communications advisor to refine our communication strategy. This strategy includes a number of key objectives, including increasing the awareness and general knowledge of our company's operations. To this end, PotashCorp has increased local advertising and has established a strategic plan to raise national and international awareness of our company. We have also improved our management communications processes, focused on developing our relationships with provincial and national governments and refocused our philanthropic program to reflect our global leadership role as part of the solution to the global food challenge. Mr. Doyle has been integrally involved in the development of this communication strategy.

CORPORATE GOAL: Be the supplier of choice to the markets we serve.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
1. *Outperform competitors on quality and service as measured by customer surveys.*	■	We monitored satisfaction through surveys of selected top customers specific to each of our nutrient and market channels. The customers were given the opportunity to grade our company's service and product offerings, fulfillment and delivery processes, and to compare and rank our company in these categories against our competitors. In 2011, these surveys indicated that PotashCorp rated significantly higher than our peers in all measured categories and across all nutrients and market channels. Customer complaints were significantly lower in each nutrient category in 2011, as compared to our 2010 performance and our previous three-year average.

CORPORATE GOAL: Be the supplier of choice to the markets we serve.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
2. Find new ways to make it easier for our customers to do business with us.	■	In 2011, we worked with key customers to develop our electronic commerce initiatives and to streamline sourcing, order placement, invoicing and payment. In addition, we continued to make improvements to our North American and international transportation and distribution systems to improve timing and dependability of our delivery system by: (1) commencing construction on our new regional distribution center in Hammond, Indiana; (2) completing the first year with upgraded systems that measure and reward carrier performance; (3) increasing yard size, product storage and loading capacity at our mines to complement additional production capacity; (4) upgrading existing rail fleet to reduce the average age of the fleet and increase car capacity and reliability; and (5) evaluating alternative supply chains to provide long-term raw material supply.

CORPORATE GOAL: Build strong relationships with and improve the socioeconomic well-being of our communities.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
1. Provide leadership for PotashCorp within the investment community, within our industry and in the communities in which our people work and reside.	■	In 2011, we received high marks in investor surveys relating to "Confidence in Management" and "Communications with the Financial Community". On a scale of 1 to 10 (with 10 being 'excellent'), we received a score of 8.0 or higher in 70% of the categories, including a rating of 8.8 for the quality of our communications materials. Our ratings in these surveys were in the top quartile for all categories. In addition, IR Magazine Canada gave PotashCorp awards in 2011 for the Best Investor Website, Best Investor Relations for Corporate Transactions and Best Investor Relations in the Basic Minerals Sector. We surveyed 100 community leaders in five of the communities in which we have significant operations (Allan, Lanigan, New Brunswick, White Springs and Lima) and asked them to rate our company on a scale of one to five (five being the highest) in areas related to the perception of our community involvement, business practices and economic issues. We averaged an overall rating of 4.4, which is in the top quartile for these surveys. We sought new opportunities to engage with investors interactively through our website, and conducted four "Live Virtual Meetings" with Messrs. Doyle, Brownlee, Delaney and Dowdle. We also participated in seven investor conferences in 2011, compared to six conferences in 2010. Mr. Doyle continued to serve on the boards of key industry groups, including serving as Chairman of the Nutrients for Life Foundation, President of the International Fertilizer Industry Association and a member of the boards of The Fertilizer Institute and International Plant Nutrition Institute. In addition, Mr. Doyle delivered numerous presentations at industry and community events.

CORPORATE GOAL: Build strong relationships with and improve the socioeconomic well-being of our communities.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
2. *Meet or exceed both the letter and spirit of our commitment in fulfilling the Pledge to Saskatchewan.*	■	Under Mr. Doyle's leadership, we continued to fulfill the Pledge to Saskatchewan. As part of the Pledge we achieved several key objectives:
		a) We increased our Saskatchewan workforce by 164 employees in 2011 to 2,388 and exceeded our commitment to have 250 corporate employees in Saskatoon at our headquarters. This increase includes executive leaders in Legal; Human Resources; Safety, Health and Environment; Procurement; and Investor and Public Relations.
		b) In 2011, we supported Canpotex's rail car maintenance and staging facilities.
		c) We entered into a memorandum of understanding with the Saskatoon Tribal Council in 2011 to increase opportunities for First Nations workers and suppliers. We increased our Aboriginal employee base and provided Aboriginal awareness training to all our Saskatchewan-based employees in 2011.
		d) In 2011, our total corporate donations exceeded our goal of 1% of earnings before taxes, resulting in donations of approximately $21,000,000. Contributions to Saskatchewan represented approximately 62% of total contributions, in proportion to the Saskatchewan-related share of overall gross margin.
		e) In 2011, we estimate that 65% of Saskatchewan potash production purchasing was done with suppliers resident in Saskatchewan, exceeding our goal.
		f) Our potash expansion projects in Saskatchewan remain on schedule.

CORPORATE GOAL: Attract and retain talented, motivated and productive employees who are committed to our long-term goals.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
Show measurable success in leadership development and succession planning for our employees.	■	With 92% of senior staff-level positions filled with internal candidates, we exceeded our goal of 75%. Several executive-level vacancies were filled with well-qualified employees identified through our succession planning process.
		In 2011, leadership development continued to be a critical component of our overall business strategy, and we continued to enhance our numerous leadership development training programs available to all levels of management. Our Human Resources departments have been working to emphasize and integrate our leadership core competencies established in 2009 with our employee assessment, selection and performance evaluation processes. Each of our plant sites in Canada, the US and Trinidad have identified employee-led leadership development teams, initiated leadership training and implemented the leadership core competencies as the foundation of their training.
		We also implemented a comprehensive learning management system software program to provide training programs on various topics, including our Core Values and Code of Conduct.

CORPORATE GOAL: Achieve no harm to people and no damage to the environment.		
2011 Individual Performance Goal	**Goal Achieved**	**Discussion of 2011 Performance**
1. *Meet measurable safety index targets, with the emphasis on reducing serious injuries so PotashCorp can achieve its goal of providing the safest work environment for its employees.*	❑	Sadly, a fatality occurred at our Aurora facility when a contractor's employee was struck by a high-density pipe. We continue to emphasize personalization of safety at all levels in our organization. While our total recordable injury frequency rate increased by 10% in 2011, new record lows were achieved in the lost time injury frequency rate in 2011, which decreased by 4% from the 2010 rate. Our total site injury severity rate increased in 2011 as compared to 2010, but the current rate is 44% lower than 2008, and we remain on track to exceed our goal of achieving a 35% reduction from 2008 by the end of 2012. During 2011, we worked to implement a new initiative aimed at preventing serious workplace injuries and fatalities.
2. *Improve the environmental commitment and performance across PotashCorp operations to positively impact the climate, our use of natural resources, and our environmental stewardship.*	■	In 2011, our goal of reducing total environmental incidents by 10% from the 2010 level was achieved. Incidents, as measured by the number of reportable releases, permit excursions and spills, decreased by 30% from 2010. Data collection on waste and water use continued through 2011, and we met our goal of maintaining or reducing water usage year-over-year. We also implemented quarterly reviews of environmental matters with senior management for each of the potash, phosphate and nitrogen operations.

Executive Compensation

A table of contents for this "Executive Compensation" section is set forth below:

Summary Compensation Table[1]

The following table sets forth, for our 2011, 2010 and 2009 fiscal years, all compensation earned by the individuals who served as our Chief Executive Officer and our Chief Financial Officer, and by each of our other three most highly compensated executive officers as of the end of calendar year 2011, for services rendered to us and our subsidiaries (the "Named Executive Officers" or "NEOs").

Our Named Executive Officers may change from year to year due to fluctuations in our executive officers' annual compensation as calculated in accordance with SEC regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
William J. Doyle	2011	1,182,000	—	—	3,823,456	1,240,000	1,056,559	154,703	7,456,718
President and Chief	2010	1,136,000	—	—	3,604,336	2,000,000	4,340,420	228,304	11,309,060
Executive Officer	2009	1,092,000	—	1,693,628	4,932,350	—	1,744,700	217,712	9,680,390
Wayne R. Brownlee	2011	544,000	—	—	1,017,595	600,000	2,232,860	45,549	4,440,004
Executive Vice	2010	514,176	—	—	959,826	800,000	1,826,248	36,925	4,137,175
President, Treasurer and Chief Financial Officer	2009	494,400	—	492,924	1,279,394	—	627,363	43,856	2,937,937
G. David Delaney	2011	506,588	—	—	1,019,746	465,000	756,147	23,385	2,770,866
Executive Vice	2010	450,440	—	65,184	479,300	600,000	221,115	27,664	1,843,703
President and Chief Operating Officer	2009	409,500	—	362,954	664,795	—	391,750	21,241	1,850,240
Joseph A. Podwika	2011	396,396	—	—	494,494	362,000	475,146	35,883	1,763,919
Senior Vice President,	2010	377,520	—	—	479,300	450,000	139,996	14,539	1,461,355
General Counsel and Secretary	2009	363,000	—	321,710	664,795	—	141,878	19,622	1,511,005
Stephen F. Dowdle	2011	384,480	—	—	494,494	353,000	846,447	36,154	2,114,675
President, PCS Sales	2010	330,000	—	70,493	220,478	400,000	212,181	41,059	1,274,211
	2009	300,000	—	199,414	295,941	—	318,111	51,042	1,164,508

(1) Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) Reports the grant date fair value, as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation — Stock Compensation", or FASB ASC Topic 718, of performance share units granted pursuant to our 2009 MTIP in effect for the three-year performance period January 1, 2009 to December 31, 2011. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Medium-Term Incentive Plan" beginning on page 41 for actual payouts under the 2009 MTIP and further discussion. For the FASB ASC Topic 718 calculations, the value of the performance share units was estimated using a Monte Carlo valuation model with the following assumptions:

Year	Risk-Free Interest Rate	Dividend Yield	Correlation Between our Common Share Price and DAX Ag	Volatility of Our Common Share Price	Volatility of the DAX Ag
2009	0.95%	0.46%	0.836	58.9%	34.7%
2010	0.33%	0.46%	0.860	64.3%	37.9%

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of options granted pursuant to the 2011 POP, 2010 POP, and the 2009 POP, respectively. The amounts reported assume that all option grants vest at 100%. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 42. For a discussion of the assumptions made in the valuation of the awards, see Note 23 to our consolidated financial statements for the fiscal year ended December 31, 2011, Notes 24 and 31 to our consolidated financial statements for the fiscal year ended December 31, 2010 and Notes 25 and 31 to our consolidated financial statements for the fiscal year ended December 31, 2009.

(4) Reports amounts awarded pursuant to our STIP for 2011, 2010 and 2009 performance, which amounts were paid in 2012, 2011 and 2010, respectively. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Short-Term Incentive Plan" beginning on page 40.

(5) Reports the aggregate annual change in the actuarial present value of each Named Executive Officer's accumulated benefit under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan, as set forth in the below table.

		William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Joseph A. Podwika ($)	Stephen F. Dowdle ($)
Canadian Supplemental Plan	2011	1,429,867	2,232,860	—	—	—
	2010	4,340,420	1,826,248	—	—	—
	2009	1,744,700	627,363	—	—	—
U.S. Pension Plan	2011	—	—	290,615	155,354	197,442
	2010	—	—	110,466	64,567	86,701
	2009	—	—	172,926	42,362	74,446
U.S. Supplemental Plan	2011	—	—	465,532	319,792	649,005
	2010	—	—	110,649	75,429	125,480
	2009	—	—	218,824	99,516	243,665
Total	2011	1,056,559	2,232,860	756,147	475,146	846,447
	2010	4,340,420	1,826,248	221,115	139,996	212,181
	2009	1,744,700	627,363	391,750	141,878	318,111

(6) The following table sets forth the amounts attributable to each of the compensation items included in "All Other Compensation" for each Named Executive Officer.

		William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Joseph A. Podwika ($)	Stephen F. Dowdle ($)
Company Contributions to Canadian Pension Plan	2011	11,487	11,642	—	—	—
	2010	10,704	10,802	—	—	—
	2009	8,937	8,556	—	—	—
Company Contributions to Savings Plan or 401(k) Plans	2011	69,540	31,745	20,863	18,676	17,250
	2010	50,460	22,841	13,493[a]	12,795[b]	11,850
	2009	65,520	29,664	19,343[a]	16,800[b]	16,050
Life Insurance Premiums Paid for the Benefit of NEO	2011	—	—	2,522	1,816	5,371
	2010	7,823	3,282	2,294	1,744	5,422
	2009	8,454	2,842	1,898	1,542	4,558
Medical Insurance Premiums Paid on Behalf of NEO	2011	15,208	—	—	—	—
	2010	15,361	—	—	—	—
	2009	17,296	—	—	—	—
Long-Term Disability Insurance Premiums Paid on Behalf of NEO	2011	34,000	—	—	—	—
	2010	34,000	—	—	—	—
	2009	34,000	—	—	—	—
Tax Gross-ups for Taxable Benefits	2011	8,503	2,162	—	—	—
	2010	13,509	—	—	—	—
	2009	19,547	2,794	—	1,280	—
Perquisites[c]	2011	15,965	—	—	15,392	13,533
	2010	96,947	—	11,877	—	23,787
	2009	105,254	—	—	—	30,434
Total	2011	154,703	45,549	23,385	35,884	36,154
	2010	228,304	36,925	27,664	14,539	41,059
	2009	259,008	43,856	21,241	19,622	51,042

(a) For 2010, includes $11,025 in contributions to the 401(k) Plans on behalf of Mr. Delaney and $2,468 that exceeds the 401(k) Plans statutory limits and is therefore immediately taxable and paid to Mr. Delaney in cash. For 2009, includes $14,250 in contributions to the 401(k) Plans on behalf of Mr. Delaney and $5,093 that exceeds the 401(k) Plans statutory limits and is therefore immediately taxable and paid to Mr. Delaney in cash.

(b) For 2010, includes $11,025 in contributions to the 401(k) Plans on behalf of Mr. Podwika and $1,770 that exceeds the 401(k) Plans statutory limits and is therefore immediately taxable and paid to Mr. Podwika in cash. For 2009, includes $14,250 in contributions to the 401(k) Plans on behalf of Mr. Podwika and $2,550 that exceeds the 401(k) Plans statutory limits and is therefore immediately taxable and paid to Mr. Podwika in cash.

(c) Perquisites include, for Mr. Doyle, country club memberships, tax planning services, spousal/family travel benefits (while accompanying the executive on company business) for Mr. Delaney and Mr. Dowdle, country club memberships, spousal travel benefits (while accompanying the executive on company business and parking; and for Mr. Podwika, parking). We revised our perquisites program to no longer provide country club memberships for executives beginning in 2011. The aggregate incremental cost of the tax planning services paid for the benefit of Mr. Doyle was $47,899 in 2010 and $52,063 in 2009. The aggregate incremental cost of spousal/family travel benefits paid for the benefit of Mr. Doyle was $8,149 in 2011, $20,691 in 2010 and $27,585 in 2009.

Salary and Bonus

As reported in the Summary Compensation Table beginning on page 53, the percentage of our Named Executive Officers' total 2009, 2010 and 2011 compensation that is comprised of salary and bonus is between 5% and 25% and is generally consistent with the total compensation paid to our Named Executive Officers as discussed in the CD&A beginning on page 37.

Stock Awards

Unless otherwise noted, amounts reported in the "Stock Awards" column of the Summary Compensation Table on page 53 reflect performance share units granted for the 2009 MTIP. These performance share units vested and were settled in cash on December 31, 2011, the end of the 2009 MTIP three-year performance cycle (December 31, 2011) in relation to a vesting schedule whereby one-half of the units vest in accordance with corporate TSR and one-half of the units vest in accordance with corporate TSR relative to the DAX Ag TSR.

We use the following vesting schedules to determine how many units each Named Executive Officer was entitled to receive at the end of the performance period ending December 31, 2011.

TSR Vesting Schedule	
TSR	Vesting Percentage
5% or less	0%
25%	50%
50%	100%
60%	125%
75% or more	150%

Relative TSR Vesting Schedule	
TSR as % of DAX Ag TSR	Vesting Percentage
Less than 100%	0%
100%	50%
130%	100%
145% or more	150%

For results falling between the reference points in the charts above, the level of vesting was mathematically interpolated between the reference points. The value at payout was based on the number of vested units multiplied by the trailing 30-day average common Share price. For a discussion of our actual results for the 2009 MTIP performance period and the percentage of performance units that were vested. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Medium-Term Incentive Plan" on page 41.

Option Awards

For a description of the applicable formulas in determining the amounts payable under our POP, see "Grants of Plan-Based Awards — Option Awards" on page 57.

Non-Equity Incentive Plan Compensation

Amounts reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 53 reflect the amounts paid pursuant to our STIP for the 2009, 2010 and 2011 performance periods. The amount of each Named Executive Officer's award is generally equal to the officer's award percentage, as determined by our adjusted annual cash flow return compared to a target cash flow return, multiplied by the officer's annual salary. Individual awards, however, may be adjusted (± 30%) to recognize individual performance, provided the total of adjusted awards approximates the total awards at mid-point. Each officer's award percentage is calculated according to the below schedule, which has been abbreviated from the full schedule included in our STIP. In the below schedule, ACFR, or adjusted cash flow return ratio, represents our actual annual cash flow return, as defined in the STIP, divided by the target cash flow return, as determined by the annual corporate budget approved by our Board.

As per the terms of the STIP, we generally make no payments if our cash flow return is less than 50% of the target set by the Board for that year.

Officers	Award Percentage When ACFR is Less Than 1	Award Percentage When ACFR is Equal to or Greater Than 1	Maximum Award Percentage (ACFR Greater Than 1.5)
Tier 1: President and CEO	100% multiplied by ACFR	(200% multiplied by ACFR) minus 100%	200%
Tier 2: Executive Level 7 (Executive VP and COO, Executive VP, Treasurer and CFO)	70% multiplied by ACFR	(140% multiplied by ACFR) minus 70%	140%
Tier 3: Executive Level 6 (Senior VP, General Counsel & Secretary, Subsidiary Presidents)	55% multiplied by ACFR	(110% multiplied by ACFR) minus 55%	110%

Actual cash flow return is calculated by measuring operating income (net income before deducting taxes and interest), removing the effects of extraordinary gains or losses, incentive award accruals, non-cash items such as depreciation and cash taxes and then dividing by the asset base. For further details on awards under our STIP, see "Compensation Discussion and Analysis — Incentive Plan Compensation — Short-Term Incentive Plan" beginning on page 40. In addition, our STIP was filed as Exhibit 10(m) to our annual report on Form 10-K for the year ended December 31, 2011.

Total Compensation

The following table sets forth the total compensation awarded to our Chief Executive Officer, individually, and our Named Executive Officers, collectively, in each case as a percentage of our net income in 2011, 2010 and 2009. Total compensation reflects the Named Executive Officers' total compensation as disclosed in the "Total" column of the Summary Compensation Table on page 53. Net income is calculated in accordance with IFRS for the year ended December 31, 2010 and 2011. As we adopted IFRS with effect from January 1, 2010, net income for the year ended December 31, 2009 is presented on a Canadian GAAP basis. Accordingly, net

income for 2011 and 2010 may not be comparable to net income for 2009. For additional information about net income, see our consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009.

	Net Income	Total Compensation of Chief Executive Officer	% of Net Income	Aggregate Total Compensation of Named Executive Officers	% of Net Income
2011	$3,081 million	$ 7.4 million	0.2%	$13.1 million	0.4%
2010	$1,775 million	$11.3 million	0.6%	$20.7 million	1.2%
2009	$980.7 million	$ 9.7 million	1.0%	$17.7 million	1.8%

Employment Agreements

Except for the change in control agreements described above in "Compensation Discussion and Analysis — Post-Retirement and Termination Compensation" beginning on page 44, we have not entered into individual employment agreements with any of our executive officers. For a discussion of the terms and conditions of executive officers' compensation, see "Compensation Discussion and Analysis" beginning on page 37.

Grants of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2011 to the Named Executive Officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards[2] ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
William J. Doyle STIP POP	5/12/11	591,000	1,182,000	2,364,000	0	161,600	161,600	52.31	3,823,456
Wayne R. Brownlee STIP POP	5/12/11	190,400	380,800	761,600	0	43,100	43,100	Cdn. 50.20	1,017,595
G. David Delaney STIP POP	5/12/11	177,300	354,600	709,200	0	43,100	43,100	52.31	1,019,746
Joseph A. Podwika STIP POP	5/12/11	109,000	218,000	436,000	0	20,900	20,900	52.31	494,494
Stephen F. Dowdle STIP POP	5/12/11	105,750	211,500	423,000	0	20,900	20,900	52.31	494,494

(1) The amounts in the columns under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" set forth the threshold, target and maximum values of the 2011 STIP awards based on respective cash flow returns of 50%, 100% and 150% of target cash flow return for 2011, subject to adjustment (+30%) based on individual performance. The actual amount of each Named Executive Officer's 2011 STIP award is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 53.

(2) Pursuant to the terms of the plan, options under the 2011 POP were granted with an exercise price equal to the closing market price per Share on the NYSE for Mr. Doyle, Mr. Delaney, Mr. Dowdle and Mr. Podwika and on the TSX for Mr. Brownlee, in each case on the trading day prior to the grant date. As is our practice, options under the 2011 POP were granted following shareholder approval of the plan at the 2011 Annual Meeting on May 12, 2011.

Option Awards

Options granted during 2009 and 2010 pursuant to our 2009 POP and 2010 POP, respectively, are represented by certain amounts reported in the "Option Awards" column of the Summary Compensation Table on page 53. Options granted during 2011 pursuant to our 2011 POP are represented by certain amounts reported in the "Option Awards" column of the Summary Compensation Table on page 53 and in the "Estimated Future Payouts Under Equity Incentive Plan Awards" and "Grant Date Fair Value of Stock and Option Awards" columns of the Grants of Plan-Based Awards Table on page 56. On May 7, 2009, Mr. Doyle received a grant of 345,000 performance options, Mr. Brownlee received a grant of 93,000 performance options, Mr. Delaney and Mr. Podwika each received a grant of 46,500 performance options and Mr. Dowdle received a grant of 20,700. On May 6, 2010, Mr. Doyle received a grant of 225,600 performance options, Mr. Brownlee received a grant of 60,300 performance options, Mr. Delaney and Mr. Podwika each received a grant of 30,000 performance options and Mr. Dowdle received a grant of 13,800. On May 12, 2011, Mr. Doyle received a grant of 161,600 performance options, Mr. Brownlee and Mr. Delaney received a grant of 43,100 performance options, and Mr. Dowdle and Mr. Podwika each received a grant of 20,900 performance options. The options have 10-year terms and vest based on performance incentives over the three-year performance periods ending December 31, 2011, December 31, 2012 and December 31, 2013.

In accordance with the POP, the performance incentives that will be used to determine vesting of the performance options are CFROI and WACC.

CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest), removing nonrecurring or unusual items, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative

instrument assets, cash and cash equivalents and certain current liabilities. WACC is calculated by measuring the product of the market yield cost of net debt and the market value of net debt divided by the market value of net debt and equity, and adding the product of the cost of equity and the market value of equity divided by the market value of net debt and equity, in each case subject to certain adjustments. For further details on awards under the POP, see our 2011 POP filed as Exhibit 10(a) to our current report on Form 8-K filed on May 13, 2011, our 2010 POP filed as Exhibit 10.1 to our current report on Form 8-K filed on May 7, 2010 and our 2009 POP filed as Exhibit 10(mm) to our quarterly report on Form 10-Q for the period ended March 31, 2009.

We use the following vesting schedule to determine how many options each Named Executive Officer receives at the end of the performance periods ending December 31, 2012 and December 31, 2013.

Vesting Schedule	
3 Year Average of CFROI Minus WACC	Vesting Percentage
Less than 0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

For results falling between the reference points in the chart above, the level of vesting is mathematically interpolated between the reference points. The amount, if any, realized upon the exercise of performance options will depend on the market price of our Shares relative to the exercise price per Share of the performance option at the time of exercise. For a discussion of our actual results for the performance period ended December 31, 2011 and the number of performance options that were vested, see "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 42.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information relating to exercisable and unexercisable stock options and unvested stock awards as of December 31, 2011 for the Named Executive Officers.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[2]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
William J. Doyle	1,260,000			$3.67	11/20/2012		
	1,012,608			$4.39	11/20/2013		
	2,025,000	—		$9.80	5/5/2015		
	1,350,000			$11.22	5/4/2016		
	1,008,000			$20.91	5/3/2017		
	263,250[3]			$66.26	5/8/2018		
	345,000			$32.01	5/7/2019		
			225,600	$34.05	5/6/2020		
			161,600	$52.31	5/12/2021		
Wayne R. Brownlee	540,000			Cdn$5.81	11/20/2012		
	433,980			Cdn$5.72	11/20/2013		
	585,000	—		Cdn$12.21	5/5/2015		
	450,000			Cdn$12.42	5/4/2016		
	270,000			Cdn$23.16	5/3/2017		
	70,950[3]			Cdn$66.57	5/8/2018		
	93,000			Cdn$37.32	5/7/2019		
			60,300	Cdn$35.00	5/6/2020		
			43,100	Cdn$50.20	5/12/2021		
G. David Delaney	105,000			$9.80	5/5/2015		
	216,000			$11.22	5/4/2016		
	140,400	—		$20.91	5/3/2017		
	35,250[3]			$66.26	5/8/2018		
	46,500			$32.01	5/7/2019		
			30,000	$34.05	5/6/2020		
			43,100	$52.31	5/12/2021		
Joseph A. Podwika	48,000			$9.80	5/5/2015		
	94,500			$11.22	5/4/2016		
	60,300	—		$20.91	5/3/2017		
	35,250[3]			$66.26	5/8/2018		
	46,500			$32.01	5/7/2019		
			30,000	$34.05	5/6/2020		
			20,900	$52.31	5/12/2021		
Stephen F. Dowdle	140,000[4]			$3.67	11/20/2012		
	130,140[5]			$4.39	11/20/2013		
	108,000			$9.80	5/5/2015		
	94,500			$11.22	5/4/2016		
	60,300			$20.91	5/3/2017		
	16,500[3]			$66.26	5/8/2018		
	20,700			$32.01	5/7/2019		
			13,800	$34.05	5/6/2020		
			20,900	$52.31	5/12/2021		

(1) As of December 31, 2011, the aggregate before tax value of unexercised options that are currently exercisable held by each Named Executive Officer was as follows: Mr. Doyle, $203,028,684; Mr. Brownlee, $67,677,153; Mr. Delaney, $11,777,763; Mr. Dowdle, $17,122,915; and Mr. Podwika, $4,699,476. The aggregate value of unexercised options held by Mr. Brownlee was converted to U.S. dollars using the average Canadian exchange rate of 0.9891 for fiscal year 2011.

(2) The outstanding equity incentive plan awards reported in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column represent unearned options pursuant to our 2010 POP and 2011 POP. Options granted pursuant to the 2010 POP vest at the end of the performance period ending December 31, 2012, and options granted pursuant to the 2011 POP vest at the end of the performance period ending December 31, 2013. The reported number of Shares underlying the options is based on achievement of the plans' maximum performance levels.

(3) Reports options granted under the 2009 POP that vested at the end of the performance period ending December 31, 2011. The before tax value of such vested options held by each Named Executive Officer, as of December 31, 2011, was $0 for each Named Executive Officer. The aggregate value of vested options held by Mr. Brownlee was converted to U.S. dollars using the average Canadian exchange rate of 0.9891 for fiscal year 2011.

(4) Includes 123,183 options held in the Stephen Dowdle 2009 Trust #2.

(5) Includes 114,066 options held in the Stephen Dowdle 2009 Trust #3.

Outstanding Stock Options

The number of Shares underlying stock options in the discussion below have been adjusted to give effect to the 2011 Stock Split. As of February 21, 2012, options to acquire 1,135,100 Shares were issued and outstanding under the 2011 POP. In addition, options to acquire 1,307,700 Shares were issued and outstanding under the 2010 POP, and options to acquire 1,872,900 Shares, which vest on March 2, 2012, were issued and outstanding under the 2009 POP. Options to acquire 1,875,450 Shares, 1,384,200 Shares, 4,167,776 Shares, 5,421,400 Shares, and 5,539,810 Shares, that have vested, are issued and outstanding under the 2008 POP, the 2007 POP, the 2006 POP and the 2005 POP, respectively. As of February 21, 2012, options to acquire 6,736,638 Shares were issued and outstanding under the Stock Option Plan — Officers and Employees adopted in 1998 (the "1998 Stock Option Plan"). All options granted under the 1998 Stock Option Plan are exercisable. Pursuant to a resolution of the Board on November 16, 2006, no additional options may be granted under the 1998 Stock Option Plan.

See "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 42 for a description of our 2011 POP under which we granted stock options to officers and employees in 2011.

Option Exercises and Stock Vested

The following table provides information relating to amounts received upon the exercise of stock options by the Named Executive Officers during 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized Upon Vesting ($)
William J. Doyle	1,134,504	55,328,096	79,457	$3,296,670
Wayne R. Brownlee	540,000	22,624,908	23,126	959,497
G. David Delaney	45,000	2,290,209	19,625	814,241
Joseph A. Podwika	65,280	3,350,402	15,093	626,208
Stephen F. Dowdle	10,000	537,847	12,164	504,684

(1) The number of Shares retained by each Named Executive Officer following exercise of the options is as follows: Mr. Doyle, 214,048 and Mr. Brownlee, 422,000.

(2) Reports the number of performance units granted under the 2009 MTIP that vested based on performance incentives over the three year performance period ended December 31, 2011. The performance units will be settled in cash at a value of $41.49 per unit, which is the average price of our common stock over the last 30 days of the performance period.

Pension Benefits

The following table provides information relating to the present value of the Named Executive Officers' accumulated benefit under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
William J. Doyle	Canadian Supplemental Plan	24.67	22,332,595	—
Wayne R. Brownlee	Canadian Supplemental Plan	34.67[2]	9,883,302	—
G. David Delaney	U.S. Pension Plan	28.67	784,749	—
	U.S. Supplemental Plan	14.83[3]	975,393	—
Joseph A. Podwika	U.S. Pension Plan	14.67	389,212	—
	U.S. Supplemental Plan	14.67	553,074	—
Stephen F. Dowdle	U.S. Pension Plan	12.42	570,129	—
	U.S. Supplemental Plan	22.50[4]	1,449,889	—

(1) The present value of accumulated benefit assumes retirement at the earliest age that does not require a reduction in benefits. For the Canadian Supplemental Plan, such age is 62. For the U.S. Pension Plan and U.S. Supplemental Plan, such age is 65 or age 62 with 20 years of service.

(2) Mr. Brownlee's years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of our company in 1989 and 23.1 years of service, from December 1988 to the present, with our company and our predecessors.

(3) The difference in Mr. Delaney's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relate to the plans' differing treatment of Mr. Delaney's years of credited service under the Nitrogen Pension Plan, a predecessor to the U.S. Pension Plan.

(4) The difference in Mr. Dowdle's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relate to 10.08 years of credited service with Canpotex in accordance with the terms of Mr. Dowdle's Supplemental Retirement Agreement.

The present values of the accumulated benefits reported in the above table are generally calculated in accordance with the assumptions used for financial reporting purposes. See Note 13 to our consolidated financial statements for the fiscal year ended December 31, 2011. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS. The assumptions for Mr. Doyle and Mr. Brownlee differ from the assumptions disclosed in Note 13 to our consolidated financial statements for the fiscal year ended December 31, 2011. The key assumptions used in calculating the present value of accumulated benefits for Mr. Doyle and Mr. Brownlee are as follows:

Interest Rate	4.50% per annum
Retirement Age	Age 62
Mortality Rates	1994 Unisex Pensioner Mortality Table

The below table sets forth our accrued obligation at the beginning and end of the fiscal year ended December 31, 2011 for each of the Named Executive Officer's benefits under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan and the accumulated value at the beginning and end of the fiscal year ended December 31, 2011 for each of the Named Executive Officer's benefits under the Savings Plan and the 401(k) Plans.

Name	Plan Name	Accrued Obligation/ Accumulated Value at Start of Year ($)	Compensatory Changes ($)	Non-Compensatory Changes ($)	Accrued Obligation/ Accumulated Value at End of Year ($)
William J. Doyle	Canadian Pension Plan	226,382	11,547	(24,364)	213,566
	Canadian Supplemental Plan	20,902,728	1,294,544	125,323	22,332,595
	Savings Plan[1]	1,633,848	69,061	(174,714)	1,528,194
Wayne R. Brownlee	Canadian Pension Plan	764,038	11,547	(59,996)	715,589
	Canadian Supplemental Plan	7,485,234	2,128,430	269,638	9,883,302
	Savings Plan	381,968	31,526	(56,161)	357,333
G. David Delaney	U.S. Pension Plan	494,134	45,957	244,658	784,749
	U.S. Supplemental Plan	509,861	201,347	264,185	975,393
	401(k) Plans	2,371,223	14,700	(456,576)	1,929,347
Joseph A. Podwika	U.S. Pension Plan	233,858	34,578	120,776	389,212
	U.S. Supplemental Plan	233,282	193,865	125,927	553,074
	401(k) Plans	522,759	14,700	(84,434)	453,025
Stephen F. Dowdle	U.S. Pension Plan	372,687	56,929	140,513	570,129
	U.S. Supplemental Plan	800,884	330,063	318,942	1,449,889
	401(k) Plans	1,420,500	14,700	(271,830)	1,163,370

(1)   Includes the value of Mr. Doyle's 401(k) Plans account, which is attributable to his prior service as President of PCS Sales.

Pension Plans

In Canada, eligible employees, including senior executives, participate in the Canadian Pension Plan and the Canadian Supplemental Plan. In the United States, eligible employees, including senior executives, participate in the U.S. Pension Plan and the U.S. Supplemental Plan. The Canadian Pension Plan is a defined contribution plan that includes individual and company contributions. Each of the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan is a defined benefit plan with benefits calculated based on the participant's service and the plan's benefit formula. In addition, certain U.S. employees participate in the 401(k) Plans and certain Canadian employees

participate in the Savings Plan. We make contributions to the 401(k) Plans and the Savings Plan for the benefit of participants in accordance with the terms of such plans.

We maintain the Canadian Pension Plan, which generally requires all participating employees to contribute 5.5% of their earnings (or such lesser amount as is deductible for Canadian income tax purposes) to the Canadian Pension Plan and our company to contribute an equal amount. When an individual retires, the full amount in the individual's account is used to produce the pension.

We maintain the Canadian Supplemental Plan, which provides a supplementary pension benefit for certain of our officers and managers. Under the basic terms of the Canadian Supplemental

Plan, a pension benefit is provided in an amount equal to 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by the participant's years of pensionable service (to a maximum of 35 years), minus any annual retirement benefit payable due to employer contributions under the Canadian Pension Plan. For the purposes of the Canadian Supplemental Plan, earnings are defined as the participant's annual base pay plus 100% of all bonuses payable for such year pursuant to the STIP (subject to a maximum of 100% of base salary for such year).

The normal retirement age pursuant to the Canadian Supplemental Plan is 65, with a reduction in benefits for early retirement prior to age 62. No benefits pursuant to the Canadian Supplemental Plan are payable if termination occurs prior to age 55. Benefits payable to certain employees who have reached the minimum age (55) for retirement pursuant to the Canadian Supplemental Plan may be secured by letters of credit provided by us or may be otherwise secured by us, if appropriate. Depending on the employee's election, benefits are generally paid in the form of a single lump sum payment equal to the actuarial present value of the annual benefits or, in certain circumstances, an annuity for life.

For a designated group of senior officers, including Mr. Doyle and Mr. Brownlee, the benefit payable under the Canadian Supplemental Plan is an amount equal to (1) 5% of the average of the senior officer's three highest consecutive years' earnings multiplied by the senior officer's years of pensionable service (to a maximum of 10 years), plus (2) 1.5% of the average of the senior officer's three highest consecutive years of earnings multiplied by the senior officer's years of pensionable service in excess of 25 years to a maximum of 10 additional years, minus (3) any annual employer-provided retirement benefit payable under the Canadian Pension Plan and certain other tax qualified plans.

Prior to January 1, 1999, PCS Phosphate Company Inc. and PCS Nitrogen, Inc. maintained separate defined benefit pension plans (the "Phosphate Pension Plan" and the "Nitrogen Pension Plan") for their respective eligible U.S. employees, including Mr. Delaney and Mr. Podwika, in the case of PCS Nitrogen. Effective January 1, 1999, we consolidated our pension plans for U.S. employees and the Nitrogen Pension Plan was merged with and into the Phosphate Pension Plan to form the U.S. Pension Plan.

Under the U.S. Pension Plan, participants age 65 with 5 years of service (or age 62 or older with at least 20 years of service) receive a retirement benefit of 1.5% of the participant's final average compensation (as defined below) multiplied by the participant's years of service accrued after December 31, 1998 (maximum 35 years) in the form of a life annuity. Participants with service accrued prior to January 1, 1999 under previous plans, including Mr. Delaney and Mr. Podwika, will have a portion of their retirement benefit calculated under the formulas for such plans. Employees not meeting the minimum age or years of service requirement at termination will receive a reduced benefit.

Pursuant to the U.S. Pension Plan, final average compensation is defined as compensation for the highest paid 60 consecutive months of service out of the last 120 months of service. Compensation is defined as a participant's base pay plus the annually paid bonus under our STIP (subject to a maximum of 100% of base salary for such year). The retirement benefits from the U.S. Pension Plan for Mr. Delaney, Mr. Podwika and Mr. Dowdle are subject to certain limitations on the amount of retirement benefits that may be provided under U.S. tax qualified pension plans. The U.S. Supplemental Plan is intended to provide a participant with the same aggregate benefits that such participant would have received had there been no legal limitations on the benefits provided by the U.S. Pension Plan. No benefits pursuant to the U.S. Supplemental Plan are payable if termination occurs prior to age 55.

With respect to services provided prior to July 1, 2009, for the purpose of calculating a participant's benefit under the Canadian Supplemental Plan, the U.S. Supplemental Plan and the individual agreements, the inclusion of awards paid pursuant to our STIP is not subject to a limit of 100% of base salary for the relevant calendar year. In addition, with respect to services provided prior to July 1, 2009, a participant's benefit under the Canadian Supplemental Plan and the individual agreements is calculated using such participant's three highest years' earnings rather than such participant's three highest consecutive years' earnings. Further, for service prior to January 1, 2011, a participant's benefit under the Canadian Supplemental Plan is calculated using a 2% accrual formula rather than the 1.5% formula. The employer provided account balance and the pre-January 1, 2011 employee account balance (plus investment earnings) from the PCS Inc. Pension Plan offset this Canadian Supplemental Plan formula.

Estimated Termination Payments and Benefits

The following table sets forth estimates of the amounts payable to each of our Named Executive Officers upon the specified termination events, assuming that each such event took place on the last business day of fiscal year 2011. The table does not include (1) benefits under plans that are generally available to salaried employees and that do not discriminate in favor of executive officers, including the Canadian Pension Plan, the U.S. Pension Plan, the Savings Plan and the 401(k) Plans or (2) the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth in "Outstanding Equity Awards at Fiscal Year-End" beginning on page 58. In addition to the benefits described and quantified in the table below, upon certain termination events, each Named Executive Officer would have been entitled to receive immediate vesting and payout or a pro rata portion of the performance period's 2009 MTIP award. The performance period for the 2009 MTIP ended on December 31, 2011. Accordingly, this termination benefit would not have resulted in incremental value if the Named Executive Officer had been terminated on the last business day of fiscal year 2011. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our severance policy and our change in control agreements, see "Compensation Discussion and Analysis — Elements of Executive Compensation: Overview" beginning on page 38.

	William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Joseph A. Podwika ($)	Stephen F. Dowdle ($)
Involuntary Termination/Termination Without Cause	2,896,683	913,607	506,588	223,547	332,627
Salary/Severance	1,123,006	544,000	506,588	223,547	332,627
Supplemental Plan[(1)(2)]	1,748,016	369,607	—	—	—
Executive Health & Welfare Benefits	25,661	—	—	—	—
Termination Following Change in Control	15,548,539	6,123,499	1,154,488	871,447	624,267
Salary/Severance	6,786,000	3,032,000	506,588	223,547	332,627
Stock Options (Accelerated)[(3)]	4,828,840	889,161	647,900	647,900	291,640
Supplemental Plan[(1)(2)]	3,859,279	2,202,338	—	—	—
Executive Health & Welfare Benefits	74,420	—	—	—	—
Retirement	6,576,856	1,258,768	—	—	291,640
Stock Options (36 Month Continued Vesting)[(3)]	4,828,840	889,161	—	—	291,640
Supplemental Plan[(1)(2)]	1,748,016	369,607	—	—	—

(1) Supplemental Plan refers to the Canadian Supplemental Plan for Mr. Doyle and Mr. Brownlee and to the U.S. Supplemental Plan for Mr. Delaney, Mr. Podwika and Mr. Dowdle. The Supplemental Plan benefits set forth for each Named Executive Officer reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the "Pension Benefits" table on page 59.

(2) As of December 31, 2011, Mr. Delaney was age 50 and ineligible to receive benefits under the U.S. Supplemental Plan. No benefits are payable if the participant is not at least age 55 at termination.

(3) The aggregate value of Mr. Brownlee's stock options was converted to U.S. dollars using the December 31, 2011 Canadian exchange rate of 1.0170.

Payments Made Upon Involuntary Termination or Termination Without Cause

As quantified in the table above, upon involuntary termination or termination without cause, a Named Executive Officer is generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of fifty-two weeks), (2) immediate vesting and payout of a pro rata portion of the current performance period's MTIP award, (3) benefits under the Canadian or U.S. Supplemental Plan**,** as reduced in accordance with the plan's early retirement provisions and (4) with respect to Mr. Doyle, executive health and welfare benefits during the severance period.

Payments Made Upon Termination Following a Change in Control

As described in "Compensation Discussion and Analysis — Post-Retirement and Termination Compensation", we have entered into change in control agreements with Mr. Doyle and Mr. Brownlee. As quantified in the table above, upon a termination within two years of a change in control, these Named Executive Officers are entitled to receive (1) severance in an aggregate amount equal to three times the executive's current base salary and average bonus for the last three years, (2) immediate vesting and payout of the pro rata portion of the current performance period's MTIP award, (3) benefits under the Canadian Supplemental Plan, as supplemented by three additional years of service and as reduced in accordance with the plan's early retirement provisions and (4) with respect to Mr. Doyle, executive health and welfare benefits for a period of three years. With respect to Mr. Doyle, the foregoing amounts would be cut back to the so-called "280G safe-harbor amount" unless Mr. Doyle received a net after-tax amount of all of the foregoing payments that is greater than the net after-tax amount he would have received following the cut back.

As quantified in the table above, upon termination following a change in control, Named Executive Officers without change in control agreements are generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of fifty-two weeks), (2) immediate vesting and payout of a pro rata portion of the current performance period's MTIP award and (3) benefits under the Canadian or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions.

Outstanding options granted under the 2009 POP, 2010 POP and 2011 POP become exercisable if a Named Executive Officer is terminated without Cause (as defined in each such POP) or resigns for Good Reason (as defined in each such POP) during the two years following a change in control.

Payments Made Upon Death or Disability

As quantified in the table above, upon death or disability, a Named Executive Officer is generally entitled to receive a pro rata portion of the current performance period's MTIP award.

Generally, death or disability does not result in incremental value under the Canadian Supplemental Plan or the U.S. Supplemental Plan. If a Named Executive Officer becomes disabled, the individual may (1) go on long term disability, which would result in the continued accrual of Supplemental Plan benefits or (2) retire immediately, which would result in the same benefits as retirement. Canadian Supplemental Plan death benefits are generally payable at

60% of the amount of benefits if the participant had retired on the date of death. U.S. Supplemental Plan benefits are generally payable at the greater of (1) 50% of the amount of benefits if the participant had retired on the date of death, payable for the remainder of the spouse's lifetime and (2) 100% of the amount of benefits if the participant had retired on the date of death, payable for a period of ten years.

Payments Made Upon Retirement

As quantified in the preceding table, upon retirement, a Named Executive Officer is generally entitled to receive (1) immediate vesting and payout of a pro rata portion of the current performance period's MTIP award, (2) the right to exercise any vested performance options, including such options that may vest after retirement, for a period of three years and (3) benefits under the Canadian or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions.

The following table sets forth the estimated annual or aggregate amounts that each Named Executive Officer would have received upon retirement at December 31, 2011 and would receive upon retirement at age 65 pursuant to the retirement plans in which each Named Executive Officer participates. The age 65 amounts in the below table assume annual salary increases of 3% and flat short-term incentive award targets (as a percentage of salary) for each of the Named Executive Officers and use the same interest rates as disclosed under "Pension Benefits" beginning on page 59. Voluntary contributions by each of the Named Executive Officers to the retirement plans have been excluded from the calculation of the amounts set forth below.

		William J. Doyle ($)		Wayne R. Brownlee ($)		G. David Delaney ($)		Joseph A. Podwika ($)		Stephen F. Dowdle ($)	
		Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65
Canadian/ U.S. Pension Plan	Annual	1,542,882	1,611,163	637,963	772,612	96,384	550,830	51,718	383,629	115,230	230,626
	Aggregate	24,922,380	23,759,622	10,980,863	11,393,610	649,836	6,996,640	322,299	4,872,850	1,598,940	2,929,413
Savings/ 401(k) Plans	Annual	56,895	77,571	21,113	44,948	178,560	188,520	35,046	56,707	37,866	50,269
	Aggregate	919,040	1,143,923	363,407	662,847	1,203,881	2,394,580	218,399	720,289	525,427	638,523
Total	Annual	1,599,777	1,688,734	659,076	817,560	274,944	739,350	86,764	440,336	153,096	280,895
	Aggregate	25,841,420	24,903,545	11,344,070	12,056,457	3,044,416	7,215,039	540,698	5,593,139	2,124,367	3,567,936

Performance Graphs

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a $100 investment in the Shares at December 31, 2006 to the return on the Standard & Poor's 500 Index®, the DAX Ag and a self-selected peer group.



CUMULATIVE TOTAL RETURN*
Based on reinvestment of $100 beginning December 31, 2006

SOURCE: RESEARCH DATA GROUP, INC.

— Potash Corporation of Saskatchewan Inc. – NYSE Listing
—✕— Self-Selected Peer Group
—△— DAX Global Agribusiness Index
– – S&P 500

	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
PotashCorp-NYSE Listing	$100	$302	$154	$230	$329	$264
Self-Selected Peer Group	$100	$312	$138	$245	$332	$236
S&P 500®	$100	$105	$ 66	$ 84	$ 97	$ 99
DAX Global Agribusiness	$100	$191	$101	$146	$176	$158

Self-selected peer group consists of:	Symbol
Agrium Inc.*	AGU
CF Industries, Inc.	CF
Intrepid Potash	IPI
Mosaic Co (formerly IMC Global Inc)	MOS
Terra Industries, Inc.	TRA
Yara International ASA	YAR NO
Israel Chemicals Limited	CHIM IT
Sociedad Quimica Y Minera de Chile S.A.	SQM/B CI
K + S AG	SDF/GR
Arab Potash Company	APOT JR
Uralkali	URKA RU

*   TSX Listing

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a Cdn$100 investment in the Shares at December 31, 2006 to the return on the S&P/TSX Composite Index.



CUMULATIVE TOTAL RETURN
Based on reinvestment of Cdn $100 beginning December 31, 2006

SOURCE: RESEARCH DATA GROUP, INC.

——— Potash Corporation of Saskatchewan Inc.
– – – S&P/TSX Composite Index

	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	
PotashCorp-TSX Listing	$100	$259	$162	$208	$281	$231	
S&P/TSX Composite Index	$100	$110	$ 74	$ 99	$117	$107	



NEO COMPENSATION

Legend:
- STIP - NEO Compensation ($ in millions)
- Equity - NEO Compensation ($ in millions)
- Total NEO Compensation ($ in millions)
- CFROI-WACC (%)

The above chart compares the total annual compensation, which is comprised of fixed compensation, equity compensation and awards under the Short-Term Incentive Plan earned by the Corporation's Named Executive Officers from 2004 through 2011 to PotashCorp's annual CFROI-WACC during the same period. CFROI-WACC is the performance metric used to determine vesting of performance options granted under PotashCorp's Performance Option Plans and is correlated with total shareholder return. While total Named Executive Officer compensation was not directly correlated to CFROI-WACC between 2004 and 2011, the general trend in total Named Executive Officer compensation was consistent with the general trend in CFROI-WACC. In addition, because awards under PotashCorp's incentive plans are capped at certain maximum performance levels, there was a substantial increase in CFROI-WACC between 2006 and 2008 while levels of

total Named Executive Officer compensation during the same period were relatively stable. In 2009, because the Corporation failed to achieve the minimum corporate financial performance required under STIP, no STIP awards were earned by PotashCorp's Named Executive Officers. The increase in total Named Executive Officer compensation between 2004 and 2005 primarily reflects the absence of stock option grants during 2004.

For purposes of the above chart, fixed compensation includes base salary and other compensation, which includes perquisites and personal benefits. Equity compensation includes the grant-date fair value of awards under the 2006 MTIP and 2009 MTIP (grants made in 2006 and 2009) and Performance Option Plans (annual grants).

Adoption of 2012 Performance Option Plan

On February 21, 2012, the Board adopted a new performance option plan (the "2012 Performance Option Plan"), subject to the approval of the 2012 Performance Option Plan by the Corporation's shareholders at the Meeting. If approved, the 2012 Performance Option Plan will be deemed effective as of January 1, 2012 (the "Effective Date") and will permit the grant of options to purchase, in the aggregate, up to 3,000,000 Shares to individual officers and employees of the Corporation and its subsidiaries. Non-employee directors and other non-employee contractors and third party vendors will not be eligible to participate in the 2012 Performance Option Plan.

Options to purchase Shares may be granted under the terms of the 2012 Performance Option Plan only during 2012 and no options will be granted prior to the Meeting. Unless sooner terminated as provided therein, the 2012 Performance Option Plan will terminate one year from the Effective Date, although the terms of the plan will continue to govern options granted thereunder prior to termination.

The 2012 Performance Option Plan will be administered by the Compensation Committee or any other Board Committee designated by the Board. A copy of the 2012 Performance Option Plan is attached as Appendix C. This description of the 2012 Performance Option Plan is qualified, in its entirety, by the terms of the attached plan document.

If approved, the 2012 Performance Option Plan will result in up to 0.35% (as at February 21, 2012) of the outstanding share capital of the Corporation being available for issue pursuant to the exercise of options granted under the 2012 Performance Option Plan. The aggregate number of Shares in respect of which stock options may be granted to any one person pursuant to the 2012 Performance Option Plan and which remain outstanding may not at any time exceed 750,000 Shares, representing 0.08% (as at February 21, 2012) of the outstanding share capital of the Corporation. In addition, under the terms of the 2012 Performance Option Plan, the aggregate number of Shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2012 Performance Option Plan and any other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation.

Under the terms of the 2012 Performance Option Plan, options will generally have a term of ten years, except that if the term expires during a blackout period applicable to a relevant optionee, or within 10 trading days after the expiration of the blackout period applicable to the relevant optionee, the term shall expire on the tenth trading day after the end of such blackout period. For

purposes of the 2012 Performance Option Plan, "blackout period" refers to any period during which the relevant optionee is prohibited by the Corporation's trading policy from trading in the Corporation's securities.

Options will vest at the end of the three-year performance cycle ending December 31, 2014, subject to the Corporation's achievement of the performance criteria described in the 2012 Performance Option Plan. The performance metrics and vesting scale have been designed in accordance with the Corporation's compensation philosophy. See "Compensation — Compensation Discussion and Analysis". In general, options will vest as determined by a schedule that references the Corporation's performance during the performance cycle as measured by reference to cash flow return on investment and weighted average cost of capital. Any options that do not become vested will terminate at the end of the performance cycle.

The number of options granted to each individual optionee will be targeted to deliver total compensation in the upper quartile of the Comparator Group for corporate performance, based on cash flow return on investment and weighted average cost of capital, above the 75th percentile of the DAX Ag. Similarly, for corporate performance at the 50th percentile of the DAX Ag, the number of options granted will be targeted to deliver total compensation at the median of the Comparator Group.

It is anticipated that there will be approximately 270 participants in the 2012 Performance Option Plan. Following shareholder approval of the 2012 Performance Option Plan at the Meeting, a determination will be made as to the number of options to be granted to executive officers and other participants, which options will be granted in accordance with the criteria described below.

The option price for any option granted under the 2012 Performance Option Plan to any optionee shall be fixed by the Board when the option is granted and shall be not less than the fair market value of the Shares at such time which, for optionees resident in the United States and any other optionees designated by the Board, shall be deemed to be the closing price per Share on the New York Stock Exchange on the last trading day immediately preceding the day the stock option is granted and, for all other optionees, shall be deemed to be not less than the closing price per Share on the Toronto Stock Exchange on the last trading day immediately preceding the day the stock option is granted; provided that, in either case, if the Shares did not trade on such exchange on such day, the option price shall be the closing price per Share on such exchange on the last day on which the Shares traded on such exchange prior to the day the stock option is granted.

The 2012 Performance Option Plan requires all options to be subject to provisions to the effect that:

(a) if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates by reason of his or her death, or if an optionee who is a retiree pursuant to paragraph (b) below dies during the 36-month period following retirement, the legal personal representatives of the optionee will be entitled to exercise any unexercised vested options, including such stock options that may vest after the date of death, during the period ending at the end of the twelfth calendar month following the calendar month in which the optionee dies, failing which exercise the stock options will terminate;

(b) subject to the terms of paragraph (a) above, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates by reason of retirement in accordance with the then prevailing retirement policy of the Corporation or subsidiary, the optionee will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month in which the optionee retires, failing which exercise the stock options will terminate;

(c) subject to the treatment of stock options in connection with a change in control (as described below), if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates for any reason other than as provided in paragraphs (a) or (b) above, the optionee will be entitled to exercise any unexercised vested stock options, to the extent vested and exercisable at the date of such event, during the period ending at the end of the calendar month immediately following the calendar month in which the event occurs, failing which exercise the stock options will terminate; and

(d) each stock option is personal to the optionee and is not assignable, except (i) as provided in paragraph (a) above, and (ii) at the election of the Board, a stock option may be assignable to the spouse, children and grandchildren of the original optionee and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the optionee or the spouse, children or grandchildren of the optionee (each, a "Permitted Assignee"). If a stock option is assigned to one or more Permitted Assignees, nothing contained in this paragraph (d) shall prohibit a subsequent assignment of such stock option to one or more other Permitted Assignees or back to the optionee.

Nothing contained in paragraphs (a), (b) or (c) above shall extend the period during which a stock option may be exercised beyond its term, or any earlier date on which it is otherwise terminated in accordance with the provisions of the 2012 Performance Option Plan.

If a stock option is assigned pursuant to paragraph (d)(ii) above, the references in paragraphs (a), (b) and (c) above to the termination of employment or death of an optionee shall not relate to the assignee of a stock option but shall relate to the original optionee. In the event of such assignment, legal personal representatives of the original optionee shall not be entitled to exercise the assigned stock option, but the assignee of the stock option or the legal personal representatives of the assignee may exercise the stock option during the applicable specified period.

The Board may amend or discontinue the 2012 Performance Option Plan at any time, without obtaining approval of the shareholders of the Corporation unless required by the relevant rules of the TSX, provided that no such amendment may increase the aggregate maximum number of Shares that may be subject to stock options granted under the 2012 Performance Option Plan, change the manner of determining the minimum option price, extend the option term under any option beyond ten years (or the date on which the option would otherwise expire under the plan), expand the assignment provisions of the 2012 Performance Option Plan, permit non-employee directors to participate in the 2012 Performance Option Plan or, without the consent of the holder of the option, alter or impair any option previously granted to an optionee under the 2012 Performance Option Plan; and provided further, for greater certainty, that, without the prior approval of the Corporation's shareholders, stock options issued under the 2012 Performance Option Plan shall not be repriced, replaced or regranted through cancellation, or by lowering the option price of a previously granted stock option. In the event of certain transactions affecting the capitalization of the Corporation, including a merger, the Board shall make appropriate adjustments in the number or option price of outstanding options or the number of Shares available for grant and other authorized limits under the 2012 Performance Option Plan to reflect such transaction.

If a change in control (as defined in the 2012 Performance Option Plan) occurs and either (1) the surviving corporation, the potential successor or any of their affiliates fails to continue or assume (as interpreted in the 2012 Performance Option Plan) the Corporation's obligations under the 2012 Performance Option Plan or fails to convert or replace stock options granted thereunder with equivalent stock options (as interpreted in the 2012 Performance Option Plan), or (2) during the two years following the change in control, the optionee is terminated without Cause (as defined in the 2012 Performance Option Plan) or the optionee resigns his or her employment for Good Reason (as defined in the 2012 Performance Option Plan), all unvested options then outstanding will become fully vested. Each stock option granted under the 2012

Performance Option Plan to an optionee that participates in the Corporation's Medium-Term Incentive Plan will be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation, which is described in the section "Compensation".

Participants in the 2012 Performance Option Plan are also subject to forfeiture and repayment obligations in the event that the Compensation Committee determines that the optionee has engaged in certain detrimental activities during such optionee's employment or within one year following the optionee's termination of employment.

A participant in the 2012 Performance Option Plan who is subject to taxation in Canada will be deemed to receive a benefit from employment in the year he or she exercises or otherwise disposes of options under the 2012 Performance Option Plan equal to the difference between the exercise price and the market price of the Shares at the time of exercise, multiplied by the number of Shares over which options are exercised or the amount for which the options are disposed of, as applicable. A participant will be required to include the full amount of such benefit in computing his or her income for the taxation year of exercise or disposition, but will generally be entitled to deduct one-half of this amount in computing his or her taxable income for the taxation year of exercise or disposition. The participant will have an adjusted cost basis in the optioned Shares equal to their market value on the date of exercise for purposes of computing any capital gain or capital loss on any subsequent disposition of the Shares. The Corporation may not take any tax deduction in respect of the benefits deemed to be received by participants under the 2012 Performance Option Plan in Canada.

All of the options granted under the 2012 Performance Option Plan will be treated as non-qualified stock options for U.S. federal income tax purposes. A participant in the 2012 Performance Option Plan who is subject to taxation in the U.S. will not be deemed to receive any income at the time an option is granted, nor will the Corporation's applicable subsidiary be entitled to a deduction at that time. However, when any part of an option is exercised, the participant will be deemed to have received ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the Shares received on the exercise of the option. The Corporation's applicable subsidiary will be entitled to a tax deduction in an amount equal to the amount of ordinary income realized by such participants. Upon any subsequent sale of the Shares acquired upon the exercise of an option, any gain (the excess of the amount received over the fair market value of the Shares on the date ordinary income was recognized) or loss (the excess of the fair market value of the Shares on the date ordinary income was recognized over the amount received) will be a long-term capital gain or loss if the sale occurs more than one year after such date of recognition and otherwise will be a short-term capital gain or loss.

Grants under the 2012 Performance Option Plan will be made after shareholder approval is obtained and during the 2012 fiscal year.

In order for the 2012 Performance Option Plan to become effective, the resolution to approve the 2012 Performance Option Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION TO APPROVE THE 2012 PERFORMANCE OPTION PLAN, THE PROXY-HOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

Securities Authorized for Issuance Under Equity Compensation Plans

In addition to the 2012 Performance Option Plan, which is to be voted on at the Meeting, the Corporation has nine other stock option plans as set forth in the table below, each of which received shareholder approval.

Name of Plan	Period of Permitted Option Grants	Maximum Option Grants	Options Granted and Outstanding (as at 12/31/2011)	Outstanding Options as Percentage of Shares Outstanding
2011 Performance Option Plan	Feb. 22, 2011 — Dec. 31, 2011	3,000,000[(1)]	1,135,100	0.13%
2010 Performance Option Plan	Feb. 21, 2010 — Dec. 31, 2010	3,000,000[(1)]	1,307,700	0.15%
2009 Performance Option Plan	Feb. 21, 2009 — Dec. 31, 2009	3,000,000[(1)]	1,875,450	0.22%
2008 Performance Option Plan	Feb. 21, 2008 — Dec. 31, 2008	3,000,000[(1)]	1,384,200	0.16%
2007 Performance Option Plan	Feb. 21, 2007 — Dec. 31, 2007	9,000,000[(1)]	4,167,776	0.49%
2006 Performance Option Plan	Feb. 28, 2006 — Dec. 31, 2006	12,600,000[(1)]	5,421,400	0.63%
2005 Performance Option Plan	Mar. 01, 2005 — Dec. 31, 2005	10,800,000[(1)]	5,539,810	0.65%
Stock Option Plan — Officers and Employees	Various	Various	6,736,638	0.78%
Stock Option Plan — Directors	Various	Various	81,000	0.01%
TOTAL			**27,649,074**	**3.22%**

(1) Generally, each Performance Option Plan terminates one year from its respective effective date. Options not granted are cancelled at the end of the calendar year in which the Performance Option Plan was approved by shareholders.

Additional information regarding the above stock option plans can be found in the Corporation's Management Proxy Circulars for the annual meeting of shareholders held in 2011, 2010, 2009, 2008, 2007, 2006 and 2005. No amendments to the stock option plans were adopted during the Corporation's fiscal year ended December 31, 2011.

The following table provides information about securities that may be issued under the Corporation's existing equity compensation plans, as at December 31, 2011 and February 21, 2012.

Equity Compensation Plan Information

Plan Category	(a) Number of Shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in column (a))
December 31, 2011			
Equity compensation plans approved by shareholders	27,649,074[(1)]	$18.02	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
February 21, 2012			
Equity compensation plans approved by shareholders	27,612,724[(2)]	$18.12	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1) Of this amount, 5,539,810 options were outstanding pursuant to the 2005 Performance Option Plan, 5,421,400 options were outstanding pursuant to the 2006 Performance Option Plan, 4,167,776 options were outstanding pursuant to the 2007 Performance Option Plan, 1,384,200 options were outstanding pursuant to the 2008 Performance Option Plan, 1,875,450 options were outstanding pursuant to the 2009 Performance Option Plan, 1,307,700 options were outstanding pursuant to the 2010 Performance Option Plan, 1,135,100 options were outstanding pursuant to the 2011 Performance Option Plan, 6,736,638 options were outstanding pursuant to the Stock Option Plan — Officers and Employees and 81,000 options were outstanding pursuant to the Stock Option Plan — Directors.

(2) Of this amount, 5,532,810 options were outstanding pursuant to the 2005 Performance Option Plan, 5,417,600 options were outstanding pursuant to the 2006 Performance Option Plan, 4,166,776 options were outstanding pursuant to the 2007 Performance Option Plan, 1,375,200 options were outstanding pursuant to the 2008 Performance Option Plan, 1,872,900 options were outstanding pursuant to the 2009 Performance Option Plan, 1,303,200 options were outstanding pursuant to the 2010 Performance Option Plan, 1,130,600 options were outstanding pursuant to the 2011 Performance Option Plan, 6,732,638 options were outstanding pursuant to the Stock Option Plan — Officers and Employees and 81,000 options were outstanding pursuant to the Stock Option Plan — Directors.

Ownership of Shares

The following table sets forth information as at February 21, 2012, with respect to the beneficial ownership of Shares held by the named executive officers of the Corporation listed in the Summary Compensation Table herein and by all directors and executive officers of the Corporation as a group.

Name	Number of Shares Held	Number of Shares Beneficially Owned[1][2][3]	Percentage of Outstanding Shares
William J. Doyle, Director, President and Chief Executive Officer	1,992,587[4]	9,256,445[4]	1.08%
Wayne R. Brownlee, Executive Vice President, Treasurer and Chief Financial Officer	713,030	3,155,960	0.37%
G. David Delaney Executive Vice President and Chief Operating Officer	122,774	665,924	0.08%
Joseph A. Podwika Senior Vice President, General Counsel & Secretary	29,809	314,359	0.04%
Stephen F. Dowdle President, PCS Sales	60,641	630,781	0.07%
All directors and executive officers as a group, including the above-named individuals (26 persons)	4,381,681	18,190,403	2.12%

(1) The number of Shares beneficially owned is reported on the basis of regulations of the SEC, and includes Shares that the individual has the right to acquire at any time within 60 days after February 21, 2012 and Shares directly or indirectly held by the individual or by certain family members or others over which the individual has sole or shared voting or investment power.

(2) Includes Shares purchasable within 60 days after February 21, 2012 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 7,263,858 Shares; Mr. Brownlee 2,442,930 Shares; Mr. Delaney 543,150 Shares; Mr. Podwika 284,550 Shares; Mr. Dowdle 570,140 Shares; and directors and executive officers as a group, including the foregoing individuals, 13,808,722 Shares.

(3) No Shares beneficially owned by any of the directors or Named Executive Officers are pledged as security.

(4) Includes 59,694 Shares held in the William & Kathy Doyle Foundation, 571,350 Shares held in the WJ Doyle Revocable Trust, 692,184 Shares held in the Doyle Family LLC, 102,533 Shares held in the Doyle Family Stock Trust I, 135,155 Shares held in the Doyle Family Stock Trust II, 62,312 Shares held in the Doyle Family Stock Trust III, 123,000 Shares held in the B. Doyle 2010 Distribution Trust, 123,000 Shares held in the E. Doyle 2010 Distribution Trust and 123,000 Shares held in the R. Doyle 2010 Distribution Trust.

Listed below are the names and other information concerning persons or groups known to the Corporation (from records and reports filed with the SEC on Schedule 13D or 13G) who owned, as at February 21, 2012, more than 5% of the Corporation's Shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Capital World Investors 333 South Hope Street Los Angeles, California 90071	50,616,372[2]	5.89

(1) Represents percent of Shares outstanding as of February 21, 2012.

(2) As set forth in a Schedule 13G dated February 10, 2012. Such person has sole dispositive power as to all 50,616,372 Shares and sole voting power as to 47,436,372 Shares.

Directors' and Officers' Liability Insurance

The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group. The coverage limit of such insurance is $250 million per claim and $250 million annually in the aggregate. The Corporation has entered into a one-year contract ending June 30, 2012. Premiums of $1,843,679 were paid by the Corporation for the last fiscal year. Claims for which the Corporation grants indemnification to the insured persons are subject to a $5 million deductible for any one loss.

2013 Shareholder Proposals

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2013 and which such shareholders are entitled to request be included in the Management Proxy Circular for that meeting, must be received at the Corporation's principal executive offices not later than November 23, 2012.

Directors' Approval

The contents and the distribution of this Management Proxy Circular have been unanimously approved by the Board.



JOSEPH A. PODWIKA
Secretary
February 21, 2012

Appendices

Appendix A

Disclosure of Corporate Governance Practices

100% Compliance

The Corporation's governance practices fully comply with the governance rules of the Canadian Securities Administrators. The following disclosure sets out the Corporation's compliance with National Instrument 58-101 — Disclosure of Corporate Governance Practices and certain of its other governance practices.

FORM 58-101F1 — CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Independent Directors

See Schedule A to this Appendix A for the Corporation's categorical standards on independence.

The Board has determined that all of the directors of the Corporation and proposed nominees, with the exception of Mr. Doyle, Mr. Stromberg and Ms. Paliza, are independent. See disclosure under the "Board of Directors — Director Independence and Other Relationships" section of this Management Proxy Circular.

Directors who are not independent

See disclosure under the "Board of Directors — Director Independence and Other Relationships" section of this Management Proxy Circular.

Majority of independent directors

Following the Meeting, and assuming the proposed nominees are elected, 11 of 13, or 85% of the Corporation's current directors will be independent.

Other directorships

Such other directorships have been disclosed in the "Board of Directors — Nominees for Election to the Board of Directors" section of this Management Proxy Circular.

The "PotashCorp Governance Principles" also contain limitations on the number of other directorships that directors and the Chief Executive Officer of the Corporation may hold. Directors who are employed as Chief Executive Officers, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in addition to the Corporation's Board. Other directors should not serve on more than four boards of public companies in addition to the Corporation's Board. The Chief Executive Officer of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the Chief Executive Officer

of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any public company, the Chief Executive Officer of the Corporation must review and discuss the appointment with the Board Chair of the Corporation.

Meeting without management or non-independent directors

The Board has adopted a policy for the independent members of the Board to meet without management present at each meeting of the Board. These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. This policy was complied with for all meetings of the Board in 2011, and will apply to all future meetings. See disclosure under the "Board of Directors — Attendance of Directors" section of the Management Proxy Circular for additional information.

The Board's Committees also have a practice of meeting in camera without management present at each meeting of the Committees.

Board chair independence

Pursuant to the "PotashCorp Governance Principles" the Board has determined that the Corporation is best served by dividing the responsibilities of the Board Chair and CEO. The Board Chair is independent and chosen by the full Board.

Dallas J. Howe serves as the Board Chair, and is an independent director. He has served as Board Chair since 2003. A position description for the Board Chair has been developed and approved by the Board and is available on the Corporation's website. Amongst other things the Board Chair is expected to:

(a) provide leadership to ensure effective functioning of the Board;

(b) chair meetings of the Board and assist with setting meeting agendas;

(c) lead in the assessment of Board performance;

(d) assist the Compensation Committee in monitoring and evaluating the performance of the Chief Executive Officer and senior officers of the Corporation;

(e) lead the Board in ensuring succession plans are in place at the senior management level; and

(f) act as an effective liaison among the Board and management.

Director Attendance

Attendance records are fully disclosed in the "Board of Directors — Attendance of Directors" section of this Management Proxy Circular. Pursuant to the "PotashCorp Governance Principles", directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such

meetings fully prepared, and to remain in attendance for the duration of the meetings. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair, the Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Board Mandate

The Board of Directors Charter is attached to this Management Proxy Circular as Appendix E.

Position Descriptions

Board and Committee Chair position descriptions

A position description for the Board Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board and can be found on the Corporation's website at www.potashcorp.com.

CEO position description

A written position description for the Chief Executive Officer has been developed and approved by the Board.

The Chief Executive Officer reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the Chief Executive Officer is expected to:

(a) foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

(b) develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

(c) develop and recommend to the Board annual business plans and budgets that support the Corporation's long-term strategy; and

(d) consistently strive to achieve the Corporation's financial and operating goals and objectives.

Orientation and Continuing Education

Orientation

The Board has adopted a written New Director Orientation Policy designed to:

(a) provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making;

(b) tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and

(c) deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program is tailored to the needs of each new director, and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Corporation:

(a) maintains a directors' intranet site to facilitate the exchange of views and published information;

(b) maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

(c) each year strongly encourages and funds the attendance of each director at one seminar or conference of interest and relevance and funds the attendance of each Committee Chair at one additional seminar or conference. In all cases, approval for attendance is obtained, in advance, from the Board Chair;

(d) encourages presentations by outside experts to the Board or Committees on matters of particular importance or emerging significance; and

(e) at least annually, schedules a site visit in conjunction with a Board meeting.

Ethical Business Conduct

Code of Conduct

The Board has adopted the "PotashCorp Core Values and Code of Conduct". The complete text of the "PotashCorp Core Values and Code of Conduct", as well as other governance related documents, can be found at www.potashcorp.com and are available in print to any shareholder who requests them.

The Audit Committee reviews the process for communicating the "PotashCorp Core Values and Code of Conduct" to the Corporation's personnel, and for monitoring compliance with the Code, as well as compliance with applicable law, regulations and other corporate policies. The Board, through the Audit Committee, receives regular reports from the Corporate Ethics and Compliance Committee regarding the Corporation's ethics and compliance

activities including the annual acknowledgement of compliance with the Code of Conduct sought from each employee.

The Board, through the Audit Committee Chair, also receives reports of all financial or accounting issues which come to the attention of management including those which are raised through the Corporation's anonymous reporting mechanisms.

The Corporation has not filed any material change report since the beginning of the 2011 financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the "PotashCorp Core Values and Code of Conduct". Pursuant to the "PotashCorp Governance Principles", no waiver of the application of the "PotashCorp Core Values and Code of Conduct" to directors or executive officers is permitted.

Material Interests

Pursuant to the "PotashCorp Governance Principles", each director of the Corporation must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the Corporation. A director who has a conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding it. The Board has also developed categorical independence standards to assist it in determining when individual directors are free from conflicts of interest and are exercising independent judgment in discharging their responsibilities. All directors and senior officers are bound by the "PotashCorp Core Values and Code of Conduct" and no waiver of the application of that Code to directors or senior officers is permitted.

Culture of ethical business conduct

The "PotashCorp Core Values and Code of Conduct" is continually reinforced with on-line training programs. The Board, through the Audit Committee, requires the management Compliance Committee to annually report on the status of the Corporation's ethics and compliance programs, including receipt of the Compliance Risk Assessment, Summary of Ethics and Compliance Training during the current year and plans for ethics and compliance training in the coming year.

Nomination of Directors

Identification of new candidates for Board nomination

The CG&N Committee is responsible for recruiting and proposing to the full Board new nominees for directors. The CG&N Committee, in the discharge of its duties:

(a) in consultation with the Board and Chief Executive Officer and,

on an ongoing basis, identifies the mix of expertise and qualities required for the Board;

(b) assesses the attributes new directors should have for the appropriate mix to be maintained;

(c) in consultation with the Board and Chief Executive Officer and, on an ongoing basis, maintains a database of potential candidates;

(d) has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;

(e) develops a "short-list" of candidates and arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer;

(f) recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;

(g) ensures that prospective candidates are informed of the degree of energy and commitment the Corporation expects of its directors; and

(h) encourages diversity in the composition of the Board.

Independent Corporate Governance and Nominating Committee

The Corporation has a standing CG&N Committee.

Each of the directors who comprise the CG&N Committee is independent. Please refer to "Board of Directors — Director Independence and Other Relationships" and the "Board of Directors — Corporate Governance and Nominating Committee Report" sections of this Management Proxy Circular for additional information.

Corporate Governance and Nominating Committee Charter

The responsibilities, powers and operation of the CG&N Committee are set out in its charter, which is available on the Corporation's website at www.potashcorp.com. Pursuant to the CG&N Committee Charter, one purpose of the CG&N Committee is to identify the individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters. Please refer to the "Corporate Governance — Corporate Governance and Nominating Committee Report" section of this Management Proxy Circular for additional information.

Compensation Committee

Director and Officer Compensation

Please refer to the "Compensation" section of this Management Proxy Circular.

Independence

The Corporation has a standing Compensation Committee. Each of the five directors who comprise the Compensation Committee is independent. Please refer to the "Board of Directors — Director Independence and Other Relationships" and "Compensation" sections of this Management Proxy Circular for additional information.

Compensation Committee Charter

The responsibilities, powers and operation of the Compensation Committee are set out in its charter, which is available on the Corporation's website at www.potashcorp.com. Please refer to the "Compensation" section of this Management Proxy Circular for additional information.

Outside Compensation Consultants

In 2005, the Compensation Committee of the Board of Directors engaged Watson Wyatt (now "Towers Watson") as executive compensation consultants. Towers Watson provides input to the Committee on the philosophy and competitiveness of the design and award values for certain executive and director compensation programs. In addition, Towers Watson assists in the evaluation of compensation arrangements associated with certain strategic opportunities. In accordance with the Committee's adherence to the best practice of retaining independent executive compensation consulting, Towers Watson does not perform any other consulting services for the Corporation. Any work other than executive compensation consulting services performed for the Corporation by Towers Watson must be approved in advance by the Chair of the Compensation Committee. Please refer to the section "Compensation" in this Management Proxy Circular for additional information.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and CG&N Committee, the Board also has a Safety, Health and Environment Committee. The Safety, Health and Environment Committee assists the Board review and recommend for approval policies, management systems and performance with respect to safety, health and environment matters affecting the Corporation.

Board Assessments

Pursuant to the "PotashCorp Governance Principles", which is available on the Corporation's website at www.potashcorp.com, the Board has adopted the following five-part effectiveness evaluation program:

1. Annual Board Assessment by All Members of the Board

Each year Board members complete a detailed questionnaire which (a) provides for quantitative ratings in key areas and (b) seeks subjective comment in each of those areas. The questionnaire is administered by the Corporate Secretary. Responses are reviewed by the Corporate Secretary and the Chair of the CG&N Committee. A summary report is then prepared and provided to the Board Chair, the CG&N Committee and the CEO, and then reported to the full Board by the CG&N Committee Chair. Attribution of comments to individual Directors in the summary report is made only if authorized by that Director. In assessing the responses to the questionnaire, the focus is on continuous improvement. Matters requiring follow-up are identified, action plans are developed and there is ongoing monitoring by the CG&N Committee to ensure satisfactory results. As part of the annual Board assessment, the Board reviews and considers any proposed changes to the Board Charter.

2. Annual Assessment of Each Committee by Members of That Committee

Each year members of each Committee complete a detailed questionnaire designed to allow Committee members to evaluate how well their respective Committee is operating and to make suggestions for improvement. The questionnaire is administered by the Corporate Secretary who receives responses and reviews them with the appropriate Committee Chair. A summary report is then prepared and provided to the Board Chair, the Chair of the CG&N Committee, the appropriate Committee and the CEO and then reported to the full Board by the appropriate Committee Chair. As part of the annual Committee assessment, the Board reviews and considers any proposed changes to the Committee Charters.

As with the Board assessment, the focus is on continuous improvement. Chairs of each Committee are expected to follow up on matters raised in the Committee assessments and take action as appropriate.

3. Annual Assessment of the Board Chair by Members of the Board

Each year members of the Board are asked to assess and comment on the discharge, by the Board Chair, of his duties. Individual responses are received by the Chair of the CG&N Committee. The Chair of the CG&N Committee solicits specific input from the CEO

from his perspective as CEO regarding the effectiveness of the Chair. A summary report is then prepared by the Chair of the CG&N Committee and is provided to the Board Chair and the full Board, with no attribution of comments to individual Directors without their consent. As part of the annual Board Chair assessment, the Board reviews and considers any proposed changes to the Board Chair position description.

4. Annual Assessment of Each Committee Chair by Members of Each Committee

Each year, members of each Committee are asked to assess and comment on the discharge, by their respective Committee Chair, of his or her duties. Responses are received by the Corporate Secretary and the Committee Chair under review. A summary report is then provided to the appropriate Committee and to the full Board, with no attribution of comments to individual Directors without their consent. As part of the annual Committee Chair assessment, the Board reviews and considers any proposed changes to the Committee Chair position descriptions.

5. Annual Assessment of Individual Directors

Each year the Board Chair (and, if in the opinion of the Board Chair it is desirable, the Chair of the CG&N Committee) formally meets with each Director individually to engage in full and frank discussion of any and all issues that either wish to raise, with a focus on maximizing the contribution of each Director to the Board and his or her respective Committees. In completing the review, the Board Chair employs a checklist, discusses both short-term and long-term goals, and establishes action items to allow each individual Director to enhance both his or her personal contributions to the Board and overall Board effectiveness. The Board Chair will share peer feedback with each Director as appropriate and reviews progress and action taken. Each Director, during such formal review, should be prepared to discuss with the Board Chair how the Directors, both individually and collectively, can operate more effectively. The Board Chair discusses the results of the individual evaluations with the Chair of the CG&N Committee and reports summary findings to both that Committee and to the full Board.

6. Management Board Survey

As part of the Board's continuing efforts to improve its performance, the Board periodically surveys those members of senior management who regularly interact with the Board and/or its Committees to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. The survey includes subjective management responses to questions and one on one interviews between management respondents and the Chair of the CG&N Committee. The results of the management surveys and the one on one interviews are reported by the Chair of the Corporate Governance and Nominating Committee to the full Board and the Corporate Secretary.

Schedule A: Independence Standards

The independence standards established by the Board are as follows:

a) A Director will not be considered independent if, currently or within the preceding three years, as applicable:

   i) the Director is, or was, an employee or executive officer of the Corporation, including any affiliated entity of the Corporation;

   ii) an immediate family member of the Director is, or was, an executive officer of the Corporation, including any affiliated entity of the Corporation;

   iii) the Director is, or was, a partner of, employed by or affiliated with any of the Corporation's present or former internal or external auditors;

   iv) an immediate family member of the Director is, or was, a partner of any of the Corporation's present or former internal or external auditors;

   v) an immediate family member of the Director is an employee of the Corporation's internal or external auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or is or was employed or affiliated with any of the Corporation's present or former internal or external auditors and personally works or worked on the Corporation's audit within such time; or

   vi) an executive officer of the Corporation serves or served on the compensation committee of an entity which, in turn, employs or employed either (a) the particular Director as an executive officer or (b) an immediate family member of such Director as an executive officer.

b) A Director will not be considered independent if the Director received any direct compensation, or an immediate family member of the Director received more than Cdn$75,000 in direct compensation, during any 12 month period within the past three fiscal years from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service).

c) A Director will not be considered independent if the Director has any of the following commercial or charitable relationships:

   i) the Director currently serves as an executive officer or employee of, or any of his or her immediate family members currently serves as an executive officer of, another company that makes payments to, or receives payments from, the Corporation for property or services in

an amount that, in any one of the three most recent fiscal years, exceeds the greater of (x) US$1,000,000 or (y) 2 percent of the annual consolidated gross revenues of the company for which such Director, or any of his or her immediate family members, serves as an executive officer (or as an employee in the case of the Director); or

ii) the Director currently serves as an officer, director or trustee of a charitable organization, and the Corporation's discretionary charitable contributions to that organization (or in the case of a foundation, the foundation together with the organization or entity to which the foundation supports) exceeds (the greater of (x) US$1,000,000 or (y) 2 percent of that organization's total annual consolidated gross revenues within any one of the three

most recent fiscal years) set forth in our Categorical Standards (provided that the Corporation's matching of employee charitable contributions will not be included in the amount of the Corporation's contributions for this purpose).

d) where a relationship exists as a result of a Director who is a limited partner, a non-managing member or who occupies a similar position in an entity that does business with the Corporation, or who has a shareholding in such entity which is not significant, and who, in each case, has no active role in sales to, purchases from, or in providing services to the Corporation and derives no direct material benefit from same, such relationship shall be considered not to be material.

Appendix B

Resolution of Shareholders — 2012 Performance Option Plan

WHEREAS the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation") has approved a new performance option plan (the "2012 Performance Option Plan"), a copy of which is attached as Appendix C to the Management Proxy Circular of the Corporation sent to the shareholders of the Corporation in connection with the annual and special meeting of shareholders of the Corporation to be held May 17, 2012;

NOW THEREFORE, BE IT RESOLVED that:

1. the 2012 Performance Option Plan is hereby adopted and approved by the shareholders of the Corporation;

2. any officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to do such things and to take such actions as may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized thereby.

Appendix C

2012 Performance Option Plan

1. PURPOSE OF PLAN

Potash Corporation of Saskatchewan Inc. (the "Corporation") by resolution of its Board of Directors (the "Board") has established, subject to shareholder approval at the Corporation's 2012 Annual and Special Meeting of shareholders, this Potash Corporation of Saskatchewan Inc. 2012 Performance Option Plan (the "Plan") to support the Corporation's compensation philosophy of providing selected employees and officers with an opportunity to: promote the growth and profitability of the Corporation; align their interests with shareholders; and earn compensation commensurate with corporate performance. The Corporation believes this Plan will directly assist in supporting the Corporation's compensation philosophy by providing participants with the opportunity through stock options, which will vest, if at all, based on corporate performance over a three-year period, to acquire common shares of the Corporation ("Common Shares").

2. DURATION OF THIS PLAN

This Plan was adopted by the Board on February 21, 2012 to be effective as of January 1, 2012 (the "Effective Date"), subject to shareholder approval at the Corporation's 2012 Annual and Special Meeting of shareholders, and shall remain in effect, unless sooner terminated as provided herein, until one (1) year from the Effective Date, at which time it will terminate. After this Plan is terminated, no stock options may be granted but stock options previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

3. ADMINISTRATION

This Plan shall be administered by the Compensation Committee of the Board or any other committee designated by the Board to administer this Plan (the "Committee"). The Committee shall be responsible for administering this Plan, subject to this Section 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an employee, and the Committee, the Corporation, and its officers and directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be made in the Committee's sole discretion and shall be final and binding upon the participants, the Corporation, and all other interested individuals. To the extent applicable, the Plan shall be administered with respect to optionees subject to the laws of the U.S. so as to avoid the application of penalties pursuant to Section 409A of the Internal Revenue Code, and stock options hereunder may be subject to such restrictions as the Committee determines are necessary to avoid application of such Section 409A.

4. AUTHORITY OF THE COMMITTEE

The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Stock Option Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for stock options and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include adopting modifications and amendments to any Stock Option Award Agreement that are necessary to comply with the laws of the countries and other jurisdictions in which the Corporation and/or its subsidiaries operate.

5. SHARES SUBJECT TO STOCK OPTIONS

The aggregate number of Common Shares issuable after February 21, 2012 pursuant to stock options under this Plan may not exceed 3,000,000 Common Shares. The aggregate number of Common Shares in respect of which stock options have been granted to any one person pursuant to this Plan and which remain outstanding shall not at any time exceed 750,000. The authorized limits under this Plan shall be subject to adjustment under Sections 12 and 13.

Notwithstanding anything to the contrary contained in this Plan, no options shall be granted to insiders if such options, together with any other outstanding security based compensation arrangements, could result in:

(a) the number of Common Shares issuable to insiders at any time pursuant to security based compensation arrangements of the Corporation exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(b) the issuance to insiders pursuant to security based compensation arrangements of the Corporation, within any one year period, of a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares.

For the purposes of the foregoing paragraphs, "security based compensation arrangement" and "insider" have the meanings attributed thereto in the TSX Company Manual.

If any stock option granted under this Plan, or any portion thereof, expires or terminates for any reason without having been exercised in full, the Common Shares with respect to which such option has not been exercised shall again be available for further stock options under this Plan; provided, however, that any stock option that is granted under this Plan that does not vest as a result of a failure to satisfy the Performance Measures, shall not be again available for grant under this Plan.

6. GRANT OF STOCK OPTIONS

From time to time the Board may designate individual officers and employees of the Corporation and its subsidiaries eligible to be granted options to purchase Common Shares and the number of common Shares which each such person will be granted a stock option to purchase; provided that the aggregate number of Common Shares subject to such stock options may not exceed the number provided for in Section 5 of this Plan. Non-employee directors and other non-employee contractors and third party vendors are not eligible to participate in this Plan.

7. OPTION PRICE

The option price for any option granted under this Plan to any optionee shall be fixed by the Board when the option is granted and shall be not less than the fair market value of the Common Shares at such time which, for optionees resident in the United States and any other optionees designated by the Board, shall be deemed to be the closing price per Common Share on the New York Stock Exchange on the last trading day immediately preceding the day the option is granted and, for all other optionees, shall be deemed to be the closing price per Common Share on the Toronto Stock Exchange on the last trading day immediately preceding the day the option is granted; provided that, in either case, if the Common Shares did not trade on such exchange on such day the option price shall be the closing price per share on such exchange on the last day on which the Common Shares traded on such exchange prior to the day the option is granted.

8. VESTING OF STOCK OPTIONS

Subject to achievement of Performance Measures as certified and approved by the Audit Committee of the Board, stock options granted under this Plan will vest no later than thirty (30) days after the audited financial statements for the applicable Performance Period have been approved by the Board.

9. PERFORMANCE MEASURES FOR VESTING OF STOCK OPTIONS

(a) The Performance Measures which will be used to determine the degree to which stock options will vest over the three-year period beginning the first day of the fiscal year in which they are granted (the "Performance Period") shall be cash flow return on investment ("CFROI") and weighted average cost of net debt and equity capital ("WACC").

    (i) CFROI is the ratio of after tax operating cash flow to average gross investment over the fiscal year, calculated as A divided by B, where (1) A equals operating income less/plus nonrecurring or unusual items less/plus change in unrealized gains/losses on derivative instruments included in net income plus accrued incentive awards plus depreciation and amortization less current taxes, and (2) B equals the average of total assets less/plus the fair value adjustment for investments in available for sale securities less the fair value of derivative instrument assets plus accumulated depreciation plus accumulated amortization less cash and cash equivalents less non interest bearing current liabilities excluding derivatives.

    (ii) WACC is the weighted average cost of net debt and equity capital, calculated as [A times the product of B divided by C] plus [D times the product of E divided by C], where (1) A equals the after-tax market yield cost of debt, (2) B equals the market value of debt less cash and cash equivalents (3) C equals the market value of debt less cash and cash equivalents, plus the market value of equity, (4) D equals the cost of equity, and (5) E equals the market value of equity.

(b) In determining the number of stock options that will actually vest based on the degree to which the Performance Measures have been attained during the applicable Performance Period, the following chart shall be utilized which shows the three year average excess of CFROI being greater than WACC and the respective portion of the stock option that will vest:

Performance Measure 3 year average excess of CFROI>WACC	Vesting Scale % of Stock Option Grant Vesting
<0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

(c) In assessing the portion of the stock options that shall vest in accordance with the above chart, the following shall be done:

(i) Each year, the CFROI and WACC will be calculated in accordance with the definitions herein, based on the audited financial statements and approved by the Audit Committee.

(ii) In each Performance Period, the average of the three fiscal years shall be calculated by taking the simple average of the individual years' results.

(iii) The resulting three-year average will then be applied, using the scale above to determine the number of stock options, if any, that will vest as of the end of the Performance Period.

(iv) For results falling between the reference points in the chart above, the level of vesting shall be mathematically interpolated between the reference points.

10. TERMS OF STOCK OPTIONS

The period during which a stock option is exercisable (the "Term") may not exceed 10 years from the date the stock option is granted (the "Initial Exercise Period"), plus any Additional Exercise Period (as defined below). If such Initial Exercise Period would otherwise expire (i) during a Blackout Period (as defined below) applicable to the relevant optionee or (ii) within 10 trading days after the expiration of the Blackout Period applicable to the relevant optionee, the Term of the related stock option shall expire on the date that is the tenth trading day after the end of such Blackout Period (an "Additional Exercise Period"). For purposes of this Plan, "Blackout Period" means any period during which the relevant optionee is prohibited by the Corporation's trading policy from trading in the Corporation's securities. The Stock Option Award Agreement may contain provisions limiting the number of Common Shares with respect to which stock options may be exercised in any one year. Each stock option agreement shall contain provisions to the effect that:

(a) if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, by reason of his or her death, or if an optionee who is a retiree pursuant to Section 10(b) dies, the legal personal representatives of the optionee will be entitled to exercise any unexercised vested options, including such stock options that may vest after the date of death, during the period ending at the end of the twelfth calendar month following the calendar month in which the optionee dies, failing which exercise the stock options terminate;

(b) subject to the terms of Section 10(a) above, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, by reason of retirement in accordance with the then prevailing retirement policy of the Corporation or subsidiary, the optionee will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month in which the optionee retires, failing which exercise the stock options terminate;

(c) subject to the terms of Section 14 below, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, for any reason other than as provided in Sections 10(a) or (b), the optionee will be entitled to exercise any unexercised vested stock options, to the extent exercisable at the date of such event, during the period ending at the end of the calendar month immediately following the calendar month in which the event occurs, failing which exercise the stock options terminate;

(d) for greater certainty and for these purposes, an optionee's employment with the Corporation or a subsidiary shall be considered to have terminated effective on the last day of the optionee's actual and active employment with the Corporation or subsidiary whether such day

is selected by agreement with the optionee or unilaterally by the Corporation or subsidiary and whether with or without advance notice to the optionee. For the avoidance of doubt, no period of notice, if any, or payment in lieu of notice that is given or ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the optionee's last day of actual and active employment shall be considered as extending the optionee's period of employment for the purposes of determining an optionee's entitlement under the Plan. The employment of an optionee with the Corporation shall be deemed to have terminated for all purposes of the Plan if such person is employed by or provides services to a person that is a subsidiary of the Corporation and such person ceases to be a subsidiary of the corporation, unless the Committee determines otherwise; and

(e) each stock option is personal to the optionee and is not assignable, except (i) as provided in Section 10(a), and (ii) at the election of the Board, a stock option may be assignable to the spouse, children and grandchildren of the original optionee and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the optionee or the spouse, children or grandchildren of the optionee (each, a "Permitted Assignee"). If a stock option is assigned to one or more Permitted Assignees, nothing contained in this section 10(e) shall prohibit a subsequent assignment of such stock option to one or more other Permitted Assignees or back to the optionee.

Nothing contained in Sections 10(a), (b) or (c) shall extend the Term beyond its stipulated expiration date or the date on which it is otherwise terminated in accordance with the provisions of this Plan.

If a stock option is assigned pursuant to Section 10(e)(ii), the references in Sections 10(a), (b) and (c) to the termination of employment or death of an optionee shall not relate to the assignee of a stock option but shall relate to the original optionee. In the event of such assignment, legal personal representatives of the original optionee shall not be entitled to exercise the assigned stock option, but the assignee of the stock option or the legal personal representatives of the assignee may exercise the stock option during the applicable specified period.

11. EXERCISE OF STOCK OPTIONS

Subject to the provisions of this Plan, a vested stock option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying that number of Common Shares with respect to which the stock option is being exercised and accompanied by payment in cash or certified cheque in full of the purchase price of the Common Shares then being purchased.

12. ADJUSTMENTS

Appropriate adjustments to the authorized limits set forth in Section 5, in the number, class and/or type of Common Shares optioned and in the option price per share, both as to stock options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Common Shares which result from subdivisions, consolidations or reclassifications of the Common Shares, the payment of share dividends by the Corporation, the reconstruction, reorganization or recapitalization of the Corporation or other relevant changes in the capital of the Corporation.

13. MERGERS

If the Corporation proposes to amalgamate or merge with another body corporate, the Corporation shall give written notice thereof to optionees in sufficient time to enable them to exercise outstanding vested stock options, to the extent they are otherwise exercisable by their terms (including stock options that are accelerated pursuant to Section 14), prior to the effective date of such amalgamation or merger if they so elect. The Corporation shall use its best efforts to provide for the reservation and issuance by the amalgamated or continuing corporation of an appropriate number of Common Shares, with appropriate adjustments, so as to give effect to the continuance of the stock options to the extent reasonably practicable. In the event that the Board determines in good faith that such continuance is not in the circumstances practicable, it may upon 30 days' notice to optionees terminate the stock options for a payment equal to the excess, if any, between the per share exercise price and the per share market price of the Common Shares on the date the stock option is cancelled and all stock options with a per share exercise price that exceeds the per share market price of the Common Shares on the date of cancellation will be cancelled for no consideration.

14. CIRCUMSTANCES FOR ACCELERATED VESTING

(a) If a "change in control" of the Corporation occurs and at least one of the two additional circumstances described below occurs, then each outstanding stock option granted under this Plan may be exercised, in whole or in part, even if such option is not otherwise exercisable by its terms:

(i) Upon a "change in control" the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each stock option or fails to provide for the conversion or replacement of each stock option with an equivalent stock option; or

(ii) In the event that the stock options were continued, assumed, converted or replaced as contemplated in (i), during the two-year period following the effective date of a change in control, the optionee is terminated by the Corporation without Cause (as defined below) or the optionee resigns employment for Good Reason (as defined below).

(b) For purposes of this Plan, a change in control of the Corporation shall be deemed to have occurred if any of the following occur, unless the Board adopts a plan after the Effective Date of this Plan that has a different definition (in which case such definition shall be applied), or the Committee decides to modify or amend the following definition through an amendment of this Plan:

(i) within any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new directors whose appointment by the Board or nomination for election by shareholders of the Corporation was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

(ii) there occurs an amalgamation, merger, consolidation, wind-up, reorganization or restructuring of the Corporation with or into any other entity, or a similar event or series of such events, other than any such event or series of events which results in securities of the surviving or consolidated corporation representing 50% or more of the combined voting power of the surviving or consolidated corporation's then outstanding securities entitled to vote in the election of directors of the surviving or consolidated corporation being beneficially owned, directly or indirectly, by the persons who were the holders of the Corporation's outstanding securities entitled to vote in the election of directors of the Corporation prior to such event or series of events in substantially the same proportions as their ownership immediately prior to such event of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation;

(iii) 50% or more of the fixed assets (based on book value as shown on the most recent available audited annual or unaudited quarterly consolidated financial statements) of the Corporation are sold or otherwise disposed of (by liquidation, dissolution, dividend or otherwise) in one transaction or series of transactions within any twelve month period;

(iv) any party, including persons acting jointly or in concert with that party, becomes (through a take-over bid or otherwise) the beneficial owner, directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation, unless in any particular situation the Board determines in advance of such event that such event shall not constitute a change in control; or

(v) there is a public announcement of a transaction that would constitute a change in control under clause (ii), (iii) or (iv) of this Section 14(b) and the Committee determines that the change in control resulting from such transaction will be deemed to have occurred as of a specified date earlier than the date under (ii), (iii) or (iv), as applicable.

(c) For the purposes of Section 14(a) of this Plan, the obligations with respect to each stock option shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular change in control:

(i) the Common Shares remain publicly held and widely traded on an established stock exchange; and

(ii) the terms of the Plan and each option grant are not altered or impaired without the consent of the optionee.

(d) For the purposes of Section 14(a) of this Plan, the obligations with respect to each stock option shall be considered to have been converted or replaced with an equivalent stock option by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular change in control:

(i) each stock option is converted or replaced with a replacement option in a manner that complies with Section 409A of the Internal Revenue Code, in the case of an optionee that is taxable in the United States on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such stock option, or in a manner that qualifies under subsection 7(1.4) of the *Income Tax Act* (Canada), in the case of an optionee that is taxable in Canada on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such stock option;

(ii) the converted or replaced option preserves the existing value of each underlying stock option being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including the definition of Cause and Good Reason) that are no less favourable to the optionee than the underlying option being replaced, and all other terms of the converted option or replacement option, including the underlying performance measures (but other than the security and number of shares represented by the continued option or replacement option) are substantially similar to the underlying stock option being replaced; and

(iii) the security represented by the converted or replaced option is of a class that is publicly held and widely traded on an established stock exchange.

(e) For purposes of this Plan, "Cause" means dishonest or willful misconduct or lack of good faith resulting in material harm to the Corporation, financial or otherwise.

(f) For purposes of this Plan, "Good Reason" means:

(i) a substantial diminution in the optionee's authorities, duties, responsibilities, status (including offices, titles, and reporting requirements) from those in effect immediately prior to the change in control;

(ii) the Corporation requires the optionee to be based at a location in excess of fifty (50) miles from the location of the optionee's principal job location or office immediately prior to the change in control, except for required travel on Corporation business to an extent substantially consistent with the optionee's business obligations immediately prior to the change in control;

(iii) a reduction in the optionee's base salary, or a substantial reduction in optionee's target compensation under any incentive compensation plan, as in effect as of the date of the change in control;

(iv) the failure to increase the optionee's base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the change in control or with practices implemented subsequent to the change in control with respect to similarly positioned employees; or

(v) the failure of the Corporation to continue in effect the optionee's participation in the Corporation's short and long-term incentive plans, stock option plans, and employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to the change in control.

A termination of employment by the optionee for one of the reasons set forth in clause (i), (ii), (iii), (iv) or (v) of this Section 14(f), will not constitute Good Reason unless, within the 30-day period immediately following the optionee's knowledge of the occurrence of such Good Reason event, the optionee has given written notice to the Corporation of the event relied upon for such termination and the Corporation has not remedied such event within 30 days (the "Cure Period") of the receipt of such notice. For the avoidance of doubt, the optionee's employment shall not be deemed to terminate for Good Reason unless and until the Cure Period has expired and, if curable, the Corporation has not remedied the applicable Good Reason event. The Corporation and the optionee may mutually waive in writing any of the foregoing provisions with respect to an event that otherwise would constitute Good Reason.

15. RECOUPMENT POLICY

Each stock option granted under this Plan to an optionee that, as of the date the option is granted, participates in the Corporation's Medium-Term Incentive Plan shall be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation (as previously adopted and, from time to time, amended by the Board) attached to such optionee's Stock Option Award Agreement (as defined below).

16. FORFEITURE AND REPAYMENT

(a) Notwithstanding anything to the contrary in this Plan or any other stock option plan of the Corporation that was established prior to the date of this Plan (each, a "Prior Plan"), in the event the Committee determines that the optionee has engaged in a Detrimental Activity (a "Forfeiture Event") during the optionee's employment or within one year following the optionee's termination of employment for any reason (the "Restricted Period"), the Committee may, but is not obligated to, cancel any outstanding unexercised stock options of such optionee (whether vested or unvested), whether granted under this Plan or a Prior Plan, by written notice to the optionee.

(b) If a Forfeiture Event occurs during the Restricted Period, the Committee may, but is not obligated to, require the optionee to pay to the Corporation an amount in cash up to (but not in excess of) the difference between the option price and market price of each stock option on the date of exercise with respect to any Common Shares for which a stock option has been exercised within the period of one year prior to the date of the Forfeiture Event (the "Forfeited Spread Amount"). Any Forfeited Spread Amount shall be paid by the optionee within sixty (60) days of receipt from the Corporation of written notice requiring payment of such Forfeited Spread Amount. To the extent that such amounts are not paid to the Corporation, in addition to any other legal remedy that the Corporation may have, the Corporation may set off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or a subsidiary to the optionee, whether as wages, deferred compensation, severance entitlement or vacation pay or in the form of any other benefit or for any other reason, in a manner consistent with Section 409A of the U.S. Internal Revenue Code of 1986, if applicable.

(c) This Section 16 shall apply notwithstanding any provision to the contrary in this Plan or any Prior Plan and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity. This Section 16 shall not apply to the optionee following the effective time of a change in control.

(d) For purposes of this Section 16, the term "Detrimental Activity" shall include:

  (i) Engaging in any activity, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity that directly competes or is seeking to compete with the Corporation, any subsidiary or Canpotex Limited in any actual product, service, or business activity (or in any product, service, or business activity which was under active development while the optionee was employed by the Corporation or a subsidiary if such development is being actively pursued by the Corporation or a subsidiary during the one-year period first referred to in Section 16(b)) in any territory in which the Corporation, a subsidiary or Canpotex Limited operates, engages in any business activity or sells its products.

  (ii) Soliciting or hiring, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity, any individual who was employed by, or provided services as a consultant or contractor to, the Corporation, any subsidiary or Canpotex Limited at any time within the six months immediately preceding such solicitation or hire.

  (iii) The disclosure to anyone outside the Corporation or a subsidiary, or the use in other than the Corporation or a subsidiary's business, without prior written authorization from the Corporation, of any confidential, proprietary or trade secret information or material relating to the business of the Corporation or its subsidiaries, acquired by the optionee during his or her employment with the Corporation or its subsidiaries or while acting as a consultant for the Corporation or its subsidiaries thereafter. For greater certainty, nothing contained herein shall limit an optionee's ongoing obligations regarding confidentiality that may exist pursuant to any other agreement, Corporation policy or legal obligation imposed on such optionee.

17. AMENDMENT OR DISCONTINUANCE OF THIS PLAN

The Board may amend or discontinue the Plan at any time, without obtaining the approval of shareholders of the Corporation unless required by the relevant rules of the Toronto Stock Exchange, provided that, subject to Sections 12, 13, and 14, no such amendment may increase the aggregate maximum number of Common Shares that may be subject to stock options under this Plan, change the manner of determining the minimum option price, extend the Term under any option beyond 10 years (plus any Additional Exercise Period) or the date on which the option would otherwise expire under the Plan, expand the assignment provisions of the Plan, permit non-employee directors to participate in the Plan or, without the consent of the holder of the option, alter or impair any option previously granted to an optionee under this Plan; and, provided further, for greater certainty, that, without the prior approval of the Corporation's shareholders, stock options issued under this Plan shall not be repriced, replaced, or regranted through cancellation, or by lowering the option price of a previously granted stock option. Pre-clearance of the Toronto Stock Exchange of amendments to the Plan will be required to the extent provided under the relevant rules of the Toronto Stock Exchange.

18. EVIDENCE OF STOCK OPTIONS

Each stock option granted under this Plan shall be evidenced by a written stock option agreement between the Corporation and the optionee which shall give effect to the provisions of this Plan and include such other terms as the Committee shall determine ("Stock Option Award Agreement").

19. WITHHOLDING

To the extent that the Corporation is required to withhold federal, provincial, state, local or foreign taxes in connection with any payment made or benefit realized by an optionee or other person hereunder, and the amounts available to the Corporation for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the optionee or such other person make arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. Participants shall also make such arrangements in connection with the disposition of Common Shares acquired upon the exercise of option rights with respect to this Plan.

Appendix D

Advisory Vote on Executive Compensation

The Board of PotashCorp has spent considerable time and effort in defining and implementing a best-practices executive compensation program, and believes that its program achieves the goal of maximizing long-term shareholder value while attracting, motivating and retaining world-class talent.

Listening to stakeholders' opinions is a core value at PotashCorp. The Board values and encourages constructive dialogue on compensation and other important governance topics with our shareholders, to whom we are ultimately accountable. Consistent with this approach, the Board has, on an annual basis since 2005, provided the opportunity for shareholders to vote on our performance option plans, a key element of executive compensation. In addition, PotashCorp implemented an advisory say on pay vote in connection with its 2010 Annual Meeting and currently intends to hold an advisory say on pay vote at each annual meeting as part of the Corporation's process of shareholder engagement. At the 2011 Annual Meeting, PotashCorp's approach to executive compensation was approved by 97.34% of the Shares voted on the advisory say on pay resolution.

For further information regarding the Corporation's approach to executive compensation and its shareholder outreach program, please see the "Compensation" and "Corporate Governance" sections of this Management Proxy Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the advisory vote into account, as appropriate, when considering future executive compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on executive compensation related matters. In the event that a significant number of shareholders oppose the resolution, the Board will consult with its shareholders to understand their concerns and will review the Corporation's approach to executive compensation in the context of these concerns.

The Board proposes that you indicate your support for the Corporation's approach to executive compensation disclosed in the Management Proxy Circular by voting in favor of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's Management Proxy Circular delivered in advance of the 2012 Annual and Special Meeting of shareholders."

The Board recommends a vote FOR the above resolution.

Appendix E

Board of Directors Charter

1. PURPOSE AND ROLE

The Board of Directors (the "Board") of Potash Corporation of Saskatchewan Inc. (the "Corporation") is responsible for the stewardship and oversight of the management of the Corporation and its global business. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation and its shareholders must be paramount at all times.

The involvement and commitment of Directors is evidenced by regular Board and Committee meeting attendance, preparation, and active participation in setting goals and requiring performance in the interest of shareholders.

2. COMPOSITION

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, in accordance with the Corporation's articles, bylaws and applicable laws.

3. MEETINGS

The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation's articles, bylaws and applicable laws.

The agenda for each Board meeting shall be established by the CEO and the Board Chair, taking into account suggestions from other members of the Board. Meeting materials and information shall be distributed in advance of each meeting so as to provide adequate time for review. The Board has a policy of holding one meeting each year at one of the Corporation's operating facilities. Site visits by the Board and meetings with senior management of the facility are incorporated into the itinerary.

Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a Director's absence from a meeting is unavoidable, the Director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting.

4. CHAIR

The Chair of the Board shall have the duties and responsibilities set forth in the "Chair of the Board of Directors Position Description."

5. RESPONSIBILITIES

The Board operates by delegating certain of its responsibilities to management and reserving certain powers to itself. Its principal duties fall into six categories:

• Overseeing and approving on an ongoing basis the Corporation's business strategy and strategic planning process;

• Selection of the management;

• Setting goals and standards for management, monitoring their performance and taking corrective action where necessary;

• Approving policies, procedures and systems for implementing strategy, managing risk, and ensuring the integrity of the Corporation's internal control and management information systems;

• Adopting a communications policy and reporting to shareholders on the performance of the business;

• Approval and completion of routine legal requirements.

5.1 Strategy Determination

(a) The Board has the responsibility to participate, as a whole and through its Committees, in identifying the objectives and goals of the business as well as the associated risks, and the strategy by which it proposes to reach those goals and mitigate such risks. The Board shall adopt a strategic planning process and shall approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

(b) The Board has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

5.2 Selection of the Management

(a) The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, appointing Committees and determining Director compensation.

(b) The Board has the responsibility for the appointment and replacement of a Chief Executive Officer ("CEO") of the Corporation, for monitoring CEO performance, determining CEO compensation, and providing advice and counsel in the execution of the CEO's duties.

(c) The Board has the responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the CEO.

(d) The Board has the responsibility for, to the extent feasible, satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(e) The Board has the responsibility for ensuring that adequate provision has been made for management succession (including appointing, training and monitoring senior management).

5.3 Monitoring and Acting

(a) The Board has the responsibility for monitoring the Corporation's progress towards its goals, and revising and altering its direction in light of changing circumstances.

(b) The Board has the responsibility for taking action when performance falls short of its goals or when other special circumstances (for example mergers and acquisitions or changes in control) warrant it.

5.4 Policies and Procedures

(a) The Board has the responsibility for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

(b) The Board has the responsibility for approving and monitoring compliance with all significant policies, procedures and internal control and management systems by which the Corporation is operated.

(c) The Board has responsibility for ensuring that the Corporation operates at all times within applicable laws and regulations, and to high ethical and moral standards.

5.5 Reporting to Shareholders

(a) The Board has the responsibility for adopting a communications policy for the Corporation, including adopting measures for receiving feedback from stakeholders.

(b) The Board has the responsibility for ensuring that the financial performance of the Corporation is reported to shareholders on a timely, regular and non-selective basis.

(c) The Board has the responsibility for ensuring that the financial results are reported fairly, and in accordance with generally accepted accounting principles.

(d) The Board has the responsibility for timely and non-selective reporting of any other developments that have a significant and material impact on the value of the shareholders' assets.

(e) The Board has the responsibility for reporting annually to shareholders on its stewardship for the preceding year.

(f) The Board has the responsibility for approving any payment of dividends to shareholders.

5.6 Legal Requirements

(a) The Board is responsible for ensuring that legal requirements, documents and records have been properly prepared, approved and maintained.

5.7 Other

(a) On an annual basis, this Board Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Board for consideration.

(b) Any security holder may contact the Board by email or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the Board Chair.

Appendix F

Audit Committee Charter

1. PURPOSE

1.1. The Audit Committee (the "Committee") is a standing committee of the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation"). Its purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditors of the Corporation (the "external auditors"), and (iv) the performance of the Corporation's internal audit function and external auditors. The Committee will also prepare the report that is, under applicable legislation and regulation, required to be included in the Corporation's annual proxy statement and circular.

2. AUTHORITY

2.1. The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Determine the public accounting firm to be recommended to the Corporation's shareholders for appointment as external auditors, and, subject to applicable law, be directly responsible for the compensation and oversight of the work of the external auditors. The external auditors will report directly to the Committee.

(b) Resolve any disagreements between management and the external auditors regarding financial reporting.

(c) Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditors.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties.

(e) Seek any information it requires from employees — all of whom are directed to cooperate with the Committee's requests — or external parties.

(f) Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

(g) Delegate authority, to the extent permitted by applicable legislation and regulation, to one or more designated members of the Committee, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Committee at its next scheduled meeting.

3. COMPOSITION

3.1. The Committee shall consist of at least three and no more than six members of the Board of Directors.

3.2. The Corporate Governance and Nominating Committee will recommend to the Board of Directors members for appointment to the Committee and the Chair of the Committee. Only independent Directors shall be entitled to vote on any Board resolution approving such recommendations.

3.3. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

3.4. Each Committee member shall be independent according to the independence standards established by the Board of Directors, and all applicable corporate and securities laws and stock exchange listing standards.

3.5. Each Committee member will also be financially literate. At least one member shall be designated as the "financial expert", as defined by applicable legislation and regulation. No Committee member shall simultaneously serve on the audit committees of more than two other public companies.

4. MEETINGS

4.1. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

4.2. The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings, as circumstances require. The Committee will invite other members of the Board of Directors, members of management, internal auditors or others to attend meetings and provide pertinent information, as necessary. External auditors shall be entitled to receive notice of every meeting of the Committee and to attend and be heard threat. The Committee will meet separately, periodically, with management, with internal audit and with external auditors. The Committee will also meet periodically *in camera*. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.3. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided that meetings of the Committee shall be convened whenever requested by the external auditors or any member of the Committee in accordance with the *Canada Business Corporations Act* (the "CBCA"). Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board of Directors at the next Board of Directors meeting. The Committee shall keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be available as soon as practicable to the Board of Directors.

5. CHAIR

5.1. The Chair of the Committee shall have the duties and responsibilities set forth in Appendix "A".

6. RESPONSIBILITIES

There is hereby delegated to the Committee the duties and powers specified in section 171 of the CBCA and, without limiting these duties and powers, the Committee will carry out the following responsibilities.

6.1. Financial Statements

   (a) Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:

   (i) complex or unusual transactions and highly judgmental areas;

   (ii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles; and

   (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

   (b) Review analyses prepared by management and/or the external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of new or revised IFRS methods on the financial statements.

   (c) Review both U.S. GAAP (where applicable) and IFRS issues and any reconciliation issues from IFRS to U.S. GAAP.

   (d) Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditors' activities or on access to requested information, and the resolution of any significant disagreements with management.

   (e) Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

   (f) Review and discuss the unaudited annual financial statements prior to the Corporation's year-end earnings release.

   (g) Review the annual financial statements and MD&A and make a determination whether to recommend their approval by the Board of Directors.

   (h) Approve the quarterly financial statements and MD&A prior to their release.

   (i) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the Forms 10-K and 10-Q certification process about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls.

(j) Review and discuss earnings press releases prior to their release (particularly use of "pro forma" information or other non-IFRS financial measures), as well as financial information and earnings guidance provided externally, including to analysts and rating agencies.

(k) Review management's internal control report and the related attestation by the external auditors of the Corporation's internal controls over financial reporting.

6.2. Internal Control

(a) Consider the effectiveness of the Corporation's internal control system, including information technology security and control.

(b) Understand the scope of internal audit's and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) As requested by the Board of Directors, discuss with management, internal audit and the external auditors the Corporation's major risk exposures (whether financial, operational or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps management has taken to monitor and control such exposures.

(d) Annually review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(e) Discuss with the Chief Financial Officer and, as is in the Committee's opinion appropriate, the Chief Executive Officer, all elements of the certification required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

6.3. Internal Audit

(a) Review with management, the external auditors and internal audit the charter, plans, activities, staffing and organizational structure of the internal audit function.

(b) Ensure there are no unjustified restrictions or limitations on the functioning of the internal audit department, and review and concur in the appointment, replacement, or dismissal of the Vice President, Internal Audit.

(c) Review the effectiveness of the internal audit function, including compliance with The Institute of Internal Auditors' *International Professional Practices Framework (IPPF)*.

(d) On a regular basis, meet separately with the Vice President, Internal Audit to discuss any matters that the Committee or the Vice President, Internal Audit believes should be discussed privately.

6.4. External Audit

(a) Review the external auditors' proposed audit scope and approach, (including coordination of audit effort with internal audit) and budget.

(b) Oversee the work and review the performance of the external auditors, and make recommendations to the Board regarding the appointment or discharge of the external auditors. In performing this oversight and review, the Committee will:

  (i) At least annually, obtain and review a report by the external auditors describing (A) the external auditors' internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (C) (to assess the auditor's independence) all relationships between the external auditors and the Corporation.

  (ii) Take into account the opinions of management and internal audit.

  (iii) Review and evaluate the lead partner of the external auditors.

(c) On an annual basis receive and review from the external auditors a report on items required to be communicated to the Committee by applicable rules and regulations.

(d) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

(e) Present its conclusions with respect to the external auditors to the full Board of Directors.

(f) Set clear hiring policies for employees or former employees of the present or former external auditors.

(g) On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or external auditors believe should be discussed privately.

6.5. Compliance

(a) Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

(b) Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(c) Review the findings of any examinations by regulatory agencies, and any external auditors observations made regarding those findings.

(d) Review the process for communicating the Core Values and Code of Conduct to Corporation personnel, and for monitoring compliance therewith.

(e) Obtain regular updates from management and the Corporation's legal counsel regarding compliance matters.

6.6. Reporting Responsibilities

(a) Regularly report to the Board of Directors about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, and the performance of the internal audit function.

(b) Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.

(c) Report annually to shareholders, describing the Committee's composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

(d) Review any other reports the Corporation issues that relate to Committee responsibilities.

6.7. Other Responsibilities

(a) Discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Perform other activities related to this Committee Charter as requested by the Board of Directors.

(c) Institute and oversee special investigations as needed.

(d) Ensure appropriate disclosure of this Committee Charter as may be required by applicable legislation or regulation.

(e) Confirm annually that all responsibilities outlined in this Committee Charter have been carried out.

(f) Receive and review, at least quarterly, a report prepared by the Corporation's Natural Gas Hedging Committee and, if the Corporation's hedged position is outside approved guidelines, determine the reasons for the deviation and any action which will be taken as a result.

(g) Annually review the Corporation's natural gas hedging policy.

(h) Receive and review, at least annually and in conjunction with the Compensation Committee, a report on pension plan governance including a fund review and retirement plan accruals.

7. FUNDING

7.1. The Corporation shall provide for appropriate funding, as determined by the Committee, for (i) compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit review or attest services as pre-approved by the Committee; (ii) compensation to any outside experts employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. OTHER

8.1. The Committee shall conduct an evaluation of the Committee's performance and this Audit Committee Charter, including Appendix "A" attached hereto, at least annually, and recommend to the Board of Directors such Committee Charter changes as the Committee deems appropriate.

8.2. Authority to make minor technical amendments to this Committee Charter is hereby delegated to the Secretary of the Corporation who will report any amendments to the Board of Directors at its next meeting.

Appendix "A"

POTASH CORPORATION OF SASKATCHEWAN INC.

Audit Committee Chair Position Description

In addition to the duties and responsibilities set out in the Board of Directors Charter and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of Potash Corporation of Saskatchewan Inc. (the "Corporation") has the duties and responsibilities described below.

1. Provide overall leadership to facilitate the effective functioning of the Committee, including:

    (a) overseeing the structure, composition, membership and activities delegated to the Committee;

    (b) chairing every meeting of the Committee and encouraging free and open discussion at meetings of the Committee;

    (c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

    (d) facilitating the timely, accurate and proper flow of information to and from the Committee;

    (e) arranging for management, internal and external auditors and others to attend and present at Committee meetings as appropriate;

    (f) arranging sufficient time during Committee meetings to fully discuss agenda items;

    (g) encouraging Committee members to ask questions and express viewpoints during meetings; and

    (h) taking all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee to meet in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.

Appendix G

Compensation Committee Responsibilities and Procedures

As described in the Compensation Committee's charter, the Compensation Committee has the responsibility to:

- review and approve on an annual basis the corporate goals and objectives relevant to the compensation of our CEO. The Compensation Committee evaluates at least once a year the CEO's performance in light of established goals and objectives and, based on such evaluation, together with all other independent members of the Board, determines and approves the CEO's annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation;

- review and approve on an annual basis the evaluation process and compensation structure for our executive officers, including an annual Executive Salary Administration Program under which the parameters for salary adjustments for officers are established;

- review and make recommendations to the Board with respect to the adoption, amendment and termination of our management incentive-compensation and equity-compensation plans, oversee their administration and discharge any duties imposed on the Compensation Committee by any of those plans;

- assess the competitiveness and appropriateness of our policies relating to the compensation of the executive officers;

- participate in the long-range planning for executive development and succession, and develop a CEO succession plan;

- develop the Compensation Committee's annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations, and review and approve, prior to publication, the compensation sections of the proxy statement;

- review the general design and make-up of our broadly applicable benefit programs as to their general adequacy, competitiveness, internal equity and cost effectiveness;

- annually review the performance of our pension and other retirement benefit plans;

- review periodically executive officer transactions in our securities and approve such transactions as appropriate for their exemption from short-swing profit liability under Section 16(b) of the Exchange Act;

- annually review and recommend to the Board a compensation package for our directors. In considering the director compensation package, the Compensation Committee may take into consideration the relative responsibilities of directors in serving on the Board and its various Committees. The Compensation Committee may request that management report to the Compensation Committee periodically on the status of the compensation package of the Board in relation to other similarly situated companies. Directors who are our employees shall not be compensated for their services as directors. The Compensation Committee shall review annually any stock ownership guidelines applicable to directors and shall recommend to the Board revisions to any such guidelines as appropriate; and

- perform other review functions relating to management compensation and human resources policies as the Compensation Committee deems appropriate.

As the chief human resources officer, the Vice President, Human Resources and Administration is the Corporation's representative to the Compensation Committee and provides the Compensation Committee with information and input on corporate compensation and benefits philosophy and plan design, succession planning, program administration and the financial impact of director, executive and broad-based employee compensation and benefit programs. In addition, the Vice President, Human Resources and Administration provides information to and works with the Compensation Committee's executive compensation consultant as directed by the Compensation Committee.

Compensation Approval Process

The following chart summarizes the approval process for the compensation of our Chief Executive Officer and our Named Executive Officers.



Compensation Committee 2011 Annual Work Plan

The Compensation Committee's 2011 Annual Work Plan, which summarizes actions taken and matters reviewed by the Compensation Committee during 2011, is as follows:

Committee Action	Jan	Feb	May	Jul	Sept	Nov	Board Action
Approve Executive compensation philosophy to support the business objectives						●	Approve
Recommend Executive Management Team (EMT) changes (as occur)							Approve
Review of EMT total compensation structure (including competitiveness)						●	Information Only
Review CEO succession plan, management structure, and executive development	●						Information Only
Approve CEO's recommendation of EMT's compensation Review staff succession planning	●				●		Approve Information Only
Recommend Salary Administration: Merit and range adjustments and budget for next year					●		Approve as part of final budget
Recommend any significant plan changes (as needed) • Incentive and equity plans; • Other plans (may be in conjunction with Audit Committee)							Approve as necessary
Evaluation of CEO's performance in light of goals, base pay and total compensation determined	●						Approve
Recommend CEO's goals relevant to compensation for the next year	●						Approve
Approve Short-term incentive plan's awards and costing for the upcoming year, based upon approved budget targets	●						Approve
Approve Short-term incentive plan payouts for EMT, and in total (in conjunction with Audit Committee)	●						Approve
Recommend Short-term incentive plan payouts for CEO (in conjunction with Audit Committee)	●						Approve
Review Status report on short-term performance measures and projected incentive payments				●		●	Information Only
Recommend final design Cash medium-term incentive plan's performance goals, awards, and costing for the upcoming cycle				● (every 3 yrs)		● (every 3 yrs)	Approve
Approve Cash medium-term incentive plan payouts for EMT, and in total (in conjunction with Audit Committee)	● (every 3 yrs)						Approve
Recommend Cash medium-term incentive plan payouts for CEO (in conjunction with Audit Committee)	● (every 3 yrs)						Approve
Review status report on Cash medium-term incentive performance measures and projected incentive payments	●			●		●	Information Only
Recommend estimate of total annual projected Performance option grant requirements	●						Approve
Recommend Performance option grants for CEO, EMT, and in total; reserve analysis and dilution			●				Approve
Recommend Board Compensation Annual Review				●			Approve

Committee Action	Jan	Feb	May	Jul	Sept	Nov	Board Action
Review Execution of stock sales and ownership levels: • CEO, EMT and Board	●		●	●		●	Information Only
Approve Report on executive compensation for the annual proxy		●					Approve as part of proxy circular
Review Labour relations environment				●			Information Only
Review (with Audit Committee) Retirement benefits, including fund review, retirement plan accruals, and other				●			Information Only
Review of CEO expenses for prior year (by Committee Chair as authorized by Compensation Committee)	●						Information Only
Review Compensation Committee evaluation and charter review					●		Information Only
Recommend Other risk categories assigned to the Compensation Committee (may be with the Audit Committee)				●			Approve
Review Top 10 Executive Tally Sheet			●				Information Only
Review Pay for Performance Analysis				●			Information Only
Review draft of Compensation Committee Report for Proxy Circular	●						Information Only
Review compensation program risk analysis	●						Information Only
Review interim update on CEO goals			●				Information Only
Review peer group/comparator analysis			●				Information Only
Approve peer group/comparator analysis				●			Approve
Review Compensation Committee self-evaluation results				●			Information Only
Approve Short-term incentive plan design						●	Approve
Review report on sustainability performance						●	Information Only
Review of emerging issues in executive compensation	●		●	●		●	Information Only